Form 10-K405, Exhibit 13
period 1995-08-31
LINDSAY MANUFACTURING CO
filed 1995-11-28
CIK 836157

1995

ANNUAL REPORT

                           LINDSAY MANUFACTURING CO.
                      A LEADER IN CENTER PIVOT IRRIGATION





                                    [PHOTO:
                             ZIMMATIC CENTER PIVOT]



                       CONSERVING WATER, ENERGY AND LABOR

                                COMPANY PROFILE

Nebraska-based Lindsay Manufacturing Co., a leader in providing irrigation systems for more than 25 years, maintains a strong marketshare position by providing high-quality product, superior technology, and first-rate customer service. Through its diversified products segment, the Company also produces large diameter steel tubing and performs outsource manufacturing and production services for others.
         For Fiscal 1995, Lindsay had net earnings of $11.7 million, or $2.48 per share, compared with earnings of $11.2 million, or $2.31 per share, in the prior year, before an increase for the cumulative effect of a change in accounting for income taxes adopted in the first quarter of Fiscal 1994 of $659,000, or $0.13 per share. Revenues were $111.8 million, compared to revenues of $112.7 a year ago.
         Lindsay's performance contributed to a solid financial position at year end. At August 31, 1995, shareholders' equity was $68.7 million, or $15.74 per share, up from $68.1 million, or $14.44 per share, at the beginning of the year. Lindsay repurchased almost 8 percent (369,250 shares) of its outstanding stock during the year.

IRRIGATION EQUIPMENT
Lindsay manufactures center pivot and lateral move irrigation equipment, sold through a worldwide network of more than 300 independent dealer locations.

1995 RESULTS
Irrigation equipment revenues were $88.8 million compared to $94.3 million a year ago. North American irrigation equipment revenues were 2 percent lower than record revenues achieved in Fiscal 1994. Export irrigation equipment declined 28 percent, as a result of lower sales to dealers in Saudi Arabia offsetting a 35 percent increase in sales to non-Saudi markets.

OUTLOOK
Long-term, the market for center pivot and lateral move irrigation equipment is expected to grow at a five year average rate of 6 percent to 8 percent annually, largely due to demand drivers of farmers' need to conserve water, energy and labor.
         During Fiscal 1996, North American irrigation equipment sales are expected to be strong, however, there is some uncertainty in the market related to generally lower crop yields, (but higher crop prices), as well as proposed changes to government subsidy payments that could impact farmers' income.
         In export irrigation equipment, Lindsay expects continued growth in its non-Saudi international markets including Australia, Western Europe, and Mexico and Latin America. Fiscal 1996 will also be the first full year where year-to-year comparisons are level in regard to demand from Lindsay's dealers in Saudi Arabia.

DIVERSIFIED PRODUCTS
Through its diversified products segment, Lindsay provides outsource manufacturing services for Caterpillar Inc., Deere & Company, New Holland North America, Inc. and others. In addition, the Company manufactures and distributes large-diameter steel tubing to manufacturers and steel service centers.


1995 RESULTS
Diversified products revenue rose 25 percent in Fiscal 1995 to $23.0 million from $18.4 million a year ago. This segment comprised over 20 percent of Lindsay's Fiscal 1995 revenues.

OUTLOOK
Lindsay expects continued growth in its diversified products segment from additional outsource business from current customers and a stable market for tubular products. Diversified products revenue during Fiscal 1996 should reach the Company's goal of accounting for at least 25 percent of revenues, a goal set five years ago.


                               TABLE OF CONTENTS
                               Letter to Shareholders   . . . . . . . . .  2
                               Operations Review  . . . . . . . . . . . .  5
                               Selected Financial Data and Analysis   . .  8
                               Financial Statements   . . . . . . . . . .  13
                               Notes  . . . . . . . . . . . . . . . . . .  16
                               Directors and officers   . . . . . . . . .  20
                               Investors Information  . .   Inside Back Cover

                              FINANCIAL HIGHLIGHTS

($ in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------
                                                                       1995          1994        % change
------------------------------------------------------------------------------------------------------------
INCOME DATA
for the fiscal years ended August 31
  Operating revenues  . . . . . . . . . . . . . . . . . . . . . .     $111,843     $112,684        (0.7)%
  Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . .       25,857       25,748         0.4
  Operating expenses  . . . . . . . . . . . . . . . . . . . . . .       11,937       11,610         2.8
  Operating income  . . . . . . . . . . . . . . . . . . . . . . .       13,920       14,138        (1.5)
  Interest and other income, net  . . . . . . . . . . . . . . . .        3,166        2,628        20.5
  Pre-tax earnings  . . . . . . . . . . . . . . . . . . . . . . .       17,086       16,766         1.9
  Earnings before accounting change . . . . . . . . . . . . . . .       11,704       11,233         4.2
  Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . .     $ 11,704     $ 11,892        (1.6)%

BALANCE SHEET DATA
at August 31
  Current assets  . . . . . . . . . . . . . . . . . . . . . . . .     $ 43,738     $ 36,381        20.2%
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . .       86,060       88,440        (2.7)
  Current liabilities . . . . . . . . . . . . . . . . . . . . . .       15,931       18,985       (16.1)
  Stockholders' equity  . . . . . . . . . . . . . . . . . . . . .     $ 68,743     $ 68,084         1.0%

PER SHARE DATA
  Earnings before accounting change . . . . . . . . . . . . . . .     $   2.48     $   2.31         7.4%
  Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . .         2.48         2.44         1.6
  Book value  . . . . . . . . . . . . . . . . . . . . . . . . . .     $  15.74     $  14.44         9.0%

  PERFORMANCE RATIOS
  Operating margin  . . . . . . . . . . . . . . . . . . . . . . .         12.5%        12.6%
  Net margin  . . . . . . . . . . . . . . . . . . . . . . . . . .         10.5%        10.6%
  Return on beginning equity  . . . . . . . . . . . . . . . . . .         17.2%        21.4%
------------------------------------------------------------------------------------------------------------


REVENUES
($ in millions)

Year            Revenues
----            --------
89                92.6
90               102.7
91                98.7
92               108.9
93               102.1
94               112.7
95               111.8

Since 1989, revenues have increased 20.7% from $92.6 million to $111.8 million in 1995.


NET MARGIN
(Percentage)

Year            Net Margin
----            ----------
89                 8.0
90                 8.2
91                 9.0
92                10.1
93                10.5
94                10.6
95                10.5

Strong operating efficiencies have allowed the company to increase net margin from 8% in 1989 to 10.5% in 1995.



NET EARNINGS PER SHARE
(Dollars)

                Net Earnings
Year              Per Share
----            ------------
89                1.58
90                1.81
91                1.91
92                2.28
93                2.21
94                2.44
95                2.48

Earnings per share have risen 57.0% from $1.58 in 1989 to $2.48 in 1995.

                                  1 LINDSAY

                             LETTER TO SHAREHOLDERS

I am pleased to report that Lindsay Manufacturing Co. had, on a per share basis, higher earnings for the fiscal year ended August 31,1995, compared to the previous year. We were able to achieve this even though sales were slightly lower than a year ago.
         As we enter Fiscal 1996, our position as a leader in center pivot and lateral move irrigation equipment continues strong. We remain well positioned to continue to take advantage of what is truly a growing market, both literally and figuratively. Center pivot and lateral move irrigation equipment aids in growing crops more efficiently and can result in higher crop yields. We estimate that the market for center pivot and lateral move irrigation equipment is growing at a five year average rate of 6 percent to 8 percent annually, largely due to the long-term demand drivers of farmers' need to conserve water, energy and labor and, at the same time, stabilize or increase crop yields. There are approximately 400 million cultivated acres in the U.S. of which only 15 percent or approximately 60 million acres are irrigated. Of these 60 million irrigated acres, only 25 percent, approximately 15 million acres, are irrigated by center pivot or lateral move irrigation systems.
         Lindsay's center pivot and lateral move irrigation equipment provides a more uniform distribution and timely application of water to crops, reducing water usage by as much as 40 percent to 60 percent compared to surface irrigation. This is an increasingly important factor, as the world moves to ensure we carefully protect and utilize one of our most precious natural resources -- water. In fact, the World Bank in a report this year warned that population growth and increasing urbanization could cause water shortages serious enough to threaten agriculture in some 80 countries.
         Near-term demand drivers such as the general farm economy, prevailing interest rates and agricultural commodity prices play a variable role each year, dictating increases or decreases in North American and worldwide demand for irrigation equipment. In addition, with approximately half of the 110,000 center pivot systems in operation in North America more than 10 years old, we expect the replacement of old systems to be a contributing factor to sales growth. Today, one-fourth of our system sales are to farmers who are replacing an old or outdated center pivot with a new Zimmatic. Our customers, profiled in the operations review section of this year's report, are primarily those operating larger farms, where the need to conserve water and at the same time improve efficiency and crop yields is imperative to long-term success and survival.

FISCAL 1995: ANOTHER YEAR OF
STRONG FINANCIAL PERFORMANCE
Net earnings were $11.7 million, or $2.48 per share, compared with earnings of $11.2 million, or $2.31 per share, before an increase for the cumulative effect of a change in accounting for income taxes adopted in the first quarter of Fiscal 1994 of $659,000, or $0.13 per share. For the year, revenues were $111.8 million, slightly lower than $112.7 million a year ago.
         Fiscal 1995's North American irrigation equipment revenues were 2 percent lower, while export irrigation equipment declined 28 percent and diversified product revenues rose 25 percent. Gross margin for the year was
23.1 percent, up slightly from 22.9 percent a year ago. Operating margin (reflecting continued operating efficiency) was 12.5 percent, nearly equal to last year's 12.6 percent, and at the upper end of our goal range of 10 percent to 13 percent.
         While sales for North American irrigation equipment were strong during the year, compared to the prior year they were slightly lower, partially because of the record sales achieved in Fiscal 1994. However, sales were also negatively impacted by production and delivery constraints we experienced during the peak months of January through May. We have taken several steps to ensure that these production and delivery constraints do not reoccur in Fiscal 1996.
         During the year, we saw a more than 35 percent increase in export irrigation equipment sales to non-Saudi Arabia export markets, which include Australia, Western Europe, and Mexico and Latin America. This increase, however, was more than offset by lower sales to our irrigation equipment dealers in Saudi Arabia. Because export irrigation equipment sales have declined overall, we are in the process of relocating our Houston international sales office to Lindsay's Nebraska headquarters, thereby reducing costs while at the same time enhancing communication and customer service.
         Finally, higher diversified product revenue from increased sales of both tubular products and outsource manufacturing services for Caterpillar Inc., Deere & Company and New Holland North America, Inc., nearly offset the reduction in total irrigation equipment revenues. In fact, diversified products revenue increased 25 percent from the previous year and now comprises over 20 percent of Lindsay's annual revenues.
         Our financial performance contributed to a solid financial position at year end. At August 31, 1995, shareholders' equity was $68.7 million, or $15.74 per share, up from $68.1 million, or $14.44 per share, at the beginning of the year.
         We continued to focus on enhancing shareholder value during Fiscal 1995 by initiating a stock repurchase program. By year end, we repurchased almost 8 percent -- 369,250 shares -- of our outstanding stock.

LEVERAGING LEADERSHIP POSITION TO INCREASE MARKETSHARE
By leveraging its leadership position, superior technology, strong Zimmatic brand recognition and first-rate dealer net-





                                   2 LINDSAY
work, Lindsay expects to capture a greater marketshare. As mentioned earlier, we have taken strategic steps to increase capacity to ensure we do not miss sales opportunities in the near and long-term. These steps include increasing production capacity to meet the North American peak season demand of January through May. We are also instituting marketing programs to ensure our dealers have product immediately available for customers requesting the early delivery of equipment. Finally, we are increasing capital expenditures in Fiscal 1996 to complete a significant plant automation project. We are confident this will increase both manufacturing efficiency and capacity during the year.
         Our distribution network consists of approximately 170 North American agribusiness dealer locations and 170 international irrigation equipment dealer locations. Currently, we have our Zimmatic irrigation equipment operating in more than 75 countries. We will continue to focus on expanding and upgrading our dealer organization to expand the sales and technical professionalism of our dealers, widening the gap in image between Lindsay and second-tier companies.
         Additionally, we will continue to dedicate capital to developing superior center pivot irrigation technology. Our past efforts in this area are paying off, as 30 percent of our center pivot irrigation systems sold in Fiscal 1995 were equipped with the Automated Irrigation Management System (AIMS) computer technology, introduced in the early 1990s, compared to 13 percent in Fiscal 1994.
         Long-term, our export irrigation equipment revenues will continue to come from the markets where we experienced growth this year: Australia, Western Europe, and Mexico and Latin America. While international demand for center pivot irrigation is driven by the same demand drivers as in North America, it is difficult to project near and long-term demand because of more varied economic, political and climatic changes in these markets. However, Lindsay has an active international presence and is prepared to generate and respond to demand when opportunities occur.
         In our diversified products segment we expect continued growth from our current customers who seek the same manufacturing expertise and efficiency Lindsay applies in producing center pivot irrigation equipment. Based on past trends, we anticipate obtaining additional outsource business from Caterpillar Inc., Deere & Company and New Holland North America, Inc. These customers rely on Lindsay to deliver a high-quality product with on-time delivery. In
addition, we expect a stable market for our tubular products.   We believe
there will continue to be a long-term opportunity to support our primary business of center pivot irrigation through diversified product sales, which provides strong incremental margins with little capital investment.

FISCAL 1996 OUTLOOK POSITIVE
                                                   [PHOTO:ZIMMATIC CENTER PIVOT]

As of this writing, our outlook for Fiscal 1996 is positive. While our North American dealers believe that demand for irrigation equipment will continue strong, there is some uncertainty related to generally lower crop yields, (but higher crop prices), and proposed changes to government subsidy payments that, short-term, could negatively impact farmers' incomes. With that in mind, we remain cautiously optimistic.
         For export irrigation equipment, Fiscal 1996 will be our first full year where year-to-year comparisons are level in regard to demand from our dealers in Saudi Arabia. As we've stated before, we do not anticipate sales to Saudi Arabia returning to previous high levels and for the near term this should be a replacement parts only market. We do expect to see continued growth in the non-Saudi international markets during the coming year.
        Diversified products revenue during Fiscal 1996 should come close to our goal of accounting for 25 percent of Lindsay's revenues.
        Finally, Lindsay remains committed to increasing shareholder value. We expect to continue to repurchase stock out of cash flow during 1996. We repurchased 369,250 shares in Fiscal 1995 and we are authorized to repurchase up to 838,000 additional shares. Equally important, we will continue to seek a good fitting acquisition. We've been working diligently with a major regional investment banking firm, which is assisting us in finding a strategic acquisition consistent with our long-term growth objectives. While we have reviewed a number of potential acquisitions, none to date have fit our core criteria of providing a proprietary product that utilizes Lindsay's manufacturing expertise and adds value for our shareholders.
         In closing, I thank all of the employees, dealers and customers of Lindsay Manufacturing Co. for your continued support and interest. We remain confident in the opportunities ahead for Lindsay.

Sincerely,



Gary D. Parker
Chairman, President and Chief Executive Officer

                                   3 LINDSAY

OPERATIONS REVIEW

                                   [PHOTO:
                            ZIMAMTIC CENTER PIVOT]

                                [INSET PHOTO:
                                    FLOOD
                                 IRRIGATION]

Converting to center pivots from flood irrigation helps customers use groundwater more efficiently and cuts irrigation expenses, while maintaining production.

Inset photo: Flood irrigation is less efficient and much more labor intensive than center pivot irrigation.


                                   4 LINDSAY

Simply stated, center pivot and lateral move irrigation systems are automatic continuous move systems that consist of sprinklers mounted on a water-carrying pipeline supported approximately 11 feet off the ground by a truss system suspended between towers, which are mounted on an interdependent drive train. More notably, center pivot irrigation is identifiable from an aerial view by the large circles it creates on agricultural land.
         Nebraska-based Lindsay Manufacturing Co. has been a leader in providing center pivot irrigation systems for more than 25 years and, over the years, has earned a 35 percent to 40 percent marketshare. More than 95 percent of Lindsay's irrigation equipment sales are center pivot systems with a small percentage of sales from lateral move irrigation equipment, which moves in a straight line.
         Though it sounds like a pun, the best words to describe the market for center pivot irrigation equipment is "unsaturated." Only 15 percent of the approximately 400 million cultivated acres of U.S. farmland are irrigated. Of those 60 million irrigated acres, only 25 percent or 15 million acres are irrigated by center pivots. Converting only an additional 25 percent to center pivot would require an additional 100,000 to 110,000 new systems. The long-term demand drivers for center pivot irrigation, farmers' need to conserve water, energy and labor, and at the same time stabilize or increase yields should result in a long-term trend of 6 percent to 8 percent average annual market growth.
         The market internationally is currently strongest in Australia, Western Europe, and Mexico and Latin America, where near-term demand drivers of strong commodity prices for irrigated crops and healthy general farm economies exist.
         Of the long-term demand drivers, the need to conserve water is, perhaps, the most crucial and increasing. According to The World Bank in a report this year, Toward Sustainable Management of Water Resources, agriculture accounts for some 63 percent of the world's use of freshwater (about 70 percent in developing countries); a third of the world's crops are produced by irrigated agriculture, most of which is flood irrigated; and about 40 percent of the world's food supply comes from irrigated land. While population pressure will increase demand for food, it is becoming increasingly difficult to sustain the expansion of irrigation. The report stated,"The increased demand for food will have to be met by increasing cropping intensities and achieving higher yields using less water." With flood irrigation, only 45 percent of irrigation water is actually used by the crop. Clearly, center pivot




CENTER PIVOT IRRIGATION: CONSERVING WATER, ENERGY AND LABOR

Kevin Sanders doesn't mind being the first in his neighborhood to try something new, especially if it saves money, time and precious groundwater.
    Last year, Sanders installed two Zimmatic center pivots to replace flood irrigation on his farm near Hereford, Texas.
    "With everything like it is, I felt like converting to center pivots was the only way to stay in business," Sanders says. "I have a shortage of groundwater and I needed to cut irrigation expenses while maintaining production."
    And he did more than maintain production. "With my Zimmatic pivots, I was able to more efficiently use my water. With water that in prior years I used to irrigate only 120 acres of corn, I was able to raise nearly 500 acres of cotton, forage sorghum and wheat by double cropping and irrigating previously unirrigated land," Sanders commented.
    Sanders ran each of this two Zimmatic seven tower pivots more than 1,500 hours over the growing season. After the wheat crop is harvested, Sanders goes in and double crops forage sorghum and red-topped cane.
    "Harvesting crops in 11 months is fantastic," he says. "It is something I have never been able to do before." He's also saving money. Sanders estimates it will cost $20 an acre to irrigate with center pivot, compared to at least $66 per acre of flood irrigated land. The savings are reflective of significant reductions in labor and energy.
    Sanders says his area, Deaf Smith County, is still about 90 percent flood irrigated, but he believes center pivot use will increase in the next few years. Cost and time are factors, but water shortage makes efficiency a key point. Twenty years ago, Sanders' wells pumped between 800 to 1,100 gallons per minute. Now those same wells only pump 250 gallons per minute.
    "Everybody around here is in the same boat as far as water shortages are concerned," Sanders says.
    Sanders uses his Zimmatics to apply fertilizer, herbicide and pesticide.
He estimates he saves $7.60 per acre (a total of nearly $2,000) that would have been spent on a spray plane.

                                   5 LINDSAY
irrigation meets this demand for more efficient water use.
         Farmers purchase Lindsay's center pivot irrigation equipment, rather than relying on flood irrigation because the system:
- provides a more uniform distribution and timely application of water to crops;
- can reduce water usage by 40 percent to 60 percent;
- can lower production costs by as much as 25 percent by reducing energy, labor, fertilizer and chemical use;
- and can lower the risk of environmental contamination from chemicals.

         Center pivot systems, with an estimated cost of approximately $60,000 a system (including well development), have paybacks of approximately four to six years while ensuring timely water and other nutrient needs for growing crops. The trend toward larger farms enhances unit volume growth; it is the larger, better capitalized farmer who purchases center pivots.
         Farmers depend on Lindsay to provide first-rate, technologically superior center pivot systems through a network of dependable service-driven dealers. During the current decade, Lindsay introduced its Automated Irrigation Management System (AIMS) and AIMS Telemetry Network, which gives a farmer the efficiency and flexibility to monitor and control multiple center pivots from a single personal computer. During Fiscal 1995, approximately one-third of Lindsay's North American irrigation equipment shipments included one of these systems or its Remote Monitor Alarm and Control (R-MAC) system, which also utilizes computer technology and cellular phone or business band radio allowing farmers to monitor and control irrigation systems from across the section, the county or the state.
         Lindsay's dealer organization, both for the North American and international markets, is key to its long-term success. Lindsay continuously evaluates and upgrades its worldwide network of dealer locations to ensure that dealers selling Zimmatics meet the company's strict standards. Lindsay recently announced its Circles of Excellence program, designed to encourage dealers to actively participate in training and educational programs, as well as utilize the company's advertising and promotional programs. Dealers earning the Circles of Excellence status are rewarded through monetary incentives and recognition awards.
         During the past 10 years, Lindsay has parlayed its manufacturing expertise and efficiency to grow its diversified products segment to over 20 percent of its annual revenues. Lindsay's diversified products segment performs outsource manufacturing and manufactures and markets large-diameter steel tubing. Lindsay offers agricultural and industrial capital goods




CENTER PIVOTS FIND USE IN WASTEWATER TREATMENT

Water -- even wastewater-- is a precious resource in west Texas. That's why the city of San Angelo is putting its treated effluent to productive use on the land through a distribution system that includes 29 Zimmatic center pivots.
         In the spring of 1994, the city's new $11 million wastewater disposal system went into full operation. From the wastewater treatment facility, the effluent is pumped into two reservoirs that have a total holding capacity of one billion gallons. The wastewater is then pumped through distribution piping to the Zimmatic pivots in the fields, which irrigate crops such as corn, wheat, oats, alfalfa and grasses. Cattle are grazed on the pastureland, while the other crops are fed to livestock.
         "We're very excited and pleased about this project," says Tom Kerr, assistant public works director for the City of San Angelo, which has a population of about 85,000. "It's the way of the future. We think it is the most effective method for getting the maximum benefit out of an important resource (water) in an environmentally safe way."
         The Zimmatic pivots distribute an average volume of 8 million gallons of wastewater each day. About 2,300 acres are under irrigation; the city has another 5,300 acres available for future expansion and development. Flood irrigation was used prior to the Zimmatic pivots.
         "Our main goal in using pivots ... is to get uniform, effective distribution of effluent over the field," Kerr says. The uniform distribution, he explains, helps to minimize runoff and prevent

                                   6 LINDSAY
manufacturers services that include welding, machining, painting, punching, forming, galvanizing and hydraulic, electrical and mechanical assembly. The company's outsource manufacturing customers include Caterpillar Inc., Deere & Company and New Holland North America, Inc.
         Lindsay is also a leading supplier of large-diameter tubing in the U.S. providing products, manufactured by its advanced large-diameter tube mills, to steel service centers and original equipment manufacturers. During Fiscal 1995, the company increased its tubing manufacturing capacity by 50 percent with the installation of an additional tube mill.
         Lindsay believes the opportunity to further grow its diversified products exists based on manufacturing companies' need to produce product in the most cost-effective manner possible. In fact, Lindsay expects its diversified products segment to grow during Fiscal 1996, exceeding 25 percent of total revenues -- a goal set five years ago.


                                               photo:
                                        Person standing by
                                        Zimmatic AIMSmain panel

Tom Kerr, assistant public works director for the City of San Angelo, says the city uses Lindsay's center pivot system with computerized AIMScontrol to ensure uniform, effective distribution of effluent, minimize runoff and prevent leaching, while maximizing water utilization in the production of crops.





leaching into groundwater. At the same time, it allows the production of "crops that maximize the resources of the water and the land."
    Each of the Zimmatic pivots is equipped with an Automated Irrigation Management System (AIMS) Advance control panel. AIMS Advance allows advance programming of pivot functions such as starting or stopping system operation or water application, reversing direction of travel, and changing system speed and application rates.
    According to Kerr, the city decided to use AIMS Advance because "we want to distribute the water as efficiently as possible and reduce man hours as much as possible while utilizing the systems throughout all hours of the day." The automatic control provided by AIMS Advance allows precise water application without the numerous manual adjustments that would otherwise require increased work hours and, on occasion, late night or early-morning trips to the field.
    Kerr adds that AIMS Advance also helps to keep energy costs down by "irrigating during non-peak power periods. San Angelo is getting the maximum benefit from the Zimmatic equipment we have here today."
    The bottomline, Kerr emphasizes, is that the system allows the city to recycle an essential resource and, at the same time, fulfill its obligation to dispose of wastewater with no harm to the environment.


                                  7 LINDSAY

Lindsay Manufacturing Co.

SELECTED FINANCIAL DATA

($ in millions, except per share amounts)                  For the years ended August 31,
=======================================================================================================================
                                 1995     1994     1993     1992     1991     1990     1989     1988     1987     1986
-----------------------------------------------------------------------------------------------------------------------
Operating revenues              $111.8   $112.7   $102.1   $108.9    $98.7   $102.7    $92.6   $76.1    $54.1    $45.6
Gross profit                      25.9     25.7     23.8     23.8     21.5     20.0     18.6    11.8      8.9      6.4
Selling, general and
  administrative, and engineering
  and research expenses           11.9     11.6     10.7     10.9     10.5      9.6      8.2     7.0      6.7      7.1
Earnings before cumulative effect
  of accounting change            11.7     11.2     10.7     11.0      8.9      8.4      7.4     3.8      1.6      0.3
Net earnings                      11.7     11.9     10.7     11.0      8.9      8.4      7.4     3.8      1.6      0.3
Earnings before cumulative
  effect of accounting
  change per share(1)             2.48     2.31     2.21     2.28    1.91       1.81    1.58     0.81    0.34     0.07
Net earnings per share(1)         2.48     2.44     2.21     2.28    1.91       1.81    1.58     0.81    0.34     0.07
Property, plant and
  equipment, net                   7.2      5.6      5.6      6.0     5.4        4.7     4.4      4.6     3.4      4.2
Total assets                      86.1     88.4     79.9     71.4    60.4       46.9    31.7     24.0    19.0     23.4
Long-term debt                  $    0   $    0   $    0   $    0  $    0     $    0  $    0   $    0  $    0  $   0.2
Return on sales                   10.5%    10.6%    10.5%    10.1%    9.0%       8.2%    8.0%     5.0%    2.9%     0.7%
Return on beginning assets        13.2%    14.9%    15.0%    18.2%   19.0%      26.4%   30.8%    19.9%    6.7%     1.2%
=======================================================================================================================

(1) For 1995, 1994, 1993 and 1992 per share amounts are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 4,720,982, 4,864,506, 4,846,901 and 4,832,458. For 1991, 1990 and 1989, per share amounts are calculated on Lindsay's 4,648,803, 4,631,625 and 4,657,604 weighted average outstanding shares, respectively. For 1988 and prior, per share amounts are calculated based on Lindsay's 4,657,500 outstanding shares as of October 12, 1988, the date of the initial public offering, since at that time all of the outstanding shares of Lindsay were owned by DEKALB Energy Company.

QUARTERLY DATA

($ in thousands, except per share amounts)                         For the three months ended the last day of
=====================================================================================================================
                                                                November      February          May          August
---------------------------------------------------------------------------------------------------------------------
FISCAL 1995
  OPERATING REVENUES                                            $ 22,142      $ 30,350       $ 37,451       $ 21,900
  COST OF OPERATING REVENUES                                      17,143        23,790         28,040         17,013
  EARNINGS BEFORE INCOME TAXES                                     2,940         4,416          7,116          2,614
  NET EARNINGS                                                     1,999         3,003          4,839          1,863
  NET EARNINGS PER SHARE                                            0.41          0.64           1.03           0.40
  MARKET PRICE (NASDAQ)
    HIGH                                                        $ 32-1/4      $ 31-1/4       $     33       $ 35-3/4
    LOW                                                           27-7/8        28-1/4         28-1/4             31
Fiscal 1994
  Operating revenues                                            $ 25,565      $ 27,558       $ 37,724       $ 21,837
  Cost of operating revenues                                      20,012        21,427         28,709         16,788
  Earnings before Income taxes and cumulative effect of
    accounting change                                              3,598         4,013          6,843          2,312
  Cumulative effect of change in accounting for income taxes         659             0              0              0
  Net earnings                                                     3,141         2,731          4,471          1,549
  Earnings before cumulative effect of accounting change
    per share                                                       0.51          0.56           0.92           0.32
  Cumulative effect of change in accounting for income taxes
    per share                                                       0.14          0.00           0.00           0.00
  Net earnings per share                                            0.65          0.56           0.92           0.32
  Market price (NASDAQ)
    High                                                        $     35   $    35-3/4      $      37     $   32-3/4
    Low                                                           29-1/4            30         31-1/2             28
=====================================================================================================================

1995: Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $38,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve.

1994: Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $255,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve.



                                  8 LINDSAY

Lindsay Manufacturing Co.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW:
Revenue growth from diversified products and the non-Saudi Arabian portion of Lindsay's international irrigation equipment market partially offset slightly lower revenues from the North American irrigation equipment market and lower irrigation equipment sales to Lindsay's Saudi dealers. The negative comparisons due to the downturn in the Saudi market are now fully behind the Company, as the last whole goods shipment to that market was made in the first quarter of Fiscal 1994, almost two years ago.
  During the year, Lindsay repurchased approximately 8% -- 369,250 shares -- of its outstanding stock. The Company continues to have a solid balance sheet with no debt and strong financial ratios.

RESULTS OF OPERATIONS

FISCAL YEAR 1995 COMPARED TO 1994
The following table provides highlights for Fiscal 1995 compared with Fiscal
1994.

                                                     For the Years Ended  Percent Increase
                                                          August 31,         (Decrease)
                                                 -----------------------------------------
($ in thousands)                                      1995         1994
------------------------------------------------------------------------------------------
Consolidated
  Operating Revenues                                $111,843     $112,684      (0.7)%
  Cost of Operating Revenues                        $ 85,986     $ 86,936      (1.1)
  Gross Profit                                      $ 25,857     $ 25,748       0.4
  Gross Margin                                          23.1%        22.9%
  Selling, Eng. & Research, and
    G&A Expense                                     $ 11,937     $ 11,610       2.8
  Operating Income                                  $ 13,920     $ 14,138      (1.5)
  Operating Margin                                      12.5%        12.6%
  Interest Income, net                              $  2,728     $  2,317      17.7
  Other Income, net                                 $    438      $   311      40.8
  Income Tax Provision                              $  5,382     $  5,533      (2.7)
  Effective Income Tax Rate                             31.5%        33.0%
  Earnings Before Accounting Change                 $ 11,704     $ 11,233       4.2
  Cumulative Effect of Accounting Change            $      0      $   659       N/A
  Net Earnings                                      $ 11,704     $ 11,892      (1.6)
Irrigation Equipment Segment (See Note K)
  Operating Revenues                                $ 88,837     $ 94,288      (5.8)
  Operating Income                                  $ 16,386     $ 17,161      (4.5)
  Operating Margin                                      18.4%        18.2%
Diversified Products Segment (See Note K)
  Operating Revenues                                $ 23,006     $ 18,396      25.1
  Operating Income                                  $  5,181     $  4,253      21.8%
  Operating Margin                                      22.5%        23.1%
==========================================================================================

REVENUES
Operating revenues totaled $111.8 million in Fiscal 1995, compared to $112.7 million in Fiscal 1994. Fiscal 1995's revenue from North American irrigation equipment totaled $74.8 million, down 2% from $76.4 million in Fiscal 1994. Fiscal 1995's export irrigation equipment revenues were $11.1 million, 28% lower than Fiscal 1994's $15.5 million for export irrigation equipment. Diversified products revenues in Fiscal 1995 were $23.0 million, 25% higher than 1994's $18.4 million.
  Although Lindsay's Fiscal 1995 North American irrigation equipment revenues were lower than in Fiscal 1994 (when the company experienced a 52.5% growth rate), the market continued strong in Fiscal 1995. Lindsay's North American irrigation equipment revenues were negatively impacted by production and delivery constraints during the peak demand period of January through May. The Company has taken several steps utilizing both capacity expansion and marketing programs to ensure that the production and delivery constraints of Fiscal 1995 do not reoccur in Fiscal 1996.
  North American farmers are increasingly becoming more sophisticated and are more aggressively adopting water, energy and labor efficient irrigation practices. Lindsay believes that this will generate on-going demand for Lindsay's center pivot and lateral move irrigation equipment.
  Fiscal 1995's export sales of irrigation equipment were lower than the prior year's due to the previously mentioned downturn in the Saudi market. However, Fiscal 1995's export irrigation equipment sales to markets other than Saudi increased approximately 35% as compared to Fiscal 1994. Lindsay expects continued growth in these markets during Fiscal 1996, with the Australian, Western European, and Mexican and Latin American markets generating the greatest near-term activity.
  At year end Fiscal 1995, Lindsay had a $7.4 million order backlog for irrigation equipment. This was down from year end Fiscal 1994's irrigation equipment order backlog of $8.3 million. Lindsay believes that uncertainty in the North American market during late July and August 1995 about the fall crop delayed order activity.
  Diversified product revenues continued to expand in Fiscal 1995, rising 25% to $23.0 million from $18.4 million in Fiscal 1994. Revenues from both outsource manufacturing and large diameter steel tubing rose during the year due to an expansion of the components, subassemblies and finished products supplied to Caterpillar Inc., Deere & Company and New Holland North America, Inc. and to the broadening of Lindsay's large diameter steel tubing customer base. At year end Fiscal 1995, Lindsay's order backlog for diversified products totaled $7.1 million, up 15% from $6.2 million at the end of Fiscal 1994.

GROSS MARGIN
Fiscal 1995's gross margin of 23.1% was up from 22.9% in Fiscal 1994. 1995's gross margin, was favorably impacted by product mix and the ability to pass on, through pricing, cost increases Lindsay incurred on selected raw materials.

OPERATING EXPENSES
Fiscal 1995's selling, engineering and research, and general and administrative expenses increased 2.8% to $11.9 million from $11.6 million in Fiscal 1994. The increase is the net result of higher engineering and research expenses, due to increased personnel; higher general and administrative expenses, due to increases in wage, insurance and employee retirement plan expenses; and lower sales expenses.

INTEREST INCOME, OTHER INCOME AND TAXES
Lindsay's interest income is primarily from interest earned on its investments in short (0-12 months) and intermediate (12-36 months) term investment-grade municipal bonds (on which interest earnings are exempt from federal income taxes) and short-term investment grade commercial paper. Fiscal 1995's interest income of $2.7 million

                                  9 LINDSAY
is up from Fiscal 1994's $2.3 million as the result of an increase in the average amount of funds invested during the year. Fiscal 1995's other income of $0.4 million is up slightly from $0.3 million in Fiscal 1994.
  Fiscal 1995's effective tax rate of 31.5% compares to an effective tax rate of 33.0% for Fiscal 1994. The company expects to continue to benefit from the Foreign Sales Corporation federal tax provisions as they relate to export sales and the federal tax free status of interest income from its municipal bond investments.

RESULTS OF OPERATIONS

FISCAL YEAR 1994 COMPARED TO 1993
The following table provides highlights for Fiscal 1994 compared with Fiscal
1993.

                                              For the Years Ended          Percent Increase
                                                   August 31,                  (Decrease)
                                     -------------------------------------------------------
($ in thousands)                             1994             1993
--------------------------------------------------------------------------------------------
Consolidated
  Operating Revenues                       $112,684          $102,062             10.4%
  Cost of Operating Revenues               $ 86,936          $ 78,294             11.0
  Gross Profit                             $ 25,748          $ 23,768              8.3
  Gross Margin                                 22.9%             23.3%
  Selling, Eng. & Research, and
    G&A Expense                            $ 11,610          $ 10,665              8.9
  Operating Income                         $ 14,138          $ 13,103              7.9
  Operating Margin                             12.6%             12.8%
  Interest Income, net                     $  2,317          $  2,225              4.1
  Other Income, net                        $    311               326             (4.6)
  Income Tax Provision                     $  5,533          $  4,931             12.2
  Effective Income Tax Rate                    33.0%             31.5%
  Earnings Before Accounting Change        $ 11,233          $ 10,723              4.8
  Cumulative Effect of Accounting Change   $    659          $      0              N/A
  Net Earnings                             $ 11,892          $ 10,723             10.9
Irrigation Equipment Segment (See Note K)
  Operating Revenues                       $ 94,288          $ 88,460              6.6
  Operating Income                         $ 17,161          $ 16,427              4.5
  Operating Margin                             18.2%             18.6%
Diversified Products Segment (See Note K)
  Operating Revenues                       $ 18,396          $ 13,602             35.2
  Operating Income                         $  4,253          $  2,889             47.2%
  Operating Margin                             23.1%             21.2%
===========================================================================================

REVENUES
Lindsay's operating revenues totaled $112.7 million in Fiscal 1994, a 10.4% ($10.6 million) increase from Fiscal 1993's operating revenue of $102.1 million. Increases of 52.5% ($26.3 million) in North American irrigation equipment, 35.2% ($4.8 million) in diversified products, and 4.6% ($0.1 million) in other revenues more than offset a 57.0% ($20.6 million) reduction in export irrigation equipment revenues.
  Lindsay's North American irrigation equipment unit volume increased each year from 1988 through 1994. The Pacific Northwest, Southwest and Southeastern regions of the U.S. experienced strong demand for irrigation equipment in Fiscal 1994. Lindsay believes that as North American farmers continue to adopt more sophisticated farming practices, the merits of and priority for center pivot and lateral move irrigation will continue generating ongoing demand for Lindsay's equipment.
  Fiscal 1994's export sales of irrigation equipment suffered as the company incurred a reduction in export sales to its dealers in Saudi Arabia. The Mexican and Latin American and the Australian markets expanded during the year while the Western and Central European markets were flat.
  At year end Fiscal 1994, Lindsay's order backlog for irrigation equipment was $8.3 million, down from year end Fiscal 1993's irrigation order backlog of $14.8 million. The previously discussed reduction in sales activity in Saudi Arabia is responsible for all of the reduction in the year end Fiscal 1994 order backlog.
  Diversified Product revenues continued to expand in Fiscal 1994, rising 35% to $18.4 million from $13.6 million in Fiscal 1993. Both outsource manufacturing revenues and revenues from large diameter steel tubing grew during the year due to the continued strength of the capital goods equipment market and an expansion of Lindsay's outsource manufacturing and large diameter steel tubing customer bases during the year. During the year, Lindsay began shipping a machined and welded component to a new outsource manufacturing customer, Ford New Holland, Inc., (now New Holland North America, Inc.) for one of their agricultural products. At year end Fiscal 1994, Lindsay's order backlog for diversified products totaled $6.2 million, up 29% from $4.8 million at Fiscal 1993's year end.

GROSS MARGIN
Fiscal 1994's gross margin of 22.9% was down slightly from 23.3% of Fiscal 1993. 1994's gross margin was negatively impacted by a larger than expected flow of orders received in December 1993 (immediately prior to a price increase) resulting in margins at the time of shipment which were lower then desirable. This negatively impacted Lindsay's gross margin in both the second and third quarters of Fiscal 1994.

OPERATING EXPENSES
Fiscal 1994's selling, engineering and research, and general and administrative expenses increased 8.9% to $11.6 million from $10.7 million in Fiscal 1993. The increase is the net result of higher engineering and research expenses, due to an increase in engineering and research personnel; higher general and administrative expenses, due to increases in legal and professional fees, wage, insurance and employee retirement plan expenses; and slightly lower sales expenses.

INTEREST INCOME, OTHER INCOME AND TAXES
Fiscal 1994's interest income of $2.3 million is up slightly from Fiscal 1993's $2.2 million. The increase in Fiscal 1994's interest income is the net result of an increase in cash invested offset partially by a lower average rate of yield on the cash invested.
  Fiscal 1994's other income of $0.3 million is equal to that of Fiscal 1993. Fiscal 1994's effective tax rate of 33.0% compares to an effective tax rate of 31.5% for Fiscal 1993.

FINANCIAL CONDITION
Lindsay's cash and short- and long-term marketable securities decreased to $57.3 million at August 31, 1995, from $59.0 million at August 31, 1994 primarily due to the repurchase of 369,250 shares of common stock ($11.6 million) using proceeds from the sale and maturity of marketable securities and operating cash flows. Receivables at August 31, 1995, decreased $0.7 million to $10.4 million from $11.1 million due to the lower level of North American irrigation equipment sales activity in the fourth quarter. August 31, 1995, inventories declined $0.8 million to $5.4 million from $6.2 million at August 31, 1994 due to improved inventory planning. August 31, 1995, current liabilities dropped $3.1 million to $15.9 million from $19.0 million at August 31, 1994, primarily due to lower accruals for

                                  10 LINDSAY
warranty, international dealer commissions and environmental remediation costs.
  Capital expenditures totaled $2.8 million during Fiscal 1995 compared to $1.3 million in Fiscal 1994. Capital expenditures in Fiscal 1995 were primarily for upgrading of the manufacturing plant and equipment. Lindsay expects its Fiscal 1996 capital expenditures to be approximately $3.0 million to $3.5 million. Lindsay's Fiscal 1995 depreciation was $1.3 million and is expected to be in the $1.5 million range in Fiscal 1996.
  Lindsay believes its capitalization (including cash and marketable securities balances) and operating cash flows are sufficient to cover expected working capital needs, planned capital expenditures and continued repurchases of common stock.

FISCAL 1996 OUTLOOK

IRRIGATION EQUIPMENT
Although Lindsay's Fiscal 1995 North American irrigation equipment revenues were lower than in Fiscal 1994 (when the company experienced growth in revenues from this market in excess of 50%), the North American irrigation equipment market continued strong in Fiscal 1995. Lindsay believes that the desire of North American farmers to reduce variable input cost, increase or stabilize crop yields, reduce labor input and conserve water and energy will continue to drive demand for center pivot and lateral move irrigation equipment. The Company believes that these demand drivers will cause long-term growth in North American demand for center pivot and lateral move irrigation equipment to average 6% to 8% per annum.
  Our current outlook for the North American irrigation equipment market is for a stable market in Fiscal 1996 - a market that could result in full year unit shipments increasing or decreasing 5%. Constraining this market in 1996, is the fact that this market under went significant growth in 1994 (over 50% growth for Lindsay). The high unit volume shipments of 1994 were nearly maintained in Fiscal 1995. These high unit volume shipments may partially have been the result of pent up demand, prior to Fiscal 1994. Additionally, the probability of some type of reduction in federal government farm program expenditures (reduced farmer subsidies) may, in the short-term, negatively impact net farm income and thereby sales of agricultural equipment - including center pivot and lateral move irrigation equipment. On the positive side, prices for many of the agriculture crops typically raised using center pivot and lateral move irrigation are up from last year. This could generate higher demand in Fiscal 1996.
  As discussed previously, Fiscal 1995 export irrigation equipment revenues were lower than in Fiscal 1994 due to reduced sales to Lindsay's dealers in Saudi Arabia. Although there were several repair and replacement parts shipments to the Saudi market in Fiscal 1995, the most recent whole goods shipment to our dealers there was made in the first quarter of Fiscal 1994. Lindsay expects only nominal sales activity from the Saudi market in Fiscal 1996. Irrigation equipment sales to Lindsay's other export markets, in total, are expected to expand during Fiscal 1996. Revenues from these non-Saudi export markets expanded approximately 35% in Fiscal 1995.
  Lindsay's domestic and international irrigation equipment sales are highly dependent upon the need for irrigated agricultural production which, in turn, depends upon many factors including total worldwide crop production, the profitability of agricultural production, commodity prices, aggregate net farm income, governmental policies regarding the agricultural sector, water and energy conservation policies and the regularity of rainfall. Approximately 10%, 14% and 35% of Lindsay's revenues were generated from export sales in Fiscal 1995, 1994 and 1993, respectively. Lindsay does not believe it has significant exposure to foreign currency translation risks because its export sales are all in U.S. dollars and are generally all shipped against prepayments or irrevocable letters of credit which are confirmed by a U.S. bank.

DIVERSIFIED PRODUCTS
Lindsay's diversified product segment consists of two major products: large-diameter thin-wall round steel tubing and outsource manufacturing services. Diversified product customers for both products primarily consist of agricultural and industrial capital goods manufacturers. Lindsay's long-term goal has been, and continues to be to build its diversified products segment to total 25% of total annual revenues.

SEASONALITY
Irrigation equipment sales are seasonal by nature. Farmers generally order systems to be delivered and installed before the growing season. Shipments to North American customers usually peak during March and April for the spring planting period. Lindsay's expansion into diversified products complements its irrigation operations by using available capacity and reducing seasonality.

OTHER FACTORS
Environmental contamination at Lindsay's manufacturing facility occurred in 1982 when a drill, operated by a sub-contractor installing groundwater monitoring wells, punctured a silt and sand lens and an underlying clay layer beneath a clay-lined waste lagoon. The 1982 puncture of the clay layer caused acid and solvent leachate to enter the sand and gravel aquifer.
  Since 1983, Lindsay has worked actively with the Nebraska Department of Environmental Control (NDEC) to remediate this contamination by purging and treating the aquifer. In October 1989, the Environmental Protection Agency
(EPA) added Lindsay to the list of priority Superfund sites. In 1988, a sampling which was performed in connection with an investigation of the extent of aquifer contamination, revealed solvent contamination (volatile organic compounds) in the soil and shallow groundwater in three locations at and in the vicinity of the plant. Under a 1988 agreement with the EPA and NDEC, Lindsay conducted a Remedial Investigation/ Feasibility Study (RI/FS). This study was completed in June 1990. Lindsay does not believe that there is any other soil or groundwater contamination at the manufacturing facility.
  In September 1990, the EPA issued its Record of Decision (ROD) selecting a plan for completing the remediation of both contaminations. The plan selected for aquifer remediation was in line with Lindsay's expectations. However, the plan for remediation of the soil and shallow groundwater contamination proposed a higher degree of remediation than the company had previously expected. Therefore, Lindsay recognized an additional $2.9 million accrual in the fourth quarter of Fiscal 1990. The selected plan implementation was delayed until finalization of the Consent Decree in April 1992. Due to this delay, Lindsay recognized an additional accrual of $0.6 million in the fourth quarter of Fiscal 1991 and $0.8 million in the fourth

                                  11 LINDSAY
quarter of Fiscal 1992. The final remediation plans were approved in 1993 and 1994 and the remediation plans were fully implemented during Fiscal 1995.
  The total balance sheet reserve for this remediation was $1.9 million at Fiscal 1995 year end compared to $2.9 million at Fiscal 1994 year end, reflecting costs of $1.0 million during Fiscal 1995 for the continued implementation of the plans.
  Lindsay believes that the current reserve is sufficient to cover the estimated total cost for complete remediation of both the aquifer and soil and shallow groundwater contaminations under the final plans. Lindsay believes that its insurer should cover costs associated with the contamination of the aquifer that was caused by the puncture of the clay layer in 1982. However, Lindsay and the insurer are in litigation over the extent of the insurance coverage. If the EPA or NDEC require remediation which is in addition to or different from the current plan and depending on the success of Lindsay's litigation against the insurer, this reserve could increase or decrease, depending on the nature of the change in events.

RECENTLY ISSUED ACCOUNTING
PRONOUNCEMENTS
  In October 1995, FASB issued statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and transactions in which goods or services are the consideration received for the issuance of equity instruments. This statement requires that an employer's financial statements include certain disclosures about stock-based employee compensation regardless of the method used to account for them. Adoption is required for fiscal years, beginning after December 15, 1995, Lindsay's Fiscal 1997 or earlier. Lindsay expects to continue its accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

STATEMENT OF MANAGEMENT
RESPONSIBILITY
The consolidated financial statements and notes to the consolidated financial statements of Lindsay Manufacturing Co. have been prepared by management, which has the responsibility for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles to reflect, in all material aspects, the substance of financial events and transactions occurring during the respective periods.


Gary D. Parker                        Bruce C. Karsk
Chairman, President and               Vice President-Finance,
Chief Executive Officer               Treasurer and Secretary

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Lindsay Manufacturing Co.:

We have audited the accompanying consolidated balance sheets of Lindsay Manufacturing Co. as of August 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended August 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lindsay Manufacturing Co. as of August 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended August 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.
  As described in Note A, the Company changed its method of accounting for income taxes in Fiscal 1994.


Omaha, Nebraska                      Coopers & Lybrand L.L.P.
October 9, 1995

                                  12 LINDSAY

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)                                         Years ended August 31,
----------------------------------------------------------------------------------------------------------------------------
                                                                            1995             1994             1993
----------------------------------------------------------------------------------------------------------------------------
Operating revenues  . . . . . . . . . . . . . . . . . . . . . . . . .     $111,843         $112,684         $102,062
Cost of operating revenues  . . . . . . . . . . . . . . . . . . . . .       85,986           86,936           78,294
                                                                           -------          -------          -------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25,857           25,748           23,768
Operating expenses:                                                         ------           ------          --------
  Selling expense . . . . . . . . . . . . . . . . . . . . . . . . . .        4,290            4,334            4,452
  General and administrative expense  . . . . . . . . . . . . . . . .        6,264            6,034            5,167
  Engineering and research expense  . . . . . . . . . . . . . . . . .        1,383            1,242            1,046
                                                                            ------           ------          --------
Total operating expenses  . . . . . . . . . . . . . . . . . . . . . .       11,937           11,610           10,665
                                                                            ------           ------          --------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . .       13,920           14,138           13,103
Interest income, net  . . . . . . . . . . . . . . . . . . . . . . . .        2,728            2,317            2,225
Other income, net . . . . . . . . . . . . . . . . . . . . . . . . . .          438              311              326
Earnings before income taxes and                                            ------           ------          --------
    cumulative effect of accounting change  . . . . . . . . . . . . .       17,086           16,766           15,654
Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . .        5,382            5,533            4,931
Earnings before cumulative effect of                                        ------           ------          --------
    accounting change . . . . . . . . . . . . . . . . . . . . . . . .       11,704           11,233           10,723
Cumulative effect of change in accounting
    for income taxes  . . . . . . . . . . . . . . . . . . . . . . . .            0              659                0
                                                                            ------           ------          --------
Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 11,704         $ 11,892         $ 10,723
                                                                            ======           ======          ========
Earnings before cumulative effect of
    accounting change per share . . . . . . . . . . . . . . . . . . .     $   2.48         $   2.31         $   2.21
Cumulative effect of change in accounting
    for income taxes per share  . . . . . . . . . . . . . . . . . . .         0.00             0.13             0.00
                                                                            ------           ------          --------
Net earnings per share  . . . . . . . . . . . . . . . . . . . . . . .     $   2.48         $   2.44         $   2.21
                                                                            ======           ======          ========





CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
($ in thousands)
------------------------------------------------------------------------------

                                       Shares of                        Capital
                                      ------------                     in excess                                 Total
                                       Common   Treasury     Common    of stated    Retained   Treasury     stockholders'
                                        stock      stock      stock      value      earnings    stock             equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1992. . .      4,761,668     95,630     $4,762     $2,577     $38,128  $ (1,037)      $44,430
Net earnings  . . . . . . . . .             --         --         --         --      10,723        --        10,723
Shares issued under
    employee stock plan . . . .         21,500         --         21        586          --        --           607
Stock option
    tax benefits  . . . . . . .             --         --         --          6          --        --             6
Acquisitions of
    common stock  . . . . . . .             --     10,000         --         --          --      (282)         (282)
                                     ---------    -------      -----      -----      ------    ------        ------
BALANCE AT AUGUST 31, 1993. . .      4,783,168    105,630      4,783      3,169      48,851    (1,319)       55,484
Net earnings  . . . . . . . . .             --         --         --         --      11,892        --        11,892
Shares issued under
    employee stock plan . . . .         36,190         --         36        593          --        --           629
Stock option tax benefits . . .             --         --         --         79          --        --            79
                                     ---------    -------      -----      -----      ------    ------        ------
BALANCE AT AUGUST 31, 1994. . .      4,819,358    105,630      4,819      3,841      60,743    (1,319)       68,084

Net earnings  . . . . . . . . .             --         --         --        --       11,704        --        11,704
Shares issued under
    employee stock plan . . . .         23,447         --         24        550          --        --           574
Stock option tax benefits . . .             --         --         --         21          --        --            21
Acquisitions of common
  stock . . . . . . . . . . .               --    369,250         --         --          --   (11,640)      (11,640)
                                     ---------    -------      -----      -----      ------    ------        ------
BALANCE AT AUGUST 31, 1995. .        4,842,805    474,880     $4,843     $4,412     $72,447  $(12,959)      $68,743
                                     =========    =======     ======     ======     =======    =======      =======


The accompanying notes are an integral part of the financial statements.

                                  13 LINDSAY

Lindsay Manufacturing Co.
Consolidated Balance Sheets

($ in thousands, except par values)                                                               At August 31,
---------------------------------------------------------------------------------------------------------------------
                                                                                               1995          1994
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 4,514         $ 1,712
  Marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        18,792          11,927
  Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10,353          11,080
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,384           6,248
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,804           3,543
  Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,891           1,871
                                                                                             ------          ------
    Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        43,738          36,381
Long-term marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . .        34,003          45,378
Property, plant and equipment, net  . . . . . . . . . . . . . . . . . . . . . . . . .         7,164           5,596
Other noncurrent assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,155           1,085
                                                                                             ------          ------
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $86,060         $88,440
                                                                                             ======          ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 4,295         $ 4,288
  Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11,636          14,697
                                                                                             ------          ------
    Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .        15,931          18,985
Other noncurrent liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,386           1,371
                                                                                             ------          ------
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        17,317          20,356
                                                                                             ------          ------
Commitments and contigencies.

Stockholders' equity:
  Preferred stock, ($1 par value, 2,000,000 shares authorized, no shares issued and outstanding in 1995 and 1994) . . . . . . . . . . . . . . . . .
  Common stock, ($1 par value, 10,000,000 shares authorized,
       4,842,805 and 4,819,358 shares issued
       and outstanding in 1995 and 1994)  . . . . . . . . . . . . . . . . . . . . . .         4,843           4,819
  Capital in excess of stated value . . . . . . . . . . . . . . . . . . . . . . . . .         4,412           3,841
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        72,447          60,743
  Less treasury stock, (at cost, 474,880 shares in 1995 and
    105,630 shares in 1994) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (12,959)         (1,319)
                                                                                             ------          ------
Total stockholders  equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        68,743          68,084
                                                                                             ------          ------
Total liabilities and stockholders  equity  . . . . . . . . . . . . . . . . . . . . .       $86,060         $88,440
                                                                                             ======          ======
---------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.


                                  14 LINDSAY

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)                                                                     Years ended August 31,
---------------------------------------------------------------------------------------------------------------------
                                                                             1995             1994          1993
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  11,704       $  11,892       $ 10,723
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . .          1,254           1,234          1,224
    Amortization of marketable securities premiums, net . . . . . . .            390             300              0
    (Gain) loss on sale of fixed assets . . . . . . . . . . . . . . .           (101)              4            (14)
    Loss on sale of marketable securities held-to-maturity  . . . . .              2               0              0
    Provision for uncollectible accounts receivable . . . . . . . . .             60              60              0
    Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .            739            (128)           364
    Cumulative effect of change in accounting for income taxes  . . .              0            (659)             0
    Stock option tax benefits . . . . . . . . . . . . . . . . . . . .             21              79              6

  Changes in assets and liabilities:
    Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . .            667           3,550         (6,476)
    Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . .            864          (1,621)          (343)
    Other current assets  . . . . . . . . . . . . . . . . . . . . . .            (20)              4             (2)
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . .              7          (3,444)         2,160
    Other current liabilities . . . . . . . . . . . . . . . . . . . .         (3,192)         (1,229)        (4,513)
    Current taxes payable . . . . . . . . . . . . . . . . . . . . . .            131             (13)          (156)
    Other noncurrent assets and liabilities . . . . . . . . . . . . .            (55)            (50)          (134)
                                                                           ---------       ---------       --------
  Net cash flows provided by operating activities . . . . . . . . . .         12,471           9,979          2,839
                                                                           ---------       ---------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property, plant and equipment  . . . . . . . . . . . .         (2,840)         (1,309)          (856)
  Proceeds from sale of property, plant and equipment . . . . . . . .            119              55             16
  Purchases of marketable securities  . . . . . . . . . . . . . . . .              0         (23,450)       (21,102)
  Proceeds from sale and maturities of marketable securities  . . . .              0          13,807         18,400
  Purchases of marketable securities held-to-maturity . . . . . . . .        (10,260)              0              0
  Proceeds from sale of marketable securities held-to-maturity  . . .          2,998               0              0
  Proceeds from maturities of marketable securities
          held-to-maturity  . . . . . . . . . . . . . . . . . . . . .          7,630               0              0
  Purchases of marketable securities available-for-sale . . . . . . .         (2,500)              0              0
  Proceeds from sale of marketable securities available-for-sale  . .          3,500               0              0
  Proceeds from maturities of marketable
          securities available-for-sale . . . . . . . . . . . . . . .          2,750               0              0
                                                                           ---------       ---------       --------
  Net cash flows provided by (used in) investing activities . . . . .          1,397         (10,897)        (3,542)
                                                                           ---------       ---------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock under stock option plan  . .            574             629            607
  Purchases of treasury stock . . . . . . . . . . . . . . . . . . . .        (11,640)              0           (282)
                                                                           ---------       ---------       --------
  Net cash flows provided by (used in) financing activities . . . . .        (11,066)            629            325
                                                                           ---------       ---------       --------
  Net increase (decrease) in cash and cash equivalents  . . . . . . .          2,802            (289)          (378)
  Cash and cash equivalents, prior year . . . . . . . . . . . . . . .          1,712           2,001          2,379
                                                                           ---------       ---------       --------
  Cash and cash equivalents, current year . . . . . . . . . . . . . .      $   4,514       $   1,712       $  2,001
                                                                           =========       =========       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . .      $   4,608       $   5,647       $  4,697
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       8       $       1       $      5
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                  15 LINDSAY

Lindsay Manufacturing Co.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES
Lindsay Manufacturing Co. (the "Company" or "Lindsay") manufactures and distributes irrigation systems and manufactures other special metal products serving both domestic and international markets. Principal facilities are located within the United States. The principal accounting policies of the Company are as follows:

(1) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

(2) REVENUE RECOGNITION
Revenues and related cost of revenues for all irrigation and diversified products are recognized when title passes. Generally this occurs at the time of shipment of product to dealers or customers.

(3) INCOME TAXES
The Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109. This new standard requires that a deferred tax be recorded to reflect the tax expense (benefit) resulting from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. As permitted under the new rules, prior years' financial statements have not been restated. This standard was adopted September 1, 1993, using the cumulative catch-up method and increased the first quarter ended November 30, 1993 earnings by $659,000 or $0.14 per share ($0.13 per share for the Fiscal year ended August 31, 1994). Management does not believe there are uncertainties surrounding realization of the net deferred tax asset.

(4) WARRANTY COSTS
Cost of operating revenues, included warranty costs of $538,000, $344,000 and $294,000 for the years ended August 31, 1995, 1994 and 1993, respectively. Provision for the estimated warranty costs is made in the period in which such costs become probable and is periodically adjusted to reflect actual experience.

(5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND
LONG-TERM MARKETABLE SECURITIES
Cash equivalents are included at cost, which approximates market. At August 31, 1995, Lindsay's cash equivalents were held primarily by one financial institution. Marketable securities and long-term marketable securities are categorized as held-to-maturity or available-for-sale. Investments in the held-to-maturity category are carried at amortized cost. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses as a separate component of stockholders' equity. Lindsay considers all highly liquid investments with original maturities of three months or less to be cash equivalents, while those having maturities in excess of three months are classified as marketable securities or as long-term marketable securities when maturities are in excess of one year. Marketable securities and long-term marketable securities consist of investment-grade municipal bonds.
   Lindsay adopted Statement of Financial Accounting Standards (SFAS) 115 "Accounting For Certain Investments in Debt and Equity Securities" September 1, 1994. At September 1, 1994 and the quarter ended November 30, 1994, all investments in debt securities were classified as held-to- maturity and carried at amortized cost. The impact of adopting SFAS 115 resulted in no effect to stockholders' equity or earnings.
   During the quarter ended February 28, 1995, Lindsay's board authorized the repurchase of an additional 750,000 shares of its common stock. Large blocks of shares became available in the second quarter and were repurchased partially with the proceeds of the sale of securities maturing June 15, 1995 and September 1, 1995 from the held-to-maturity portfolio. The total amortized cost, realized gain and realized loss for sales from securities classified as held-to-maturity were $3,000,000, $1,500 and $3,750. In order to provide flexibility for future repurchases of its common stock, Lindsay transferred securities maturing July 1, 1995 from the held-to-maturity classification to the available-for-sale classification. The total amortized cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value for the transfer were $3,749,000, $4,000, $2,000 and $3,751,000 respectively. Lindsay anticipates that future purchases of its common stock will be funded out of cash equivalents, available-for-sale securities and cash flow from operations.
   There are no investments in the available-for-sale category included in Marketable securities at August 31, 1995.
   Investments in the held-to-maturity category are included in Marketable securities ($18,792,000) and Long-term marketable securities ($34,003,000). The total amortized cost, gross unrealized holding gains, gross unrealized holding losses, and aggregate fair value for held-to- maturity securities are $52,795,000, $242,000, $76,000 and $52,961,000, respectively. In the held-to-maturity category, $18,792,000 in securities mature within one year and $34,003,000 have maturities ranging from one to three years.

(6) INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all inventories.

(7) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. The Company's policy is to capitalize expenditures for major renewals and betterments and

                                  16 LINDSAY
to charge to operating expenses the cost of current maintenance and repairs. Provisions for depreciation have been computed principally on the straight-line method for buildings and equipment. Rates used for depreciation are based principally on the following expected lives: buildings - 20 to 30 years; equipment - three to 10 years; other - two to 20 years; and leasehold improvements - term of lease.
        The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. The resultant gain or loss is included in current operating results.

(8) EXPORT SALES
Revenues included export sales of $11,098,000, $15,438,000 and $35,930,000 for the years ended August 31, 1995, 1994 and 1993, respectively. Sales to Saudi Arabia approximated 10%, 52% and 86% of export sales for the years ended August 31, 1995, 1994 and 1993, respectively. Lindsay's export sales are all in U.S. dollars and are essentially all shipped against prepayments or backed by irrevocable letters of credit which are confirmed by U.S. banks.

(9) EARNINGS PER SHARE
Primary earnings per share are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 4,720,982, 4,864,506 and 4,846,901 for the years ended August 31, 1995, 1994 and 1993. The difference between shares for primary and fully diluted earnings per share was not significant in any period.

B. NON-OPERATING ITEMS

===========================================================
                           For the years ended August 31,
                           ------------------------------
$ in thousands               1995       1994       1993
===========================================================
Other income, net:
  Royalty income  . . .      $272       $132       $ 82
  Gain (loss) on sales
     of fixed assets  .       101         (4)        14
  Legal settlements . .         0         (2)      (109)
  Finance charges . . .        45        137        141

  All other, net  . . .        20         48        198
-----------------------------------------------------------
Total other income,
  net . . . . . . . . .      $438       $311       $326
===========================================================

C. INCOME TAX PROVISION

===========================================================
                           For the years ended August 31,
                           ------------------------------
$ in thousands               1995       1994       1993
===========================================================
Current:
  Federal . . . . . . .    $3,816     $4,708     $4,005
  State . . . . . . . .       827        953        562
-----------------------------------------------------------
Total current taxes . .     4,643      5,661      4,567
-----------------------------------------------------------
Deferred:
  Federal . . . . . . .       662       (115)       295
  State . . . . . . . .        77        (13)        69
-----------------------------------------------------------
Total deferred taxes. .       739       (128)       364
-----------------------------------------------------------
Total income tax
  provision . . . . . .    $5,382     $5,533     $4,931
===========================================================

Deferred taxes resulted from the following types of differences in the recognition of revenue and expense for tax and financial statement purposes:

===========================================================
                           For the years ended August 31,
                           ------------------------------
$ in thousands               1995       1994       1993
===========================================================
Book depreciation in
  excess of tax . . . .     $  25      $  22       $ (48)
Employee benefits . . .       (92)       (98)       (246)
Inventory adjustments .        34        (21)         79
Changes in accruals not
  currently deductible
  for taxes . . . . . .       772        (31)        579
-----------------------------------------------------------
Total deferred taxes. .      $739     $ (128)       $364
===========================================================

Total tax provisions resulted in effective tax rates differing from that of the statutory federal income tax rates. The reasons for these differences are:

====================================================================================
                                       For the years ended August 31,
                         ---------------------------------------------------------
                             1995                  1994                 1993
====================================================================================
$ in thousands          Amount     %          Amount     %         Amount      %
====================================================================================
U.S. statutory rate .   $5,860   34.3         $5,734   34.2        $5,338    34.1
State and local
    taxes . . . . . .      594    3.5            619    3.7           429     2.7
Qualified export
    activity  . . . .      (86)  (0.5)           (81)  (0.5)         (284)   (1.8)
Municipal bonds . . .     (822)  (4.8)          (740)  (4.4)         (714)   (4.5)
Other . . . . . . . .     (164)  (1.0)             1    0.0           162     1.0
------------------------------------------------------------------------------------
Total . . . . . . . .   $5,382   31.5         $5,533   33.0        $4,931    31.5
====================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

================================================================
                                For the years ended August 31,
                                ------------------------------
$ in thousands                         1995        1994
================================================================
Book depreciation in
     excess of tax  . . . . . .      $   79      $  104
Employee benefits . . . . . . .       1,159       1,067
Inventory adjustments . . . . .         137         171
Changes in accurals not
  currently deductible
  for taxes  . . . . . . . . .        1,429       2,201
----------------------------------------------------------------
Net deferred tax assets . . . .      $2,804      $3,543
================================================================

D. RECEIVABLES

=========================================================
                                          August 31,
                                   ----------------------
$ in thousands                         1995        1994
=========================================================
Trade accounts and notes  . . .     $10,926     $11,593
Less allowance for doubtful
     accounts . . . . . . . . .         573         513
---------------------------------------------------------
Net receivables . . . . . . . .     $10,353     $11,080
=========================================================

E. INVENTORIES

=========================================================
                                          August 31,
                                    ---------------------
$ in thousands                          1995       1994
=========================================================
First-in, first-out (FIFO)
    inventory . . . . . . . . .     $ 9,626     $10,291
LIFO reserves . . . . . . . . .      (3,570)     (3,283)
Obsolescence reserve  . . . . .        (672)       (760)
---------------------------------------------------------
Total Inventories . . . . . . .     $ 5,384    $  6,248
=========================================================

                                  17 LINDSAY

The estimated percentage distribution between major classes of inventory before reserves is as follows:

-------------------------------------------------------
                                          August 31,
                                        ---------------
                                        1995       1994
-------------------------------------------------------
Raw materials . . . . . . . . .          21%        21%
Work in process . . . . . . . .           7%         6%
Purchased parts . . . . . . . .          28%        20%
Finished goods  . . . . . . . .          44%        53%
-------------------------------------------------------

F. PROPERTY, PLANT & EQUIPMENT

-------------------------------------------------------
                                          August 31,
                                        ---------------
$ in thousands                          1995       1994
-------------------------------------------------------
Land  . . . . . . . . . . . . .      $    66    $    66
Buildings . . . . . . . . . . .        4,345      4,183
Equipment . . . . . . . . . . .       18,944     17,084
Other . . . . . . . . . . . . .        2,337      1,880
-------------------------------------------------------
                                      25,692     23,213
Less accumulated depreciation .       18,528     17,617
-------------------------------------------------------
Property, plant and equipment,
net . . . . . . . . . . . . . .      $ 7,164    $ 5,596
-------------------------------------------------------

G. OTHER CURRENT LIABILITIES


--------------------------------------------------------
                                          August 31,
                                        ---------------
$ in thousands                          1995       1994
--------------------------------------------------------
Current state and federal
income taxes  . . . . . . . . .      $ 1,369     $ 1,335
Payroll and vacation  . . . . .        2,633       2,642
Retirement plans  . . . . . . .        1,203         968
Taxes, other than income  . . .          209         112
Insurance . . . . . . . . . . .        1,632       1,550
Dealer service, commission
and related items . . . . . . .          977       2,675
Export freight  . . . . . . . .          153         102
Warranty  . . . . . . . . . . .          122         592
Legal settlements . . . . . . .          300         675
Environmental . . . . . . . . .        1,914       2,893
Other . . . . . . . . . . . . .        1,124       1,153
--------------------------------------------------------
Total other current liabilities      $11,636     $14,697
========================================================

H. COMMITMENTS AND CONTINGENT LIABILITIES
The consolidated balance sheet reflects a reserve of $1.9 million at August 31, 1995, compared to $2.9 million at August 31, 1994, reflecting costs of $1.0 million during Fiscal 1995 for continued implementation of environmental remediation plans for aquifer and soil and shallow groundwater contaminations. The insurance company stopped reimbursement of remediation costs and the company is in litigation over the extent of insurance coverage. The probable insurance recovery is recorded in other current assets. In the opinion of management, resolution of these matters, for which provision has not been made, will not have a material adverse affect on Lindsay's consolidated financial condition, however, an adverse outcome of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.
  The Company and its subsidiaries are defendants in various legal actions arising from other issues in the course of their business activities. In the opinion of management, resolution of these actions will not result in a material adverse effect on Lindsay's consolidated financial position, results of operations or cash flows.
  Lindsay carries property insurance, with a $10,000 deductible, for replacement value of all of its buildings and non-auto equipment.

I. RETIREMENT PLANS
Lindsay has established a noncontributory profit-sharing plan covering all employees. The plan provides for Lindsay to contribute a discretionary amount when warranted by results of operations. The contribution is allocated to participants based upon their respective percentage of wages to total wages of all participants in the plan. Lindsay's contributions charged to expense under this plan was $750,000 for each of the years ended August 1995, 1994 and 1993.
  A supplementary non-qualified, non-funded retirement plan for certain key executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA.
  Cost and the assumptions for the Company's supplemental retirement plan includes the following components:

--------------------------------------------------------------
                                For the years ended August 31,
                                ------------------------------
$ in thousands                          1995      1994
--------------------------------------------------------------
Service cost  . . . . . . . . .        $  66     $  61
Interest cost . . . . . . . . .          100        88
Net amortization and deferral .           69        69
-------------------------------------------------------
Net cost  . . . . . . . . . . .        $ 235     $ 218
-------------------------------------------------------
Discount rate . . . . . . . . .         7.00%     7.75%
Assumed rates of compensation
increases . . . . . . . . . . .         3.50%     3.50%
-------------------------------------------------------

The funded status and the amounts recognized in the Company's consolidated balance sheet are as follows:

-------------------------------------------------------
                                          August 31,
                                        ---------------
$ in thousands                          1995       1994
-------------------------------------------------------
Actuarial present value of benefit
  obligations
  Vested benefit obligation . . . .   $  950      $ 701
  Non-vested benefit obligation . .      108        119
  Accumulated benefit obligation. .    1,058        820
Projected benefit obligation. . . .    1,438      1,282
Fair value of plan assets . . . . .        0          0
Unrecognized net gain (loss)  . . .       10          0
Unrecognized prior year service
  cost  . . . . . . . . . . . . . .        0          0
Unrecognized net obligation/
(asset) at transition . . . . . . .      995      1,064
Adjustment to recognize minimum
  liability . . . . . . . . . . . .      605        602
Liability recognized in the
  consolidated balance sheet. . . .   $1,058      $ 820
-------------------------------------------------------



                                  18 LINDSAY

J. STOCK OPTIONS
The Company adopted a Long-Term Incentive Plan in October 1988, (1988 Plan) which provides for awards of stock options, stock appreciation rights, stock indemnification rights and restricted stock to officers and key employees. Options may be granted at, above or below the fair market value of the stock at the date of the grant and are exercisable within periods specified by the Company's Compensation Committee.

1988 Plan:                               Number of Shares  Average Price
------------------------------------------------------------------------
Outstanding at August 31, 1992                    250,950         $ 9.89
  Exercised . . . . . . . . . . . . . .            (2,500)          8.39
  Cancelled . . . . . . . . . . . . . .            (1,800)          9.83
Outstanding at August 31, 1993. . . . .           246,650           9.90
Exercisable at August 31, 1993. . . . .           145,400           9.95
Available for grant at August 31, 1993.            65,808

Outstanding at August 31, 1993. . . . .           246,650           9.90
  Exercised . . . . . . . . . . . . . .           (21,283)          9.10
Outstanding at August 31, 1994. . . . .           225,367           9.98
Exercisable at August 31, 1994. . . . .           157,867          10.04
Available for grant at August 31, 1994.            69,066

Outstanding at August 31, 1994                    225,367           9.98
  Exercised . . . . . . . . . . . . . .            (6,140)         11.16
Outstanding at August 31, 1995. . . . .           219,227           9.94
Exercisable at August 31, 1995. . . . .           185,477         $ 9.96
Available for grant at August 31, 1995.            37,943
------------------------------------------------------------------------

In February 1992, the shareholders approved the 1991 Long-Term Incentive Plan (1991 Plan) which is similar in most material respects to the 1988 Plan. Additionally, the 1991 Plan provides for non-qualified stock options to directors who are not officers or employees of the Company or its subsidiaries.

-------------------------------------------------------------------------
1991 Plan:                               Number of Shares   Average Price
-------------------------------------------------------------------------
Officers and Key Employees:
Outstanding at August 31, 1992. . . . .           62,000          $34.09
  Granted . . . . . . . . . . . . . . .           48,000           29.15
  Exercised . . . . . . . . . . . . . .          (19,000)          30.89
  Cancelled . . . . . . . . . . . . . .           (6,000)          33.25
Outstanding at August 31, 1993. . . . .           85,000           32.07
Exercisable at August 31, 1993. . . . .            7,800           35.50
Available for grant at August 31, 1993.          217,427

Outstanding at August 31, 1993. . . . .           85,000           32.07
  Granted . . . . . . . . . . . . . . .           19,000           30.47
  Exercised . . . . . . . . . . . . . .          (19,200)          30.72
Outstanding at August 31, 1994. . . . .           84,800           32.02
Exercisable at August 31, 1994. . . . .           23,800           33.17
Available for grant at August 31, 1994.          200,961

Outstanding at August 31, 1994. . . . .           84,800           32.02
  Granted . . . . . . . . . . . . . . .           56,000           28.60
  Exercised . . . . . . . . . . . . . .          (19,000)          29.49
Outstanding at August 31, 1995. . . . .          121,800           30.84
Exercisable at August 31, 1995. . . . .           40,000          $32.70
Available for grant at August 31, 1995.          140,000

------------------------------------------------------------------------
Outside Directors:                                1995     1994     1993
------------------------------------------------------------------------
Options outstanding September 1 . . . . .       39,000   27,000   22,500
Granted . . . . . . . . . . . . . . . . .        6,000   12,000    4,500
Options outstanding August 31 . . . . . .       45,000   39,000   27,000
Average price at August 31  . . . . . . .       $25.91   $25.47   $22.57
Options exercisable at August 31  . . . .       26,700   17,700    9,000
Options available for grant at August 31.       45,000   55,275   71,050
------------------------------------------------------------------------

K. INDUSTRY SEGMENT INFORMATION


------------------------------------------------------------------------
                             For the years ended August 31,
                             ------------------------------
$ in millions                       1995      1994     1993
------------------------------------------------------------------------
Operating revenues:
  Irrigation  . . . . . . . .    $ 88.8    $ 94.3    $ 88.5
  Diversified products  . . .      23.0      18.4      13.6
------------------------------------------------------------------------
Total operating revenues  . .    $111.8    $112.7    $102.1
------------------------------------------------------------------------
Operating earnings:
  Irrigation  . . . . . . . .    $ 16.4    $ 17.2    $ 16.4
  Diversified products  . . .       5.2       4.2       2.9
------------------------------------------------------------------------
Segment operating earnings         21.6      21.4      19.3
Unallocated general &
  administrative and
  engineering & research
  expenses  . . . . . . . . .      (7.7)     (7.2)     (6.2)
Interest and other income,. .
  net . . . . . . . . . . . .       3.2       2.6       2.6
------------------------------------------------------------------------
Earnings before income taxes.    $ 17.1    $ 16.8    $ 15.7
------------------------------------------------------------------------
Identifiable assets:
  Irrigation  . . . . . . . .    $ 18.8    $ 19.6    $ 22.8
  Diversified products  . . .       5.2       4.2       3.0

  Corporate . . . . . . . . .      62.1      64.6      54.1
------------------------------------------------------------------------
Total identifiable assets . .    $ 86.1    $ 88.4    $ 79.9
========================================================================

  Segment operating earnings are based on net sales less identifiable operating expenses. Identifiable operating expenses do not include general and administrative expenses (which include corporate expenses) or engineering and research expenses. Corporate assets are principally cash and cash equivalents, short- and long-term marketable securities, deferred income taxes and certain property, plant and equipment.
  Capital expenditures and depreciation have not been allocated to industry segments due to the arbitrary and inexact nature of the allocation process for Lindsay which operates out of a single manufacturing facility. For the same reasons, general and administrative and engineering and research expenses, and interest and other income, net have not been allocated.

                                  19 LINDSAY

DIRECTORS

HOWARD G. BUFFETT
Director since 1995
President of International Operations, GSI Group;
Director: GSI Group; Berkshire Hathaway, Inc.;
Coca-Cola Enterprises, Inc.

JOHN W. CROGHAN
Director since 1989
Chairman, Lincoln Capital Management;
St. Paul Federal Bancorp for Savings Inc.

J. DAVID DUNN
Director since 1988
Executive Vice President, The Carborundum Company

GARY D. PARKER
Director since 1978
President, Chief Executive Officer and
  Chairman of the Board
Joined Lindsay in 1971; Vice President-Marketing 1975;
Executive Vice President 1978; President & CEO 1984;
Chairman of the Board 1989.

GEORGE W. PLOSSL
Director since 1989
President, G.W. Plossl & Co., Inc.

CLAYTON YEUTTER
Director since 1993
Of Counsel Hogan & Hartson;
Director: B.A.T. Industries; Caterpillar Inc.;
ConAgra, Inc.; FMC Corporation; Oppenheimer Funds;
Texas Instruments, Inc.; The Vigoro Corporation


OFFICERS

EDUARDO R. ENRIQUEZ
Vice President-International
Joined Lindsay in 1981; Vice President-International 1986.

BRUCE C. KARSK
Vice President-Finance, Treasurer and Secretary
Joined Lindsay in 1979 as Corporate Accounting Manager;
Controller 1981; Vice President-Finance,
Treasurer and Secretary 1984.

CLIFFORD P. LOSEKE
Vice President-Manufacturing
Joined Lindsay in 1971 as Plant Manager;
Vice President-Manufacturing 1975

CHARLES H. MEIS
Vice President-Engineering
Joined Lindsay in 1971 as a Product Engineer;
Director of Engineering 1972;
Vice President-Engineering 1975

ROBERT S. SNOOZY
Vice President-Sales and Marketing
Joined Lindsay in 1973 as a Research Engineer;
Vice President-Marketing 1978;
Vice President-Sales and Marketing 1986.

                                  20 LINDSAY

INVESTOR INFORMATION

ANNUAL MEETING
All shareholders are invited to attend our annual meeting, which will be held on February 7, 1996 at 1:30 p.m. at The Cornhusker Hotel 333 South 13th Street, Lincoln, Nebraska. We look forward to meeting shareholders and answering questions at the meeting. Any shareholder who will be unable to attend is encouraged to send questions and comments, in writing, to Gary D. Parker, President, Chief Executive Officer and Chairman of the Board, at Lindsay's corporate offices.

QUARTERLY CALENDAR
The company operates on a fiscal year ending August 31. Fiscal 1996 quarter-end dates are November 30, 1995, February 28, 1996, May 31, 1996 and August 31, 1996. Quarterly earnings are announced approximately three to five weeks after the end of each quarter and audited results are announced four to six weeks after year end.

FORM 10-K
Shareholders who wish to obtain, free of charge, a copy of Lindsay Manufacturing Co.'s annual report on Form 10-K for the year ended August 31, 1995, as filed with the Securities and Exchange Commission, may do so by writing Bruce C. Karsk, Vice President-Finance, Treasurer and Secretary, at Lindsay's corporate offices.

TRANSFER AGENT AND REGISTRAR
First National Bank of Omaha
One First National Center
Omaha, NE 68102-1596
(402) 341-0500

RECENT RESEARCH REPORTS ISSUED BY
Robert W. Baird & Co. Inc.
Barrington Research Associates
George K. Baum & Company
Fahnestock & Co. Inc.
Mesirow Financial, Inc.
Select Equity Group Research
Standard and Poors
Value Line Investment Survey

STOCK MARKET INFORMATION
Lindsay common stock is traded on NASDAQ's National Market System under the ticker symbol LINZ. Stock price quotations are printed daily in major newspapers.
  As of August 31, 1995, there were 4,367,925 shares of common stock outstanding, held by approximately 250 shareholders of record and an estimated 2,500 shareholders for whom securities firms acted as nominees.
  As of August 31, 1995, the following securities firms indicated they were maintaining an inventory of Lindsay common stock and acting as market makers:
   Robert W. Baird & Co. Inc.
   George K. Baum & Company
   Herzog, Heine, Geduld, Inc.
   Jefferies & Company, Inc.
   Kirkpatrick, Pettis, Smith, Polian Inc.
   Merrill Lynch, Pierce, Fenner & Smith Inc.
   Mesirow & Company, Inc.

INDEPENDENT AUDITORS
Coopers & Lybrand L.L.P.
Omaha, Nebraska

FOR FURTHER INFORMATION
Shareholders and prospective investors are welcome to call or write Lindsay Manufacturing Co. with questions or requests for additional information. Please direct inquiries to:
   Bruce C. Karsk
   Vice President-Finance, Treasurer and Secretary
   Lindsay Manufacturing Co.
   East Highway 91
   P.O. Box 156
   Lindsay, Nebraska 68644
   (402) 428-2131

LINDSAY
LINDSAY MANUFACTURING CO.
East Highway 91
Lindsay, Nebraska  68644
(402) 428-2131