Form 10-K405, Exhibit 13
period 1996-08-31
LINDSAY MANUFACTURING CO
filed 1996-11-27
CIK 836157

                                                                      EXHIBIT 13



                          LINDSAY MANUFACTURING CO.
                              1996 ANNUAL REPORT

                                    Creating
                                     Value
                                       By
                                  Cultivating
                                 Opportunities

                         photo of Zimmatic center pivot

                            LINDSAY MANUFACTURING CO.


CREATING VALUE BY CULTIVATING OPPORTUNITY
A leading manufacturer of center pivot and lateral move irrigation systems, Lindsay Manufacturing Co. has increased revenues and operating performance by capitalizing on the current strength in the agricultural sector, as well as on farmers' long-term need to conserve water, energy and labor. Throughout the past year, Lindsay implemented a number of strategic initiatives that had a favorable impact on its operating performance. This proactive cultivation of market opportunities helped the Company to meet or exceed each of its financial goals and resulted in impressive returns to the Company's shareholders.


                                             Fiscal   Fiscal
                                              Year     Year     5-year
                                      Goal    1996     1995     Average
         Annual Sales Growth          5-10%   21.8%    -0.7%      5.8%
         Gross Margin                22-24%   24.0%    23.1%     23.1%
         Operating Margin            10-13%   14.2%    12.5%     12.8%
         Return on Beginning Equity  20-25%   24.0%    17.2%     22.9%



     In addition to top- and bottom-line growth during fiscal 1996, Lindsay created shareholder value by initiating a regular 5-cent quarterly cash dividend, instituting a three-for-two stock split and continuing to buy back stock under the Company's share repurchase program.
     Moreover, Lindsay has demonstrated consistent financial performance.
Since the Company's initial public offering in October 1988, shareholders have received a return on original investment of more than 1300 percent. During the same period, the Standard & Poor's 500 index, including dividends, has returned approximately 225 percent.
     The Company expects to continue to benefit from near-term demand drivers including a strong farm economy, favorable agricultural program legislation, low prevailing interest rates and generally higher commodity prices. Longer term performance will be driven by farmers' need to increase productivity while conserving water, energy and labor. Trends in worldwide demand also bode well for Lindsay--the number one exporter of irrigation equipment--as a growing world population combined with a shrinking amount of farmland will push farmers to achieve ever greater productivity and higher crop yields.
     The Company also seeks to harness opportunities in its Diversified Products segment, through which Lindsay produces large diameter steel tubing and provides outsource manufacturing production services. Lindsay anticipates leveraging its long-standing customer relationships, flexible, efficient manufacturing operations and engineering expertise to continue to expand its diversified products business, which constituted approximately 15 percent of the Company's fiscal 1996 revenues.


TABLE OF CONTENTS

Letter to Shareholders .....................                  2
Operations Overview ........................                  6
Selected Financial Data and Analysis .......                 12
Financial Statements .......................                 17
Notes ......................................                 20
Directors and Officers .....................                 24
Investor Information .......................  Inside Back Cover

FINANCIAL HIGHLIGHTS



($ in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------
                                                                            1996        1995        % change
------------------------------------------------------------------------------------------------------------
INCOME DATA
for the fiscal years ended August 31
    Operating revenues                                                      $ 136,233   $ 111,843    21.8%
    Gross profit                                                               32,747      25,857    26.7
    Operating expenses                                                         13,363      11,937    12.0
    Operating income                                                           19,384      13,920    39.3
    Interest and other income, net                                              4,556       3,166    43.9
    Pre-tax earnings                                                           23,940      17,086    40.1
    Net earnings                                                            $  16,518   $  11,704    41.1
    Weighted average common and common equivalent shares                    6,767,252   7,081,473    (4.4%)
BALANCE SHEET DATA
at August 31
    Current assets                                                          $  57,855   $  43,738    32.3%
    Total assets                                                               96,823      86,060    12.5
    Current liabilities                                                        18,697      15,931    17.4
    Stockholders' equity                                                    $  76,834   $  68,743    11.8%
PER SHARE DATA
    Net earnings                                                            $    2.44   $    1.65    47.9%
    Book value                                                              $   12.12   $   10.49    15.5%
PERFORMANCE RATIOS
    Operating margin                                                             14.2%       12.5%
    Net margin                                                                   12.1%       10.5%
    Return on beginning equity                                                   24.0%       17.2%
------------------------------------------------------------------------------------------------------------



       Revenues                   Net Margin              Net Earnings Per Share
    ($ in millions)               (Percentage)                  (Dollars)
    ------------------     -------------------------     -------------------------
                                                                      Net Earnings
    Year     Revenue             Year    Net Margin           Year    Per Share
    ------------------     -------------------------     -------------------------
    1989     92.6                1989    8.0                  1989    1.06
    1990    102.7                1990    8.2                  1990    1.21
    1991     98.7                1991    9.0                  1991    1.28
    1992    108.9                1992   10.1                  1992    1.52
    1993    102.1                1993   10.5                  1993    1.47
    1994    112.7                1994   10.6                  1994    1.63
    1995    111.8                1995   10.5                  1995    1.65
    1996    136.2                1996   12.1                  1996    2.44


[REVENUES BAR GRAPH]      [NET MARGIN BAR GRAPH]            [NET EARNINGS PER SHARE BAR GRAPH]

Since 1989, revenues      Strong operating efficiencies     Earnings per share have
have increased 47.1%      have allowed the Company          risen 130% from $1.06 in
from $92.6 million to     to increase net margin            1989 to $2.44 in 1996.
$136.2 million in 1996.   from 8% in 1989 to 12.1%
                          in 1996.



                                                 LINDSAY MANUFACTURING CO. 1

LETTER TO SHAREHOLDERS


DEAR FELLOW SHAREHOLDERS:
     A strong North American farm economy, near record high commodity prices, low prevailing interest rates and the passage of favorable legislation combined to make fiscal 1996 a good year to be doing business in the agricultural sector. Our Company was on target with forecasting the above market factors and implemented a number of strategic changes and programs to position us for increased sales in 1996 and in the future. We invested in manufacturing automation and process improvements to increase productivity, and we implemented creative marketing programs to maximize dealer performance and to better utilize Lindsay's manufacturing capacity. In addition to utilizing marketing programs and expanding manufacturing capacity, we further enhanced shareholder returns by initiating a regular 5-cent quarterly cash dividend, instituting a three-for-two stock split and continuing to buy back stock under our share repurchase program.
     The impact of these initiatives and others is evident in our fiscal 1996 top- and bottom-line growth, which allowed us to meet or exceed each of our performance goals. Moreover, the steps we have taken, coupled with long-term demand drivers, position Lindsay for continued growth opportunities.

HIGHLIGHTS OF LINDSAY'S FISCAL 1996 ACCOMPLISHMENTS INCLUDE:
- Substantially exceeding our top-line growth goal of 5% to 10% by raising revenue 22% over fiscal 1995.
- Bringing more of that revenue growth to the bottom line by achieving a gross margin of 24%, the high end of our goal of 22% to 24%.
- Demonstrating improved manufacturing efficiency by posting an operating margin of 14.2%, surpassing our 10% to 13% objective.
- Continuing to employ your money effectively by achieving a return on beginning equity of 24%, at the upper end of our goal of 20% to 25%.
- Further enhancing shareholder value through our share repurchase program, stock split and initiation of a quarterly dividend.

     In fiscal 1996, Lindsay created shareholder value by achieving our goals through the cultivation of opportunities provided by a strong North American farm economy and rising global demand--factors we anticipate continuing to benefit from in 1997. Near record low grain reserves resulting from unfavorable weather in key growing regions coupled with all-time high world demand for grain caused a surge in commodity prices during the summer of 1996. As crop prices rose so too did farm receipts, pro-

                              photo of Gary Parker

GARY D. PARKER, Chairman, President and Chief Executive Officer


2 LINDSAY MANUFACTURING CO.

1996 ANNUAL REPORT

viding growers with strong cash reserves. With 1996 total net cash farm income currently projected at a record $58 billion, North American farmers are in a good position to make investments in capital equipment-specifically, capital equipment that will have a positive influence on production, costs and efficiencies.
     The passage of favorable legislation in 1996 provides further opportunity in the agriculture sector. The Freedom to Farm Act strengthens the U.S. farm economy by providing farmers with significantly greater planting flexibility, less government interference and guaranteed subsidies regardless of commodity prices over the next seven years.
     By capitalizing on these and other opportunities, Lindsay worked to optimize shareholder returns for fiscal 1996 and, more importantly, position the Company for strong future performance.

MARKET OPPORTUNITIES AND STRATEGIC INITIATIVES COMBINE FOR STRONG FISCAL 1996 PERFORMANCE
     In fiscal 1996, net earnings were up 41 percent to $16.5 million, or $2.44 per share, compared with earnings of $11.7 million, or $1.65 per share, adjusted for Lindsay's three-for-two stock split in February 1996. Revenues rose by 22 percent to $136.2 million from $111.8 million in the year-ago period.
     North American irrigation equipment sales were driven by a healthy agriculture sector as well as by farmers' desire to conserve water, labor and energy while stabilizing or increasing yields. Fiscal 1996 North American irrigation equipment revenues grew by 25 percent over the prior year.
     Global demand for irrigation equipment also grew. Sales of export irrigation equipment gained 79 percent over fiscal 1995. Western Europe, Mexico and Latin America, Australia and South Africa were significant contributors and we expect continued growth in these markets during fiscal 1997.
     Lindsay's order backlog for irrigation equipment stood at $25.7 million at fiscal year end, up almost 77 percent over the $14.5 million posted at fiscal year end 1995.
     Stronger irrigation equipment revenue more than offset the expected decline in fiscal 1996 diversified products revenue, which composed approximately 15 percent of Lindsay's total sales. Diversified products revenues were $20.3 million, a 12 percent reduction from the prior year's $23.0 million. The drop was mostly caused by weaker demand for our large diameter steel tubing used by grain handling equipment manufacturers, as U.S. grain reserves hit near-record lows. Outsource manufacturing sales to customers such as Caterpillar Inc., Deere & Company and New Holland North America, Inc. were only slightly lower.
     Our investments in further production automation and process improvements resulted in increased manufacturing efficiencies and a higher gross margin for the full-year period. Gross margin increased to 24.0 percent from 23.1 percent a year ago. Operating margin was 14.2 percent, up from last year's 12.5 percent.
     In addition to Company performance, we enhanced shareholder value through our share repurchase program, stock split and cash dividend. Lindsay utilized $8.5 million to repurchase 275,500 shares (split adjusted) in fiscal 1996. During the second quarter of fiscal 1996, Lindsay declared a three-for-two stock split and initiated a regular 5-cent quarterly cash dividend. At August 31, 1996, shareholders' equity stood at $76.8 million, up 11.8 percent from the $68.7 million at the beginning of the year.

REAPING THE REWARDS
OF AUTOMATION
     A prime strategic focus during the year was to expand our use of state-of-the-art robotics to provide increased manufacturing flexibility and capacity, positioning Lindsay to be more responsive to market demand. These investments, along with our sales and marketing programs designed to spread peak demand out over a longer selling season, allowed us to regain market share lost last year due to capacity constraints.
     In fiscal 1996, we invested approximately $4.0 million in capital improvements, principally to automate pipeline production. The expansion of robotics allowed us to reallocate two-thirds of our pipeline production work force while dramatically improving throughput, resulting in a gain of over 200 percent in both pipeline productivity and capacity. In fiscal 1996, Lindsay boosted overall manufacturing capacity by approximately 20 percent. Automation and process improvements have also enhanced efficiency. In 1996, it took approximately 139 man-hours to manufac-

                                                 LINDSAY MANUFACTURING CO. 3
ture one center pivot, down from 169 three years ago and a vast improvement over the 500 man-hours it took to produce substantially the same equipment in 1979.
     Through programs to promote employee involvement, we also help ensure that ideas for improvements come from the plant floor, not just from management. In the past three years, Lindsay has implemented over 400 employee-sponsored improvement projects that have increased productivity, enhanced product quality, raised safety awareness, reduced costs and further strengthened customer and dealer support.

A MOTIVATED DEALER
NETWORK
     Dealer marketing programs were also key to optimizing manufacturing capacity. Through the use of creative marketing programs and incentives, we encouraged dealers to take delivery of their orders earlier in the year, giving us more capacity to meet demand in our peak selling season, which runs January through May. These programs were very well received; in their inaugural year, almost one-third of Lindsay's dealers participated, enabling management to meet our first-year objectives for these programs.
     Growers today want to deal with agri-business dealers who are technically competent sales specialists that provide valuable product support and project a professional image. Lindsay's Circles of Excellence Program uses dealer evaluations and Company financial incentives to encourage dealers to take full advantage of the extensive support we offer our worldwide dealer network to meet Lindsay's requirements and the growers' expectations. Dealers are evaluated against a list of 20 criteria by earning points based on sales volume and ability to capture market share, as well as their participation in Lindsay-sponsored sales and service training seminars and sales and promotional programs. In fiscal 1996, approximately one third of our dealers qualified for top honors in Circles of Excellence.
     In fiscal 1997, we are adding Target 20 to our marketing arsenal. This program entails working with top dealers from our North American network to target select current Zimmatic owners as well as prospective customers. Participating farmers are provided with a subscription to a valuable agricultural marketing and economics report along with other information to use in their planning decisions and operations management. Dealers personally invite this select group of farmers to attend a banquet and participate in a Lindsay-sponsored teleconference. During the teleconference they receive an update on the state of agriculture and participate in a question-and-answer session via satellite hook-up along with other growers from all over the United States. Through efforts to support Lindsay's end users in their business planning, we create sales opportunities by positioning our dealers as consultants and a source of value-added services.

LEADERSHIP AND STRENGTH FARMERS CAN DEPEND ON--TODAY & TOMORROW
     During the next century there will be a need to feed more people, while, at the same time maintaining and protecting our environmental resources. The world population is projected to almost double within the next 40 years. At the same time we will see fewer producers being asked to meet the increasing global demand for food.
     With the consolidation of America's farms, growers today are aware of the importance of operating efficiency and are requiring increasingly sophisticated systems and products to boost output and conserve resources. North American agricultural production has been a story of ever increasing efficiency. While the number of farms has decreased by over 40 percent since the early 1960's, total farm output has increased over 50 percent in just the last ten years. With fewer farmers feeding a growing number


                                 [BAR GRAPH]

INCREASING PRODUCTIVITY
(MAN HOURS PER UNIT PROCESSED)

Year            Hours
----            -----
1979             500
1989             186
1993             169
1995             159
1996             139



LINDSAY DEMONSTRATED CONTINUED EFFICIENCY IMPROVEMENT DURING THE YEAR. IT FURTHER REDUCED THE NUMBER OF MAN-HOURS REQUIRED TO MANUFACTURE A CENTER PIVOT TO 139 FROM 169 THREE YEARS AGO - A STARK CONTRAST TO THE 500 MAN-HOURS IT TOOK IN 1979.

4 LINDSAY MANUFACTURING CO.

                                                            1996 ANNUAL REPORT

of people, productivity is key and today's growers increasingly rely on technology to raise productivity. Utilizing Lindsay's Remote Monitor Alarm and Control (R-MAC.) features, growers can use FM radios or cellular phones to monitor and control Zimmatic pivot systems from almost any remote site.
Through the development of our Zimmatic Automated Irrigation Management System
(AIMS) Telemetry Network, which allows farmers to control and monitor their center pivots from a single personal computer, we demonstrated--once again--that we are a leader in irrigation technology. In fiscal 1996, approximately 30 percent of our center pivot irrigation systems sold were equipped with our AIMS control panel.

NUMBER ONE IN EXPORTS
     In addition to being a leader in technology, Lindsay for years has been the leading exporter of center pivot and lateral move equipment. Government programs, weather, world commodity prices, politics and other variables combine to make the export market a fluid business environment. To take advantage of global opportunities while limiting our downside, Lindsay sells on letters of credit or other secured terms and in U.S. dollars. Through an extensive international dealer network we keep a pulse on opportunities abroad. Lindsay will continue to focus on export sales and we see additional growth during fiscal 1997, albeit at a slower growth rate than the 79 percent achieved in 1996.

CULTIVATING OPPORTUNITY, CONTINUING THE MOMENTUM
     The farm economy should remain healthy through fiscal 1997, supported by continued strong commodity pricing and the positive effects of the Freedom to Farm Act. In fiscal 1997, we expect demand for center pivot and lateral move irrigation equipment to continue to outpace projected long-term, average annual market growth of 6 to 8 percent. At Lindsay, we will continue to cultivate opportunities as we strive to further improve performance and shareholder value.
     Specifically, we plan to invest up to an additional $3.5 to $4.5 million in plant automation, principally to expand our metal fabrication, welding, machining and galvanizing capacity. These process improvements and expansions should further improve capacity, increasing our peak selling season capacity by 10 to 20 percent in fiscal 1997.
     While the farm economy is cyclical, long-term demand drivers, including farmers' need to conserve water, energy and labor while stabilizing yields, will be a constant. Pressures to protect the environment and conserve water will continue to mount as governments and consumer groups at the local, state and national levels increasingly press for policies designed to preserve resources. With the ability to reduce water usage by 40 to 60 percent over flood irrigation as well as decrease leaching and runoff of fertilizer and chemical inputs, center pivot and lateral move irrigation is the clear choice for efficient, environmentally responsible crop irrigation.
     In addition to operational and financial performance, Lindsay will strive to continue to increase shareholder value through our dividend policy and share repurchase program. Over the past two years, we have repurchased a total of 829,375 shares (split adjusted) at a total cost of $20.1 million, leaving us with approximately one million shares authorized for repurchase under the current plan. Growth through acquisition remains a consideration and, with cash, cash equivalents and marketable securities of $54.4 million and no long-term debt at August 31, 1996, we are well positioned to take advantage of strategic opportunities that represent the right fit for Lindsay.
     Lindsay's strong fiscal 1996 performance and, indeed, our future prospects flow from the dedication of our employees, professionalism of our dealers, loyalty of our Zimmatic customers and confidence of our shareholders. We thank each of you for your support and look forward working with you to cultivate the opportunities that lie ahead.


Sincerely,




Gary D. Parker
Chairman, President and
Chief Executive Officer

                                                 LINDSAY MANUFACTURING CO. 5

                            North American map and
                             photos of key crops






                                                 Farmers derive the benefits of
                                                 Lindsay's center pivot and
                                                 lateral move irrigation
                                                 systems across a wide variety
                                                 of environments, soil types,
                                                 terrains and crops - including
                                                 corn, hay, cotton, potatoes,
                                                 wheat, soybeans, vegetables
                                                 and speciality crops, and
                                                 peanuts.








6 LINDSAY MANUFACTURING CO.

OPERATIONS OVERVIEW


Lindsay Manufacturing is a leading manufacturer and marketer of center pivot and lateral move irrigation systems. Lindsay's irrigation systems are marketed
- both in North America and internationally - under the Zimmatic brand name. The Company also produces large-diameter steel tubing and provides outsource manufacturing production services for other companies such as Caterpillar Inc., Deere & Company and New Holland North America, Inc.

CENTER PIVOTS -- CLEAR ADVANTAGES AND A GROWING MARKET
     Seen from the air, fields irrigated by center pivot systems look like a matrix of large, green circles, with each circle encompassing approximately 135 productive acres. Constructed of modular sections of pipe suspended from moving towers, center pivots are used not only to irrigate fields, but also for controlled application of fertilizer and agricultural chemical inputs. When outfitted with Lindsay's Automated Irrigation Management System (AIMS) and AIMS Telemetry Network, multiple center pivot systems can be programmed and monitored from a single personal computer. Alternatively, farmers can use a cellular phone or FM radio to monitor and control their center pivot systems when they are equipped with Lindsay's Remote Monitor Alarm and Control (R-MAC) feature.
     The efficient, precise irrigation afforded by center pivot and lateral move irrigation technology is in stark contrast to the oldest and most common method of irrigation -- surface, or "flood" irrigation. Using surface irrigation, fields are graded to a gentle slope and then flooded with water, only about half of which is used by crops as it runs between the rows.
     Center pivot systems offer several advantages over traditional surface irrigation:

- Water Conservation--Uniform and timely water application stabilizes or increases crop yields at the same time it cuts water usage by 40%-60% over surface methods.

- Labor Conservation--Center pivot systems use 90% less labor than surface irrigation and 25%-75% less labor than other methods of sprinkler irrigation.

- Environmental Conservation--The precise water application of center pivot irrigation can significantly reduce the cost of fertilizer and chemical application as well as leaching and runoff, thereby limiting the risk and occurrence of environmental contamination.

- Increased Crop Yields--Sandy soils and uneven fields are no obstacle to center pivot irrigation, an advantage that opens up millions of acres of previously unirrigated land to irrigated crop production - and increased crop yields.

- Cost Effectiveness--At an estimated cost of approximately $200 per acre, a center pivot system can pay for itself in approximately four to six years.

     Approximately 50 percent of Lindsay's new system sales are to farmers converting from surface irrigation to center pivot irrigation; 25 percent of Lindsay's systems are sold to farmers converting from dry land farming to irrigated farming using center pivots; and 25 percent of Lindsay's new system sales comes from farmers replacing an old center pivot with a new center pivot. Because an estimated 50 percent of the almost 120,000 center pivot and lateral move systems in North America are more than ten years old, Lindsay anticipates an expansion in replacement sales over the next five years.
     The market for center pivot systems continues to be unsaturated. In the United States, only 15 percent of the 400 million cultivated acres of farmland are irrigated by any means. Of those 60 million irrigated acres, only 25 percent, or 15 million acres, are irrigated by center pivots. Converting an additional 25 percent to center pivot irrigation would--over the years--require approximately 120,000 additional systems. At an average selling price of $24,000 to $26,000 per system, that represents a potential U.S. market of $3.0 billion.


                 [NORTH AMERICAN MARKET POTENTIAL PIE CHART]
400 Million Total               60 Million Total        15 Million Center Pivot
Cultivated Acres              Irrigated Acres 15%        Irrigated Acres 3.75%

THE POTENTIAL U.S. MARKET FOR CENTER PIVOTS IS UNSATURATED, WITH LESS THAN 4% OF THE 400 MILLION TOTAL CULTIVATED ACRES CURRENTLY IRRIGATED BY CENTER PIVOTS.

                                                     LINDSAY MANUFACTURING CO. 7
    photo of manufacturing robotics










8 LINDSAY MANUFACTURING CO.

                                                              1996 ANNUAL REPORT

     The consolidation of U.S. farms provides further sales momentum as an increasing number of larger, more sophisticated operations are more likely to be attracted by the efficiency and control afforded by center pivots. On a global scale, population growth and the need to increase food production while conserving water are converging to create ongoing export opportunities for Lindsay's irrigation systems.
     Lindsay began tapping waste-water treatment operations as an ancillary market for its center pivot equipment over a decade ago. Prospective customers include municipalities, food processors and other entities that use center pivot irrigation systems for land application of effluent--converting waste water from a liability to an asset by using it for crop irrigation and fertilization. To date, Zimmatic systems have been installed at more than 100 waste-water treatment sites in the United States.

KEYS TO PERFORMANCE -- QUALITY DEALERS AND EFFICIENT PRODUCTION

     Lindsay has a worldwide market with its irrigation systems operating in more than 75 countries irrigating an estimated 11 million acres. Lindsay's dealer organization--consisting of approximately 350 independent dealer outlets--sell, install and service the Company's irrigation systems. Lindsay provides its dealers with sales and service training, advertising materials and cooperative advertising programs. Through creative sales and marketing programs, including its Circles of Excellence and Target 20 programs, Lindsay works to optimize the quality and effectiveness of its dealer network.
     During the past year, Lindsay also began using marketing programs to help smooth the demand spikes experienced during the Company's peak selling season, which runs from January through May. By encouraging dealers to accept shipments early, Lindsay was able to increase full-year capacity to meet peak-season demand. Automation has also been key to increasing capacity. In fiscal 1996, Lindsay invested approximately $4.0 million in robotics, equipment upgrades and process improvements. These investments, when coupled with Lindsay's just-in-time inventory management, statistical process control techniques, cellular manufacturing and employee education and involvement programs, reduced the amount of manufacturing labor input in an average center pivot by 12 percent during the year.

STRONG DEMAND TODAY AND TOMORROW
     Lindsay's long-term growth prospects are the result of one simple equation -- rising global demand for food plus an ever constricting amount of arable land equals the critical need to improve per acre crop yields. Inherent in this equation is the need to conserve water, energy and labor used in agricultural production. Nearer term, and closer to home, Lindsay is benefiting from a strong North American farm economy, low prevailing interest rates and favorable agricultural program legislation.

THROUGH A COMBINATION OF AUTOMATION AND PROCESS IMPROVEMENTS, LINDSAY BOOSTED OVERALL MANUFACTURING CAPACITY BY APPROXIMATELY 20 PERCENT IN FISCAL 1996. ITS RETURN ON INVESTMENT IN ROBOTICS WAS HIGHLIGHTED BY A GAIN OF OVER 200 PERCENT IN BOTH PIPELINE PRODUCTIVITY AND CAPACITY.

CROP CIRCLES - EACH CENTER PIVOT COVERS APPROXIMATELY 135 PRODUCTIVE ACRES. IN MANY AREAS, CENTER PIVOT IRRIGATION IMPROVES CROP YIELDS BY UP TO 100% OVER DRY LAND FARMING.

                           [PHOTO OF CROP CIRCLES]



                                                    LINDSAY MANUFACTURING CO. 9

                          [PHOTO OF COMPUTER SCREEN]

                          [PHOTO OF COMPUTER SCREEN]

LINDSAY'S AIMS TECHNOLOGY NETWORK--MORE EFFICIENT FARMING THROUGH THE POWER OF TECHNOLOGY

                          [PHOTO OF COMPUTER SCREEN]

Farming is both an art and a science. Using Lindsay's AIMS Telemetry Network, farmers are able to replace some of the art of agriculture with the scientific precision of a computerized irrigation control and information system. As with any computer-based operation, the key to unlocking its power lies in the software. Lindsay's Windows(R)-based AIMS Telemetry software program combines a user-friendly interface with sophisticated monitoring, control and reporting capabilities.
     Using easy-to-follow commands, farmers can customize a field map display which shows individual pivots, color coded for at-a-glance status checks.
Roads, buildings and other objects in the fields can be added to complete the picture. Remote control of each pivot is provided through a computer-generated image of the AIMS pivot-based control panel. The tremendous savings in time and labor are obvious. Instead of traveling to each pivot, growers can change water application rates, turn on a chemigation pump as well as manipulate any other Zimmatic function from their desk --or even their cellular phone or FM radio when the Network is also equipped with Lindsay's Remote Monitoring and Control feature.
     In addition to pivot control, the Network can collect, store and manipulate valuable irrigation and environmental data, such as wind speed, water flow, temperature, voltage and rainfall. Farmers use this information to calculate cost and resource usage, which can be detailed in reports on individual pivots or the entire farming operation. This complete, accurate information makes for better decisions and more profitable farm management, leaving the art of farming for that which cannot be controlled -- Mother Nature.

10 LINDSAY MANUFACTURING CO.

                                                              1996 ANNUAL REPORT

SNAPSHOT OF NEAR-TERM DEMAND
     U.S. grain reserves were at the lowest levels in over 20 years this past summer due to unfavorable weather conditions in key growing regions compounded by rising global demand. Reduced reserves have driven commodity prices sharply higher over the past two years and average prices are expected to remain strong in 1997. Higher commodity prices, combined with increasing farm real estate values, low prevailing interest rates and farm consolidation, translates into more growers being in a position to consider capital investment; and--with the ability to reduce irrigation-related variable production costs by as much as 25 percent--Lindsay believes that center pivot irrigation equipment should be high on many farmers' priority lists.
     North American farm receipts will also be strengthened as farmers, drawn by the lure of stronger commodity prices and encouraged by the passage of the Agricultural Reconciliation Act (ARA or so-called Freedom to Farm Act) increase planted acreage. The Freedom to Farm Act changes the equations under which farm subsidies are determined with the net effect being near complete planting flexibility, including a decrease in idled crop land and reduction of direct government payments over the next seven years. More acres put into production should increase an already growing market for irrigation equipment.

THE BIG PICTURE -- GLOBAL DEMAND FOR FOOD
     The growth in world population is increasing demand for food in general. Rapid economic growth, particularly in Southeast Asia, India and Latin America, is causing an increase in demand for grain commodities, specifically. The correlation between economic growth and demand for grain commodities is due to the fact that as economies develop, average per capita income rises and one of the first areas consumers tend to exert their new found earning power is in upgrading their diet. The inclusion of more poultry, pork, beef and dairy products drives demand for more feed grain.
     At the same time global demand for food is growing, the world is sacrificing farmland for industrial and residental use at a rate of 1 to 2 percent annually. The squeeze caused by these opposing forces heightens the need for maximizing per acre crop yields. Water, energy and labor conservation are each critical elements of increasing agricultural efficiency and productivity as well as primary benefits of center pivot and lateral move irrigation.
     Higher global demand for food drove up world commodity prices in 1996, which provides additional incentive for U.S. farmers to increase production for export. This dynamic also increases demand for center pivot irrigation equipment -- domestically as well as abroad. As the leading exporter of irrigation equipment, Lindsay has established a track record of successful export operations. The Company's approach is to work through its network of international dealers to keep a pulse on overseas opportunities. Lindsay is particularly adept at identifying agricultural initiatives by foreign governments seeking to modernize their farm economies. By working with government agencies as well as private groups, Lindsay seeks to actively participate in the early stages of all major center pivot irrigation projects.

DIVERSIFIED OPERATIONS -- OUTSOURCE MANUFACTURING AND INCREMENTAL TUBING SALES
     In 1987, Lindsay began targeting manufacturers that were streamlining their operations as an alternative source of business in an effort to more fully utilize capacity during the Company's off season. That foray into outsource manufacturing, coupled with incremental sales of large-diameter tubing, has grown into a $20 million business, composing almost 15 percent of Lindsay's total revenues in fiscal 1996. Lindsay's outsource manufacturing operations provide sophisticated design and engineering capabilities and a full spectrum of manufacturing services including welding, machining, painting, punching, forming, galvanizing and hydraulic, electrical and mechanical assembly. Lindsay maintains Certified Supplier Status with some of the country's most demanding industrial customers, including Caterpillar Inc., Deere & Company and New Holland North America, Inc.
     Lindsay also operates advanced large-diameter tubing mills, which it uses to meet its own needs for tubing as well as to generate additional revenue through external sales. Lindsay's tubing is used in the manufacture of grain handling equipment, combine reels, conveyor rolls, pneumatic tubes and hay conditioner roll cores.

                                                    LINDSAY MANUFACTURING CO. 11

Lindsay Manufacturing Co.

SELECTED FINANCIAL DATA


($ in millions, except per share amounts)                                     For the years ended August 31,
------------------------------------------------------------------------------------------------------------------------------------
                                           1996     1995    1994     1993     1992    1991     1990    1989    1988   1987    1986
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                        $136.2  $111.8   $112.7    $102.1   $108.9   $98.7   $102.7  $92.6   $76.1  $54.1   $45.6
Gross profit                                32.7    25.9     25.7      23.8     23.8    21.5     20.0   18.6    11.8    8.9     6.4
Selling, general and administrative,
 and engineering and research
 expenses                                   13.4    11.9     11.6      10.7     10.9    10.5      9.6    8.2     7.0    6.7     7.1
Earnings before cumulative effect
 of accounting change                       16.5    11.7     11.2      10.7     11.0     8.9      8.4    7.4     3.8    1.6     0.3
Net earnings                                16.5    11.7     11.9      10.7     11.0     8.9      8.4    7.4     3.8    1.6     0.3
Earnings before cumulative effect
 of accounting change per share(1)           2.44    1.65     1.54     1.47      1.52    1.28     1.21   1.06    0.54   0.22    0.05
Net earnings per share(1)                    2.44    1.65     1.63     1.47      1.52    1.28     1.21   1.06    0.54   0.22    0.05
Property, plant and equipment, net           9.7     7.2      5.6      5.6       6.0     5.4      4.7    4.4     4.6    3.4     4.2
Total assets                                96.8    86.1     88.4     79.9      71.4    60.4     46.9   31.7    24.0   19.0    23.4
Long-term debt                            $    0  $    0   $    0   $    0    $    0   $   0    $   0  $   0   $   0  $   0   $ 0.2
Return on sales                             12.1%   10.5%    10.6%    10.5%     10.1%    9.0%     8.2%   8.0%    5.0%   2.9%    0.7%
Return on beginning assets                  19.2%   13.2%    14.9%    15.0%     18.2%   19.0%    26.4%  30.8%   19.9%   6.7%    1.2%
------------------------------------------------------------------------------------------------------------------------------------


(1) For 1996, 1995, 1994, 1993 and 1992 per share amounts are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 6,767,252, 7,081,473, 7,296,759, 7,270,352 and 7,248,687. For 1991, 1990 and 1989, per share amounts are calculated on Lindsay's 6,973,205, 6,947,438 and 6,986,406 weighted average outstanding shares, respectively. For 1988 and prior, per share amounts are calculated based on Lindsay's 6,986,250 outstanding shares as of October 12, 1988, the date of the initial public offering, since at that time all of the outstanding shares of Lindsay were owned by DEKALB Energy Company. Per share amounts and number of shares reflect the three-for-two stock split in February 1996.

QUARTERLY DATA

($ in thousands, except per share amounts)  For the three months ended the last day of
----------------------------------------------------------------------------------------------------
                                               November        February           May       August
----------------------------------------------------------------------------------------------------
Fiscal 1996
 Operating revenues                            $27,326         $38,140         $41,139         $29,628
 Cost of operating revenues                     20,905          28,336          30,534          23,711
 Earnings before income taxes                    4,322           7,523           8,170           3,925
 Net earnings                                    3,026           5,265           5,719           2,508
 Net earnings per share                           0.45            0.78            0.84            0.37
 Market price (Nasdaq National Market)
  High                                         $    24 5/16    $    32 3/4     $    39 3/4     $    44 1/2
  Low                                               21 9/16         23 11/16        29 1/4          34
Fiscal 1995
 Operating revenues                            $22,142         $30,350         $37,451         $21,900
 Cost of operating revenues                     17,143          23,790          28,040          17,013
 Earnings before Income taxes                    2,940           4,416           7,116           2,614
 Net earnings                                    1,999           3,003           4,839           1,863
 Net earnings per share                           0.27            0.42            0.69            0.27
 Market price (Nasdaq National Market)
  High                                         $    21 1/2      $   20 13/16   $    22         $    23 13/16
  Low                                               18 9/16         18 13/16        18 13/16        20 11/16
----------------------------------------------------------------------------------------------------


1996: Fourth-quarter adjustments resulting in a net decrease in pre-tax earnings of $1,229,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve. Additional fourth-quarter accrual adjustments decreased pre-tax earnings $581,000 for compensation costs including bonus earnouts, vacation pay, and retirement and $200,000 for bad debt allowance. Partially offsetting this, a $278,000 accrual reduction was made for dealer related items and a $138,000 accrual reduction for insurance. During the fourth-quarter refunds received with interest resulting from state economic development tax credits increased pre-tax earnings $1,223,000 for other income and $185,000 for interest income. 1995: Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $38,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve.
Per share and market price amounts reflect the three-for-two stock split in February 1996.

12 LINDSAY MANUFACTURING CO.

Lindsay Manufacturing Co.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
Sales growth in both the North American and export center pivot and lateral move irrigation equipment markets, partially offset by lower diversified products sales, lead to higher revenues and earnings for Lindsay in fiscal 1996.
     During the year, Lindsay initiated a 5-cent quarterly cash dividend, instituted a three-for-two stock split, and continued its share repurchase program -- repurchasing 275,000 shares for $8.5 million during the year. The Company continues to have a solid balance sheet with no debt and strong financial ratios.

RESULTS OF OPERATIONS

FISCAL YEAR 1996 COMPARED TO 1995

The following table provides highlights for fiscal 1996 compared with fiscal 1995.


----------------------------------------------------------------------------------
                                              For the Years Ended  Percent Increase
                                                   August 31,         (Decrease)
                                              ------------------------------------
($ in thousands)                                1996       1995
----------------------------------------------------------------------------------
Consolidated
  Operating Revenues                          $136,233    $111,843     21.8%
  Cost of Operating Revenues                  $103,486    $ 85,986     20.4
  Gross Profit                                $ 32,747    $ 25,857     26.7
  Gross Margin                                    24.0%       23.1%
  Selling, Eng. & Research, and
    G&A Expense                               $ 13,363    $ 11,937     12.0
  Operating Income                            $ 19,384    $ 13,920     39.3
  Operating Margin                                14.2%       12.5%
  Interest Income, net                        $  2,936    $  2,728      7.6
  Other Income, net                           $  1,620    $    438    269.9
  Income Tax Provision                        $  7,422    $  5,382     37.9
  Effective Income Tax Rate                       31.0%       31.5%
  Net Earnings                                $ 16,518    $ 11,704     41.1
Irrigation Equipment Segment (See Note K)
  Operating Revenues                          $115,908    $ 88,837     30.5
  Operating Income                            $ 24,013    $ 16,386     46.6
  Operating Margin                                20.7%       18.4%
Diversified Products Segment (See Note K)
  Operating Revenues                          $ 20,325    $ 23,006    (11.7)
  Operating Income                            $  4,181    $  5,181    (19.3)%
  Operating Margin                                20.6%       22.5%


REVENUES
Operating revenues grew 22% to $136.2 million in fiscal 1996, compared to $111.8 million in fiscal 1995. Fiscal 1996 North American irrigation equipment revenues totaled $93.3 million, a 25% increase from $74.8 million in fiscal 1995. Fiscal 1996 export irrigation equipment revenues were also up, totaling $19.8 million as compared to $11.1 million in fiscal 1995. Revenues from diversified products were off 12% in fiscal 1996, totaling $20.3 million compared to $23.0 million in fiscal 1995.
     Total demand for irrigation equipment grew in the North American market in fiscal 1996. Lindsay was able to capitalize on this growth and increase both revenues and gross margin by using creative sales and marketing programs to encourage dealers and growers to order equipment early and by further improving the Company's manufacturing productivity through automation and process improvements.
     Fiscal 1996 export irrigation equipment revenues grew by 79% over fiscal 1995. The Western European, Mexican and Latin American, Australian, and South African markets each grew during the year. Lindsay expects these same markets to continue to grow during fiscal 1997.
     At the year end fiscal 1996, Lindsay had a $16.6 million order backlog for irrigation equipment, an increase of almost 125% from fiscal 1995's year end irrigation equipment order backlog of $7.4 million. Lindsay believes that the farmers' confidence level during July and August of 1996 was higher than in 1995 -- due to stronger agricultural commodity prices -- resulting in the increase in order backlog.
     Diversified product revenues contracted during fiscal 1996, primarily due to a reduction in demand for and sales of large diameter steel tubing, but also due to a slight decrease (less then 5%) in Lindsay's outsource manufacturing sales. Caterpillar Inc., Deere & Company, and New Holland North American, Inc. continue to be Lindsay's major outsource manufacturing customers. At year end fiscal 1996, Lindsay's order backlog for diversified products totaled $9.1 million, up 28% from $7.1 million at the end of fiscal 1995.

GROSS MARGIN
Fiscal 1996 gross margin of 24.0% was up from 23.1% in fiscal 1995 and 22.9% in fiscal 1994. 1996 gross margin was favorably impacted by continued improvements made in manufacturing productivity and efficiencies and by a strong pricing environment in both the North American and export markets for irrigation equipment.

OPERATING EXPENSES
Selling, engineering and research, and general and administrative expenses increased 12% in fiscal 1996 to $13.4 million as compared to $11.9 million in fiscal 1995. The increase is primarily due to increases in advertising and salaries and benefit costs partially offset by lower office rental, professional and legal, and insurance costs.

INTEREST INCOME, OTHER INCOME AND TAXES
Lindsay's interest income is primarily from interest earned on its investments in short (0-12 months) and intermediate (12-36 months) investment-grade municipal bonds, on which interest earnings are exempt from federal income taxes, and short-term investment grade commercial paper. Fiscal 1996 interest income of $2.9 million is up slightly from $2.7 million in fiscal 1995. Fiscal 1996 other income of $1.6 million is up significantly from $0.4 million in fiscal 1995, primarily due to the Company's receipt of $1.4 million in benefits during fiscal 1996 from the State of Nebraska for the growth of jobs and investment at Lindsay's manufacturing plant during the years 1989 through 1994.
     Lindsay's effective tax rate of 31% for fiscal 1996 compares to an effective tax rate of 31.5% for fiscal 1995. The Company currently benefits, and expects to continue to benefit, from the foreign sales corporation federal tax provisions as they relate to export sales, the federal tax free status of interest income from its municipal bond investments and state economic development tax credits.


                                                    LINDSAY MANUFACTURING CO. 13

RESULTS OF OPERATIONS

FISCAL YEAR 1995 COMPARED TO 1994
The following table provides highlights for fiscal 1995 compared with fiscal 1994.

                                            For the Years Ended    Percent Increase
                                                 August 31,            (Decrease)
                                            ---------------------------------------
($ in thousands)                                1995         1994
----------------------------------------------------------------------------------
Consolidated
  Operating Revenues ......................   $111,843     $112,684        (0.7)%
  Cost of Operating Revenues ..............   $ 85,986     $ 86,936        (1.1)
  Gross Profit ............................   $ 25,857     $ 25,748         0.4
  Gross Margin ............................       23.1%        22.9%
  Selling, Eng. & Research, and
    G&A Expense ...........................   $ 11,937     $ 11,610         2.8
  Operating Income ........................   $ 13,920     $ 14,138        (1.5)
  Operating Margin ........................       12.5%        12.6%
  Interest Income, net ....................   $  2,728     $  2,317        17.7
  Other Income, net .......................   $    438     $    311        40.8
  Income Tax Provision ....................   $  5,382     $  5,533        (2.7)
  Effective Income Tax Rate ...............       31.5%        33.0%
  Earnings Before Accounting Change .......   $ 11,704     $ 11,233         4.2
  Cumulative Effect of Accounting Change...   $      0     $    659         N/A
  Net Earnings                                $ 11,704     $ 11,892        (1.6)
Irrigation Equipment Segment (See Note K)
  Operating Revenues ......................   $ 88,837      $94,288        (5.8)
  Operating Income ........................   $ 16,386      $17,161        (4.5)
  Operating Margin ........................       18.4%        18.2%
Diversified Products Segment (See Note K)..
  Operating Revenues ......................   $ 23,006      $18,396        25.1
  Operating Income ........................   $  5,181      $ 4,253        21.8%
  Operating Margin ........................       22.5%        23.1%


REVENUES
Operating revenues totaled $111.8 million in fiscal 1995, compared to $112.7 million in fiscal 1994. Fiscal 1995's revenue from North American irrigation equipment totaled $74.8 million, down 2% from $76.4 million in fiscal 1994. Fiscal 1995's export irrigation equipment revenues were $11.1 million, 28% lower than fiscal 1994's $15.5 million for export irrigation equipment. Diversified products revenues in fiscal 1995 were $23.0 million, 25% higher than 1994's $18.4 million.
     Although Lindsay's fiscal 1995 North American irrigation equipment revenues were lower than in fiscal 1994 (when the Company experienced a 52.5% growth rate), the market continued strong in fiscal 1995. Lindsay's North American irrigation equipment revenues were negatively impacted by production and delivery constraints during the peak demand period of January through May.
     Fiscal 1995's export sales of irrigation equipment were lower than the prior year's due to a downturn in the market in Saudi Arabia. However, fiscal 1995's export irrigation equipment sales to markets other than Saudi increased approximately 35% as compared to fiscal 1994.
     At year end fiscal 1995, Lindsay had a $7.4 million order backlog for irrigation equipment. This was down from year end fiscal 1994's irrigation equipment order backlog of $8.3 million. Lindsay believes that uncertainty in the North American market during late July and August 1995 about the fall crop delayed order activity.
     Diversified product revenues continued to expand in fiscal 1995, rising 25% to $23.0 million from $18.4 million in fiscal 1994. Revenues from both outsource manufacturing and large diameter steel tubing rose during the year due to an expansion of the components, subassemblies and finished products supplied to Caterpillar Inc., Deere & Company and New Holland North America, Inc. and to the broadening of Lindsay's large diameter steel tubing customer base. At year end fiscal 1995, Lindsay's order backlog for diversified products totaled $7.1 million, up 15% from $6.2 million at the end of fiscal 1994.

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

INTEREST INCOME, OTHER INCOME AND TAXES
Fiscal 1995's interest income of $2.7 million is up from fiscal 1994's $2.3 million as the result of an increase in the average amount of funds invested during the year. Fiscal 1995's other income of $0.4 million is up slightly from $0.3 million in fiscal 1994.
     Fiscal 1995's effective tax rate of 31.5% compares to an effective tax rate of 33.0% for fiscal 1994.

FINANCIAL CONDITION
Lindsay's cash and short- and long-term marketable securities decreased to $54.4 million at August 31, 1996, from $57.3 million at August 31, 1995. Receivables at August 31, 1996, increased $9.7 million to $20.1 million from $10.4 million. Approximately $3.0 million of this increase was due to increased sales activity during the last month of the fiscal year and approximately $6.0 million was due to short-term interest free financing offered by Lindsay to end users. August 31, 1996, inventories increased $2.4 million to $7.8 million from $5.4 million at August 31, 1995. Inventory was increased to adequately service the higher level of first quarter fiscal 1997 sales activity that the Company was projecting. August 31, 1996, current liabilities increased $2.8 million to $18.7 million from $15.9 million at August 31, 1995, primarily due to increased trade payables and higher accruals for international dealer prepayments and commissions, warranty, and payroll and vacation, partially offset by lower accruals for environmental remediation costs and current state and federal income taxes.
     Capital expenditures totaled $4.0 million during fiscal 1996, a significant increase from fiscal 1995's $2.8 million. Over half of the fiscal 1996 capital expenditures were related to Lindsay's installation of a robotic manufacturing process for the manufacture of center pivot irrigation equipment pipeline. The remaining capital expenditures were primarily for the general upgrading of the manufacturing plant and equipment. Lindsay expects its fiscal 1997 capital expenditures to




14 LINDSAY MANUFACTURING CO.

be in the $3.5 to $4.5 million range. Depreciation totaled $1.5 million in fiscal 1996 and is expected to increase to the $2.0 million range in fiscal 1997.
     Lindsay expended $8.5 million in fiscal 1996 to repurchase 275,500 shares of its common stock. In fiscal 1995, Lindsay repurchased 553,875 shares of its common stock using $11.6 million.
     Lindsay believes its capitalization (including cash and marketable securities balances) and operating cash flows are sufficient to cover expected working capital needs, planned capital expenditures and continued repurchases of common stock.

FISCAL 1997 OUTLOOK

IRRIGATION EQUIPMENT
     The North American Market for irrigation equipment resumed its growth in fiscal 1996 after declining slightly in fiscal 1995. Lindsay believes that the desire of North American farmers to reduce variable input costs, increase or stabilize crop yields, reduce labor input and conserve water and energy will continue to drive demand for center pivot and lateral move irrigation equipment. The Company believes that these demand drivers will result in long-term growth in North American demand for center pivot and lateral move irrigation equipment to average in the 6% to 8% per annum range.
     Our current outlook for the fiscal 1997 North American center pivot and lateral move irrigation equipment market is for somewhat faster growth than the 6% to 8% average. Grain prices, after reaching new highs earlier this year, have weakened this fall as a better than expected harvest in North America replenished a record low grain inventory. However, grain prices remain at levels which still generate profits for farmers. As a result, net cash farm income for 1996 is forecasted to reach a record $58 billion as compared to $49 billion in 1995. And, North American net cash farm income is projected to be strong again in 1997. Lindsay believes that this stronger net cash farm income will lead to growth in North American demand during fiscal 1997 exceeding the 6% to 8% average growth rate.
     Export sales of center pivot and lateral move irrigation equipment are expected to increase again in fiscal 1997, but at a rate less than the 79% increase experienced in fiscal 1996. Sales activity and revenue from Mexico and Latin America, Western Europe, Australia and South Africa should expand during the year.
     Lindsay's domestic and international irrigation equipment sales are highly dependent upon the need for irrigated agricultural production which, in turn, depends upon many factors including total worldwide crop production, the profitability of agricultural production, commodity prices, aggregate net farm income, governmental policies regarding the agricultural sector, water and energy conservation policies and the regularity of rainfall.
     Approximately 15%, 10% and 14% of Lindsay's revenues were generated from export sales in fiscal 1996, 1995 and 1994, respectively. Lindsay does not believe it has significant exposure to foreign currency translation risks because its export sales are all in U.S. dollars and are generally all shipped against prepayments or irrevocable letters of credit which are confirmed by a U.S. bank or other secured means.

DIVERSIFIED PRODUCTS
Lindsay's diversified products segment consists of two major products: large-diameter thin-wall round steel tubing and outsource manufacturing services.Diversified products customers for both products primarily consist of agricultural and industrial capital goods manufacturers. The Company expects fiscal 1997 diversified products revenue to grow to the $21 to $23 million range. Lindsay's long-term goal has been, and continues to be to build its diversified products segment to total 25% of total annual revenues.

SEASONALITY
Irrigation equipment sales are seasonal by nature. Farmers generally order systems to be delivered and installed before the growing season. Shipments to North American customers usually peak during Lindsay's second and third quarters for the spring planting period. Lindsay's expansion into diversified products complements its irrigation operations by using available capacity and reducing seasonality.

OTHER FACTORS
Environmental contamination at Lindsay's manufacturing facility occurred in 1982 when a drill, operated by a sub-contractor installing groundwater monitoring wells, punctured a silt and sand lens and an underlying clay layer beneath a clay-lined waste lagoon. The 1982 puncture of the clay layer caused acid and solvent leachate to enter the sand and gravel aquifer.
     Since 1983, Lindsay has worked actively with the Nebraska Department of Environmental Control (NDEC) to remediate this contamination by purging and treating the aquifer. In October 1989, the Environmental Protection Agency
(EPA) added Lindsay to the list of priority Superfund sites. In 1988, a sampling which was performed in connection with an investigation of the extent of aquifer contamination, revealed solvent contamination (volatile organic compounds) in the soil and shallow groundwater in three locations at and in the vicinity of the plant. Under a 1988 agreement with the EPA and NDEC, Lindsay conducted a Remedial Investigation/ Feasibility Study (RI/FS). This study was completed in June 1990. Lindsay does not believe that there is any other soil or groundwater contamination at the manufacturing facility.
     In September 1990, the EPA issued its Record of Decision (ROD) selecting a plan for completing the remediation of both contaminations. The selected plan implementation was delayed until finalization of the Consent Decree in April 1992. The final remediation plans were approved in 1993 and 1994 and the remediation plans were fully implemented during fiscal 1995.
     The balance sheet reserve for this remediation decreased to $0.3 million at August 31, 1996 from $1.9 million at fiscal 1995 year end, reflecting an increase to the reserve of $0.3 million, a reclassification of $1.8 million for a contra asset of an insurance recovery in other assets and costs of $0.1 million during the first quarter of fiscal 1996 for the continued implementation of the plans. Additionally, second, third and fourth quarter costs of $0.6 million were expensed on the consolidated statements of operations and was not reflected in the reserve.
     Lindsay believes that the current reserve is sufficient to cover the estimated cost for complete remediation of both the aquifer and soil and shallow groundwater contaminations under the final plans. Lindsay believes that its insurer should cover costs associated with the contamination of the aquifer that was caused by the puncture of the clay layer in 1982. However, Lindsay and the insurer are in litigation over the extent of the insurance coverage. In 1987, the insurer agreed to reimburse Lindsay for remediation costs incurred by



                                                    LINDSAY MANUFACTURING CO. 15

Lindsay. The insurer reduced its reimbursement of remediation costs in early 1990. In late 1990, Lindsay filed suit against the insurer. The insurer completely stopped reimbursement of remediation costs in 1991 and in 1992 the insurer filed a counterclaim against Lindsay for previously reimbursed remediation costs. In December 1995, the court dismissed Lindsay's suit against the insurer and entered a judgment in the amount of $2.4 million in favor of the insurer. Lindsay is in the process of appealing the dismissal of its case against the insurer and the judgment against Lindsay. If the EPA or NDEC require remediation which is in addition to or different from the current plan and depending on the success of Lindsay's litigation against the insurer, this reserve could increase or decrease, depending on the nature of the change in events.

RECENTLY ISSUED ACCOUNTING
PRONOUNCEMENTS
     In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and transactions in which goods or services are the consideration received for the issuance of equity instruments. This statement requires that an employer's financial statements include certain disclosures about stock-based employee compensation regardless of the method used to account for them. Adoption is required for fiscal years, beginning after December 15, 1995, Lindsay's fiscal 1997. Lindsay expects to continue its accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

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

      Gary D. Parker                               Bruce C. Karsk
      Chairman, President and                      Vice President-Finance,
      Chief Executive Officer                      Treasurer and Secretary


REPORT OF INDEPENDENT
ACCOUNTANTS

To the Stockholders and Board of Directors of Lindsay Manufacturing Co.:

We have audited the accompanying consolidated balance sheets of Lindsay Manufacturing Co. as of August 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lindsay Manufacturing Co. as of August 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.
As described in Note A, the Company changed its method of accounting for income taxes in fiscal 1994.

Omaha, Nebraska                                         Coopers & Lybrand L.L.P.
October 9, 1996


16 LINDSAY MANUFACTURING CO.

Lindsay Manufacturing Co.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)                Years ended August 31,
--------------------------------------------------------------------------------------------
                                                1996                 1995          1994
--------------------------------------------------------------------------------------------
Operating revenues .........................  $136,233            $111,843       $112,684
Cost of operating revenues .................   103,486              85,986         86,936
                                              --------            --------       --------
Gross profit ...............................    32,747              25,857         25,748
                                              --------            --------       --------
Operating expenses:
 Selling expense ...........................     4,553               4,290          4,334
 General and administrative expense ........     7,380               6,264          6,034
 Engineering and research expense ..........     1,430               1,383          1,242
                                              --------            --------       --------
Total operating expenses ...................    13,363              11,937         11,610
                                              --------            --------       --------
Operating income ...........................    19,384              13,920         14,138
Interest income, net .......................     2,936               2,728          2,317
Other income, net ..........................     1,620                 438            311
                                              --------            --------       --------
Earnings before income taxes and cumulative
 effect of accounting change ...............    23,940              17,086         16,766
Income tax provision .......................     7,422               5,382          5,533
                                              --------            --------       --------
Earnings before cumulative effect of
 accounting change .........................    16,518              11,704         11,233
Cumulative effect of change in accounting
 for income taxes ..........................         0                   0            659
                                              --------            --------       --------
Net earnings ...............................   $16,518             $11,704        $11,892
                                              ========            ========       ========

Earnings before cumulative effect of
 accounting change per share ...............     $2.44               $1.65          $1.54
Cumulative effect of change in accounting
 for income taxes per share ................      0.00                0.00           0.09
                                              --------            --------       --------
Primary, net earnings per share ............     $2.44               $1.65          $1.63
                                              ========            ========       ========

Earnings before cumulative effect of
 accounting change per share ...............     $2.43               $1.65          $1.54
Cumulative effect of change in accounting
 for income taxes per share ................      0.00                0.00           0.09
                                              --------            --------       --------
Fully diluted, net earnings per share ......     $2.43               $1.65          $1.63
                                              ========            ========       ========

Cash dividends per share ...................     $0.15               $0.00          $0.00
                                              ========            ========       ========


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


($ in thousands)
                                                     Shares of                      Capital
                                              ----------------------              in excess                                  Total
                                                 Common     Treasury      Common  of stated    Retained   Treasury   stockholders'
                                                  stock        stock       stock      value    earnings      stock         equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1993 .................  4,783,168      105,630      $4,783     $3,169     $48,851   $(1,319)        $55,484
Net earnings ...............................         --           --          --         --      11,892        --          11,892
Net shares issued under stock option plan ..     36,190           --          36        593          --        --             629
Stock option tax benefits ..................         --           --          --         79          --        --              79
                                              ---------      -------      ------     ------     -------   -------        --------
BALANCE AT aUGUST 31, 1994 .................  4,819,358      105,630       4,819      3,841      60,743    (1,319)         68,084
Net earnings ...............................         --           --          --         --      11,704        --          11,704
Net shares issued under stock option plan ..     23,447           --          24        550          --        --             574
Stock option tax benefits ..................         --           --          --         21          --        --              21
Acquisitions of common stock ...............         --      369,250          --         --          --   (11,640)        (11,640)
                                              ---------      -------      ------     ------     -------   -------        --------
BALANCE AT AUGUST 31, 1995 .................  4,842,805      474,880       4,843      4,412      72,447   (12,959)         68,743
NET EARNINGS ...............................         --           --          --         --      16,518        --          16,518
CASH DIVIDENDS ($.15 PER SHARE) ............         --           --          --         --       (963)        --            (963)
NET SHARES ISSUED UNDER STOCK
 OPTION PLAN ...............................     58,170           --          58        934          --        --             992
STOCK OPTION TAX BENEFITS ..................         --           --          --         35          --        --              35
ACQUISITIONS OF COMMON STOCK ...............         --      230,200          --         --          --    (8,489)         (8,489)
THREE-FOR-TWO STOCK SPLIT ..................  2,427,038      282,740       2,427     (2,427)         --        --              --
FRACTIONAL SHARES PAID IN CASH IN
 CONJUNCTION WITH THE THREE-FOR-TWO
 STOCK SPLIT ...............................        (52)          --          --         (2)         --        --              (2)
                                              ---------      -------      ------     ------     -------   -------        --------
BALANCE AT AUGUST 31, 1996 .................  7,327,961      987,820      $7,328     $2,952     $88,002  $(21,448)        $76,834
                                              =========      =======      ======     ======     =======  ========         =======
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


                                                    LINDSAY MANUFACTURING CO. 17

Lindsay Manufacturing Co.

Consolidated Balance Sheets

($ in thousands, except par values)                                                  At August 31,
----------------------------------------------------------------------------------------------------
                                                                                    1996       1995
----------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents ............................................          $ 2,362    $ 4,514
  Marketable securities ................................................           23,926     18,792
  Receivables ..........................................................           20,128     10,353
  Inventories ..........................................................            7,800      5,384
  Deferred income taxes ................................................            3,369      2,804
  Other current assets .................................................              270      1,891
                                                                                  -------    -------
    Total current assets ...............................................           57,855     43,738
Long-term marketable securities ........................................           28,146     34,003
Property, plant and equipment, net .....................................            9,691      7,164
Other noncurrent assets ................................................            1,131      1,155
                                                                                  -------    -------
Total assets ...........................................................          $96,823    $86,060
                                                                                  =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade ..............................................          $ 5,915    $ 4,295
  Other current liabilities ............................................           12,782     11,636
                                                                                  -------    -------
    Total current liabilities ..........................................           18,697     15,931
Other noncurrent liabilities ...........................................            1,292      1,386
                                                                                  -------    -------
Total liabilities ......................................................           19,989     17,317
                                                                                  -------    -------

Contingencies

Stockholders' equity:
  Preferred stock, ($1 par value, 2,000,000 shares authorized, no shares issued and outstanding in 1996 and 1995)
  Common stock, ($1 par value, 10,000,000 shares authorized, 7,327,961
    and 4,842,805 shares issued in 1996 and 1995) ......................            7,328      4,843
  Capital in excess of stated value ....................................            2,952      4,412
  Retained earnings ....................................................           88,002     72,447
  Less treasury stock, (at cost, 987,820 shares in 1996 and
    474,880 shares in 1995) ............................................          (21,448)   (12,959)
                                                                                  -------    -------
Total stockholders' equity .............................................           76,834     68,743
                                                                                  -------    -------
Total liabilities and stockholders' equity .............................          $96,823    $86,060
                                                                                  =======    =======


The accompanying notes are an integral part of the financial statements.




18 LINDSAY MANUFACTURING CO.

Lindsay Manufacturing Co.

Consolidated Statements of Cash Flows


($ in thousands)                                                                 Years ended August 31,
-----------------------------------------------------------------------------------------------------------
                                                                              1996         1995       1994
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings .........................................................  $16,518     $11,704     $11,892
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation .........................................................    1,486       1,254       1,234
  Amortization of marketable securities premiums, net ..................      325         390         300
  (Gain) loss on sale of fixed assets ..................................      (83)       (101)          4
  Loss on sale of marketable securities held-to-maturity ...............        0           2           0
  Gain on maturities of marketable securities held-to-maturity .........      (14)          0           0
  Gain on sale of marketable securities available-for-sale .............       (8)          0           0
  Provision for uncollectible accounts receivable ......................      150          60          60
  Deferred income taxes ................................................     (565)        739        (128)
  Cumulative effect of change in accounting for income taxes ...........        0           0        (659)
  Stock option tax benefits ............................................       35          21          79
Changes in assets and liabilities:
  Receivables ..........................................................   (9,925)        667       3,550
  Inventories ..........................................................   (2,416)        864      (1,621)
  Other current assets .................................................    1,621         (20)          4
  Accounts payable .....................................................    1,620           7      (3,444)
  Other current liabilities ............................................    1,808      (3,192)     (1,229)
  Current taxes payable ................................................     (662)        131         (13)
  Other noncurrent assets and liabilities ..............................      (70)        (55)        (50)
                                                                          -------    --------    --------
Net cash flows provided by operating activities ........................    9,820      12,471       9,979
                                                                          -------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property, plant and equipment ...........................   (4,038)     (2,840)     (1,309)
  Proceeds from sale of property, plant and equipment ..................      108         119          55
  Purchases of marketable securities ...................................        0           0     (23,450)
  Proceeds from sale and maturities of marketable securities ...........        0           0      13,807
  Purchases of marketable securities held-to-maturity ..................  (19,880)    (10,260)          0
  Proceeds from sale of marketable securities held-to-maturity .........        0       2,998           0
  Proceeds from maturities of marketable securities held-to-maturity ...   16,775       7,630           0
  Purchases of marketable securities available-for-sale ................        0      (2,500)          0
  Proceeds from sale of marketable securities available-for-sale .......    3,525       3,500           0
  Proceeds from maturities of marketable securities available-for-sale..        0       2,750           0
                                                                          -------    --------    --------
  Net cash flows provided by (used in) investing activities ............   (3,510)      1,397     (10,897)
                                                                          -------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock under stock option plan .......      992         574         629
  Three-for-two stock split fractional shares paid in cash .............       (2)          0           0
  Dividends paid .......................................................     (963)          0           0
  Purchases of treasury stock ..........................................   (8,489)    (11,640)          0
                                                                          -------    --------    --------
  Net cash flows provided by (used in) financing activities ............   (8,462)    (11,066)        629
                                                                          -------    --------    --------

  Net increase (decrease) in cash and cash equivalents .................   (2,152)      2,802        (289)
  Cash and cash equivalents, prior year ................................    4,514       1,712       2,001
                                                                          -------    --------    --------
  Cash and cash equivalents, current year ..............................  $ 2,362    $  4,514    $  1,712
                                                                          =======    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid ....................................................  $ 8,649    $  4,608    $  5,647
  Interest paid ........................................................  $    91    $      8    $      1

-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                                    LINDSAY MANUFACTURING CO. 19

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

(3) INCOME TAXES
The Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109. This new standard requires that a deferred tax be recorded to reflect the tax expense (benefit) resulting from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. As permitted under the new rules, prior years' financial statements have not been restated. This standard was adopted September 1, 1993, using the cumulative catch-up method and increased the first quarter ended November 30, 1993 earnings by $659,000 or $0.09 per share. Management does not believe there are uncertainties surrounding realization of the net deferred tax asset.

(4) WARRANTY COSTS
Cost of operating revenues included warranty costs of $1,073,000, $538,000 and $344,000 for the years ended August 31, 1996, 1995 and 1994, respectively. Provision for the estimated warranty costs is made in the period in which such costs become probable and is periodically adjusted to reflect actual experience.

(5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND
LONG-TERM MARKETABLE SECURITIES
Cash equivalents are included at cost, which approximates market. At August 31, 1996, Lindsay's cash equivalents were held primarily by one financial institution. Marketable securities and long-term marketable securities are categorized as held-to-maturity or available-for-sale. Investments in the held-to-maturity category are carried at amortized cost. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses as a separate component of stockholders' equity. Lindsay considers all highly liquid investments with original maturities of three months or less to be cash equivalents, while those having maturities in excess of three months are classified as marketable securities or as long-term marketable securities when maturities are in excess of one year. Marketable securities and long-term marketable securities consist of investment-grade municipal bonds.
     Lindsay adopted Statement of Financial Accounting Standards (SFAS) 115 "Accounting For Certain Investments in Debt and Equity Securities" September 1, 1994. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. At September 1, 1994 and the quarter ended November 30, 1994, all investments in debt securities were classified as held-to-maturity and carried at amortized cost. The impact of adopting SFAS 115 resulted in no effect to stockholders' equity or earnings.
     During the quarter ended February 28, 1995, Lindsay's board authorized the repurchase of an additional 750,000 shares of its common stock. Large blocks of shares became available in the second quarter and were repurchased partially with the proceeds of the sale of securities maturing June 15, 1995 and September 1, 1995 from the held-to-maturity portfolio. The total amortized cost, realized gain and realized loss for sales from securities classified as held-to-maturity were $3,000,000, $1,500 and $3,750. In order to provide flexibility for future repurchases of its common stock, Lindsay transferred securities maturing July 1, 1995 from the held-to-maturity classification to the available-for-sale classification. The total amortized cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value for the transfer were $3,749,000, $4,000, $2,000 and $3,751,000 respectively. Lindsay anticipates that future purchases of its common stock will be funded out of cash equivalents, available-for-sale securities and cash flow from operations.
     On November 15, 1995 the Financial Accounting Standards Board Staff issued a special report on statement 115 "Accounting for Certain Investments in Debt and Equity Securities" that includes special transition provisions for the one-time reassessment and reclassification of securities from the held-to-maturity category during the period November 15, 1995 to December 31, 1995. Lindsay transferred securities maturing July 1, 1996 and August 1, 1996 from the held-to-maturity classification to the available-for-sale classification on December 20, 1995. The total amortized cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value for the securities transferred are $3,518,687, $8,233, $0.0 and $3,526,920, respectively.
     There are no investments in the available-for-sale category included in Marketable securities at August 31, 1996.
     Investments in the held-to-maturity category are included in Marketable securities ($23,926,000) and Long-term marketable securities ($28,146,000). The total amortized cost, gross unrealized holding gains, gross unrealized holding losses, and aggregate fair value for held-to-maturity securities are $52,072,000, $198,000, $39,000 and $52,231,000, respectively. In the held-to-maturity category, $23,926,000 in securities mature within one year and $28,146,000 have maturities ranging from one to four and one-fourth years.

(6) INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all inventories.

(7) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. The Company's policy is to capitalize expenditures for major renewals and betterments and to charge to operating expenses the cost of current maintenance and


20 LINDSAY MANUFACTURING CO.

repairs. Provisions for depreciation have been computed principally on the straight-line method for buildings and equipment. Rates used for depreciation are based principally on the following expected lives: buildings - 20 to 30 years; equipment - three to 10 years; other - two to 20 years; and leasehold improvements - term of lease.
     The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. The resultant gain or loss is included in current operating results.

(8) EXPORT SALES
Revenues included export sales of $19,736,000, $11,098,000 and $15,438,000 for the years ended August 31, 1996, 1995 and 1994, respectively. Sales to Saudi Arabia approximated 0%, 10% and 52% of export sales for the years ended August 31, 1996, 1995 and 1994, respectively. Lindsay's export sales are all in U.S. dollars and are essentially all shipped against prepayments or backed by irrevocable letters of credit which are confirmed by U.S. banks or other secured means.

(9) EARNINGS PER SHARE
Primary earnings per share are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 6,767,252, 7,081,473 and 7,296,759 for the years ended August 31, 1996, 1995 and 1994. The difference between shares for primary and fully diluted earnings per share was not significant in any period.

(10) STOCK SPLIT
On January 29, 1996, the Board of Directors declared a three-for-two split of Lindsay's common stock effective February 22, 1996, to stockholders of record on February 7, 1996. Accordingly, the average number of shares outstanding, per share information and stock option data have been adjusted to reflect the stock split.

(11) USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. NON-OPERATING ITEMS

-----------------------------------------------------------------------------
                                               For the years ended August 31,
                                               ------------------------------
    $ in thousands                              1996        1995        1994
-----------------------------------------------------------------------------
Other income, net:
Royalty income .......................     $    0        $272        $132
Gain (loss) on sales of fixed assets..         83         101          (4)
State economic development
  tax credits ........................      1,433           0           0
Finance charges ......................         77          45         137
All other, net .......................         27          20          46
----------------------------------------------------------------------------
Total other income, net ..............     $1,620        $438        $311
============================================================================


C. INCOME TAX PROVISION

---------------------------------------------------------------------
                                     For the years ended August 31,
                                   ----------------------------------
$ in thousands                      1996        1995        1994
---------------------------------------------------------------------
Current taxes ...............      $7,987      $4,643      $5,661
Deferred taxes ..............        (565)        739        (128)
---------------------------------------------------------------------
Total income tax provision ..      $7,422      $5,382      $5,533
=====================================================================


Total tax provisions resulted in effective tax rates differing from that of the statutory federal income tax rates. The reasons for these differences are:

-----------------------------------------------------------------------------
                                     For the years ended August 31,
                              -----------------------------------------------
                                  1996            1995            1994
-----------------------------------------------------------------------------
$ in thousands                 Amount    %   Amount      %    Amount     %
-----------------------------------------------------------------------------
U.S. statutory rate ........  $8,379    35.0  $5,860    34.3  $5,734   34.2
State and local taxes ......     157     0.7     594     3.5     619    3.7
Qualified export activity ..    (195)   (0.8)    (86)   (0.5)    (81)  (0.5)
Municipal bonds ............    (793)   (3.3)   (822)   (4.8)   (740)  (4.4)
Other ......................    (126)   (0.6)   (164)   (1.0)      1    0.0
-----------------------------------------------------------------------------
Total ......................  $7,422    31.0  $5,382    31.5  $5,533   33.0
=============================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

-------------------------------------------------------------------------------
                                               For the years ended August 31,
                                             ----------------------------------
$ in thousands                                    1996            1995
-------------------------------------------------------------------------------
Book depreciation in excess of tax .........    $   89          $   79
Employee benefits ..........................     1,412           1,159
Inventory adjustments ......................       158             137
Changes in accruals not currently deductible
  for taxes ................................     1,710           1,429
-------------------------------------------------------------------------------
Net deferred tax assets ....................    $3,369          $2,804
===============================================================================


D. RECEIVABLES

---------------------------------------------------------
                                            August 31,
                                         ----------------
$ in thousands                             1996     1995
---------------------------------------------------------
Trade accounts and notes ..............  $20,851  $10,926
Less allowance for doubtful accounts ..      723      573
---------------------------------------------------------
Net receivables .......................  $20,128  $10,353
=========================================================


E. INVENTORIES

--------------------------------------------------------------
                                               August 31,
                                         ---------------------
$ in thousands                             1996        1995
--------------------------------------------------------------
First-in, first-out (FIFO) inventory ..  $12,060      $9,626
LIFO reserves .........................   (3,570)     (3,570)
Obsolescence reserve ..................     (690)       (672)
--------------------------------------------------------------
Total Inventories .....................   $7,800      $5,384
==============================================================




                                                    LINDSAY MANUFACTURING CO. 21

The estimated percentage distribution between major classes of inventory before reserves is as follows:

-------------------------------------------
                                August 31,
                              -------------
                               1996   1995
-------------------------------------------
Raw materials ..............    16%    21%
Work in process ............     8%     7%
Purchased parts ............    32%    28%
Finished goods .............    44%    44%
===========================================


F. PROPERTY, PLANT & EQUIPMENT

--------------------------------------------------------
                                           August 31,
                                      ------------------
$ in thousands                           1996     1995
--------------------------------------------------------
Land ................................  $    70  $    66
Buildings ...........................    4,756    4,345
Equipment ...........................   22,563   18,944
Other ...............................    1,859    2,337
--------------------------------------------------------
                                        29,248   25,692
Less accumulated depreciation .......   19,557   18,528
--------------------------------------------------------
Property, plant and equipment, net ..  $ 9,691  $ 7,164
========================================================


G. OTHER CURRENT LIABILITIES

---------------------------------------------------------------
                                                  August 31,
                                             ------------------
$ in thousands                                  1996      1995
---------------------------------------------------------------
Current state and federal income taxes .....  $   707  $ 1,369
Payroll and vacation .......................    3,150    2,633
Retirement plans ...........................    1,442    1,203
Taxes, other than income ...................      209      209
Insurance ..................................    1,557    1,632
Dealer service, commission and related items    2,913      977
Export freight .............................      237      153
Warranty ...................................      580      122
Legal settlements ..........................      300      300
Environmental ..............................      322    1,914
Other ......................................    1,365    1,124
---------------------------------------------------------------
Total other current liabilities ............  $12,782  $11,636
===============================================================


Environmental liabilities at August 31, 1996, reflect a $1.8 million reclassification of a contra asset of an insurance recovery included in other current assets.

H. CONTINGENCIES
The Company and its subsidiaries are defendants in various legal actions arising in the course of their business activities. During fiscal 1996, Lindsay substantially completed certain environmental remediation efforts at its manufacturing facility. Lindsay believes that its insurer should cover the costs of remediation. The insurer reduced its reimbursement of remediation costs in early 1990. In late 1990, Lindsay filed suit against the insurer. The insurer completely stopped reimbursement of remediation costs in 1991 and in 1992, the insurer filed a counterclaim against Lindsay for previously reimbursed remediation costs. In December 1995, the court dismissed Lindsay's suit against the insurer and entered a judgment in the amount of $2.4 million in favor of the insurer for which the Company has not made a provision.Lindsay is in the process of appealing the dismissal of its case against the insurer and the judgment against Lindsay. In the opinion of management, an unfavorable outcome with respect to any or all of these matters will not result in a material adverse effect on Lindsay's consolidated finanical position, results of operations or cash flows.

I. RETIREMENT PLANS
During 1996, Lindsay adopted an amended and restated defined contribution profit-sharing plan to include a 401(k) provision covering all employees. Participants may voluntarily contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a matching contribution by Lindsay. Additionally the plan provides for Lindsay to contribute a discretionary amount when warranted by results of operations. The contribution is allocated to participants based upon their respective percentage of wages to total wages of all participants in the plan. Lindsay's total contributions charged to expense under this plan was $750,000 for each of the years ended August 1996, 1995 and 1994.
     A supplementary non-qualified, non-funded retirement plan for certain key executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA.
     Cost and the assumptions for the Company's supplemental retirement plan includes the following components:


---------------------------------------------------------------------------
                                             For the years ended August 31,
                                             ------------------------------
$ in thousands                                 1996      1995     1994
---------------------------------------------------------------------------
Service cost ............................     $   69    $   66    $  61
Interest cost ...........................        101       100       88
Net amortization and deferral ...........         69        69       69
---------------------------------------------------------------------------
Net cost ................................     $  239    $  235    $ 218
---------------------------------------------------------------------------
Discount rate ...........................       7.00%     7.00%    7.75%
Assumed rates of compensation increases         3.50%     3.50%    3.50%
===========================================================================


        The funded status and the amounts recognized in the Company's consolidated balance sheet are as follows:

-------------------------------------------------------------------------------
                                                            August 31,
                                                  -----------------------------
$ in thousands                                      1996       1995       1994
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations
 Vested benefit obligation ...................       $1,021   $  950     $  701
 Non-vested benefit obligation ...............          123      108        119
 Accumulated benefit obligation ..............        1,144    1,058        820
Projected benefit obligation .................        1,612    1,438      1,282
Fair value of plan assets ....................            0        0          0
Unrecognized net gain (loss) .................            6       10          0
Unrecognized prior year service cost .........            0        0          0
Unrecognized net obligation/(asset) at
 transition ..................................          926      995      1,064
Adjustment to recognize minimum liability ....          452      605        602
Liability recognized in the consolidated
 balance sheet ...............................       $1,144   $1,058     $  820
===============================================================================


22 LINDSAY MANUFACTURING CO.

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

--------------------------------------------------------------------------------
    1988 Plan:                                 Number of Shares   Average Price
--------------------------------------------------------------------------------
    Outstanding at August 31, 1993 ..........        369,975          $6.60
       Exercised ............................        (31,924)          6.07
    Outstanding at August 31, 1994 ..........        338,051           6.65
    Exercisable at August 31, 1994 ..........        236,801           6.69
    Available for grant at August 31, 1994 ..        103,599

    Outstanding at August 31, 1994 ..........        338,051           6.65
       Exercised ............................         (9,210)          7.44
    Outstanding at August 31, 1995 ..........        328,841           6.63
    Exercisable at August 31, 1995 ..........        278,216           6.64
    Available for grant at August 31, 1995 ..         56,915

    Outstanding at August 31, 1995 ..........        328,841           6.63
       Exercised ............................        (25,485)          6.44
       Cancelled ............................         (1,125)          6.56
    Outstanding at August 31, 1996 ..........        302,231           6.65
    Exercisable at August 31, 1996 ..........        302,231          $6.65
    Available for grant at August 31, 1996 ..         37,858
================================================================================


In February 1992, the shareholders approved the 1991 Long-Term Incentive Plan (1991 Plan) which is similar in most material respects to the 1988 Plan. Additionally, the 1991 Plan provides for non-qualified stock options to directors who are not officers or employees of the Company or its subsidiaries.

--------------------------------------------------------------------------------
    1991 Plan:                                Number of Shares    Average Price
--------------------------------------------------------------------------------
    Officers, Directors and Key Employees:
    Outstanding at August 31, 1993 ..........        168,000         $19.85
       Granted ..............................         46,500          20.70
       Exercised ............................        (28,800)         20.48
    Outstanding at August 31, 1994 ..........        185,700          19.97
    Exercisable at August 31, 1994 ..........         62,250          19.33
    Available for grant at August 31, 1994 ..        384,355

    Outstanding at August 31, 1994 ..........        185,700          19.97
       Granted ..............................         93,000          19.08
       Exercised ............................        (28,500)         19.66
    Outstanding at August 31, 1995 ..........        250,200          19.67
    Exercisable at August 31, 1995 ..........        100,050          19.55
    Available for grant at August 31, 1995 ..        277,500

    Outstanding at August 31, 1995 ..........        250,200          19.67
       Granted ..............................         48,750          24.88
       Exercised ............................        (49,613)         23.77
       Cancelled ............................        (15,000)         21.17
    Outstanding at August 31, 1996 ..........        234,337          19.79
    Exercisable at August 31, 1996 ..........        132,037         $19.52
    Available for grant at August 31, 1996 ..        228,750
================================================================================



In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and transactions in which goods or services are the consideration received for the issuance of equity instruments. This statement requires that an employer's financial statements include certain disclosures about stock-based employee compensation regardless of the method used to account for them. Adoption is required for fiscal years, beginning after December 15, 1995, Lindsay's fiscal 1997. Lindsay expects to continue its accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

K. INDUSTRY SEGMENT INFORMATION

--------------------------------------------------------------------------------
                                               For the years ended August 31,
                                            ------------------------------------
  $ in millions                                   1996        1995        1994
--------------------------------------------------------------------------------
  Operating revenues:
   Irrigation ............................      $115.9      $ 88.8      $ 94.3
   Diversified products ..................        20.3        23.0        18.4
------------------------------------------------------------------------------
  Total operating revenues ...............      $136.2      $111.8      $112.7
------------------------------------------------------------------------------
  Operating earnings:
   Irrigation ............................      $ 24.0      $ 16.4      $ 17.2
   Diversified products ..................         4.2         5.2         4.2
------------------------------------------------------------------------------
  Segment operating earnings .............        28.2        21.6        21.4
  Unallocated general & administrative and
   engineering & research expenses .......        (8.8)       (7.7)       (7.2)
  Interest and other income, net .........         4.5         3.2         2.6
------------------------------------------------------------------------------
  Earnings before income taxes ...........      $ 23.9      $ 17.1      $ 16.8
------------------------------------------------------------------------------
  Identifiable assets:
   Irrigation ............................      $ 32.1      $ 18.8      $ 19.6
   Diversified products ..................         4.9         5.2         4.2
   Corporate .............................        59.8        62.1        64.6
------------------------------------------------------------------------------
  Total identifiable assets ..............      $ 96.8      $ 86.1      $ 88.4
==============================================================================

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

                                                    LINDSAY MANUFACTURING CO. 23

                                   DIRECTORS

HOWARD G. BUFFETT
Director since 1995
Chairman of the Board, The GSI Group;
Director: The GSI Group; Berkshire Hathaway, Inc.;
Coca-Cola Enterprises, Inc.

JOHN W. CROGHAN
Director since 1989
Chairman, Lincoln Capital Management Company;
Director: St. Paul Federal Bancorp for Savings Inc.

J. DAVID DUNN
Director since 1988
President, The Dunn Group, LLC

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




24 LINDSAY MANUFACTURING CO.

INVESTOR INFORMATION

ANNUAL MEETING
All shareholders are invited to attend our annual meeting, which will be held on February 7, 1997 at 1:30 p.m. at The Cornhusker Hotel 333 South 13th Street, Lincoln, Nebraska. We look forward to meeting shareholders and answering questions at the meeting. Any shareholder who will be unable to attend is encouraged to send questions and comments, in writing, to Gary D. Parker, President, Chief Executive Officer and Chairman of the Board, at Lindsay's corporate offices.

QUARTERLY CALENDAR
The Company operates on a fiscal year ending August 31. Fiscal 1997 quarter-end dates are November 30, 1996, February 28, 1997, May 31, 1997 and August 31, 1997. Quarterly earnings are announced approximately three to five weeks after the end of each quarter and audited results are announced four to six weeks after year end.

FORM 10-K
Shareholders who wish to obtain, free of charge, a copy of Lindsay Manufacturing Co.'s annual report on Form 10-K for the year ended August 31, 1996, as filed with the Securities and Exchange Commission, may do so by writing Bruce C. Karsk, Vice President-Finance, Treasurer and Secretary, at Lindsay's corporate offices.

TRANSFER AGENT AND REGISTRAR
First National Bank of Omaha
One First National Center
Omaha, NE 68102-1596
(402) 341-0500

RESEARCH REPORTS ISSUED BY
Robert W. Baird & Co. Inc.
Barrington Research Associates
George K. Baum & Company
Dain Bosworth Incorporated
Fahnestock & Co. Inc.
Mesirow Financial, Inc.
Select Equity Group Research
Standard and Poors
Value Line Investment Survey

STOCK MARKET INFORMATION
Lindsay common stock is traded on the Nasdaq National Market under the ticker symbol LINZ. Stock price quotations are printed daily in major newspapers.
     As of August 31, 1996, there were 6,340,141 shares of common stock outstanding, held by approximately 250 shareholders of record and an estimated 2,500 shareholders for whom securities firms acted as nominees.

     As of August 31, 1996, the following securities firms indicated they were maintaining an inventory of Lindsay common stock and acting as market makers:
   Robert W. Baird & Co. Inc.
   George K. Baum & Company
   Herzog, Heine, Geduld, Inc.
   Jefferies & Company, Inc.
   Merrill Lynch, Pierce, Fenner & Smith Inc.
   Mayer & Schweitzer Inc.

CONCERNING FORWARD LOOKING STATEMENTS
This Annual Report, including the President's letter, Management's Discussion and Analysis and other sections, contains forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward looking statements include the information concerning possible or assumed future results of operations of our Company and those statements preceded by, followed by or include the words "future", "position", "anticipate(s)", "expect", "believe(s)", "see", "plan", "further improve", "outlook", "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements; availability of and price of raw materials, product pricing, competitive environment and related domestic and international market conditions, operating efficiencies and actions of domestic and foreign governments. Any changes in such factors could result in significantly different results.

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

[LINDSAY LOGO]
LINDSAY MANUFACTURING CO.
East Highway 91
Lindsay, Nebraska 68644
(402) 428-2131