Form 10-K, Exhibit 13
period 1997-08-31
LINDSAY MANUFACTURING CO
filed 1997-11-26
CIK 836157

                                                     EXHIBIT 13  /
                                                                /
1997                                                           /
--------------------------------------------------------      /
ANNUAL REPORT                                                /
                                                            /
                                                           /
                                                          /
                                                         /
                                                        /   PHOTO OF A ZIMMATIC
                                                       /        CENTER PIVOT
                                                      /
                                                     /
                                                    /
                                                   /
                                                  /
                                                  ------------------------------
--------------------------------------------------------------------------------


PHOTOS OF CORN, VEGETABLES, WHEAT, COTTON, POTATOES, HAY, PEANUTS AND SOYBEANS


--------------------------------------------------------------------------------










Leadership and Strength You Can Depend on Today and Tomorrow
-------------------------------------------------------------|
                                                             |
                                                             |
                                                             |
                                                  LINDSAY MANUFACTURING CO.

                           LINDSAY MANUFACTURING CO.



                             ********************
                             *  PHOTO OF WHEAT  *
                             *                  *
                             ********************


         Leadership and Strength you can depend on Today and Tomorrow


As a leading domestic manufacturer and the number-one exporter of center pivot and lateral move irrigation systems, Lindsay Manufacturing Co. is capitalizing on a healthy agricultural economy, favorable farm legislation and lower prevailing interest rates to achieve strong operating results. Fiscal 1997 performance was highlighted by the Company exceeding each of its long-term financial goals. Moreover, Lindsay has demonstrated consistent financial performance. Since the Company's initial public offering in October 1988, shareholders have received a return on original investment of more than 2,350 percent. During the same period, the Standard & Poor's 500 Index, including dividends, has returned approximately 357 percent.


                                                     Fiscal  Fiscal
                                                      Year    Year  5-year
                                             Goal     1997    1996  Average
-----------------------------------------------------------------------------
Annual Sales Growth.........................  5-10%   16.2%   21.8%  11.6%
Gross Margin................................ 22-24%   25.8%   24.0%  24.0%
Operating Margin............................ 10-13%   16.7%   14.2%  14.0%
Return on Beginning Equity.................. 20-25%   26.1%   24.0%  22.6%

     Even more compelling than Lindsay's track record of results, are the Company's prospects for future success. Over the next 40 years, the world's farmers will be challenged to produce enough food to feed as many as 10 billion people--approximately twice today's population. And, they will need to do it on roughly the same amount of farmland as today, but using less water, fertilizer and pesticides. As a leading manufacturer of one of the only pieces of capital equipment that can increase yields through higher crop production, Lindsay is in prime position to benefit from these powerful market forces--both in the North American market and in the Company's export markets.
     Worldwide demand for agricultural products also bodes well for Lindsay's Diversified Products segment, through which the Company produces large diameter steel tubing and provides outsourced manufacturing services for a customer base that includes several leading farm equipment manufacturers.
     Management's commitment to maximizing shareholder value doesn't stop with strong operating performance, as evidenced by the Company's cash dividend, history of stock splits and share repurchase program. During fiscal 1997, Lindsay declared its fourth three-for-two stock split in seven years and repurchased 312,300 shares (split-adjusted) of its stock. Additionally, on October 21, 1997, the Company moved to the New York Stock Exchange.
     The Company's unleveraged balance sheet and strong cash position provide the means for management to continue to transform growth opportunities into shareholder value. To maintain its leadership position, Lindsay will continue to execute the Company's proven growth strategy, which entails:

* increasing North American market share, primarily at the expense of second-tier players;

* expanding Lindsay's presence in current and developing export markets by adapting the Company's products and marketing to local customs, growing conditions and agricultural policies;

* building diversified products revenue to 25 percent of total sales from the 17 percent attained in fiscal 1997; and

* identifying and executing selective acquisitions that would be accretive in the long-term and provide a proprietary product utilizing Lindsay's manufacturing expertise.


TABLE OF CONTENTS
Letter to Shareholders................................2
Operations Review.....................................6
Selected Financial Data and Analysis.................12
Financial Statements.................................17
Notes................................................20
Directors and Officers...............................24
Investor Information..................Inside Back Cover

                               1997 Annual Report


                              FINANCIAL HIGHLIGHTS
                              ====================

($ in thousands, except per share amounts)
====================================================================================================
                                                                     1997        1996     % Change
----------------------------------------------------------------------------------------------------
INCOME DATA
for the fiscal years ended August 31
    Operating revenues..........................................   $ 158,327  $  136,233     16.2%
    Gross profit................................................      40,920      32,747      25.0
    Operating expenses..........................................      14,444      13,363       8.1
    Operating income............................................      26,476      19,384      36.6
    Interest and other income, net..............................       3,453       4,556     (24.2)
    Pre-tax earnings............................................      29,929      23,940      25.0
    Net earnings................................................   $  20,052  $   16,518      21.4
    Weighted average common and common equivalent shares........   9,986,397  10,150,878     (1.6%)

BALANCE SHEET DATA
at August 31
    Current assets..............................................   $  49,827  $   57,855     (13.9%)
    Total assets................................................     107,983      96,823      11.5
    Current liabilities.........................................      19,479      18,697       4.2
    Stockholders' equity........................................   $  86,968  $   76,834      13.2%

PER SHARE DATA
    Net earnings................................................   $    2.01  $     1.63      23.3%
    Book value..................................................   $    9.24  $     8.08      14.4%

PERFORMANCE RATIOS
    Operating margin............................................       16.7%       14.2%
    Net margin..................................................       12.7%       12.1%
    Return on beginning equity..................................       26.1%       24.0%
====================================================================================================


                               BAR CHARTS GRAPHS

   REVENUES                       NET MARGIN             NET EARNINGS PER SHARE
($ in millions)                  (Percentage)                  (Dollars)

                                                                  Net Earnings
Year    Revenues              Year    Net Margin          Year     Per Share

1989      92.6                1989       8.0              1989        0.70
1990     102.7                1990       8.2              1990        0.80
1991      98.7                1991       9.0              1991        0.85
1992     108.9                1992      10.1              1992        1.01
1993     102.1                1993      10.5              1993        0.98
1994     112.7                1994      10.6              1994        1.03
1995     111.8                1995      10.5              1995        1.10
1996     136.2                1996      12.1              1996        1.63
1997     158.3                1997      12.7              1997        2.01

Since 1989, revenues have  Strong operating efficiencies  Earnings per share
increased 71.0% from $92.6 have allowed the Company to    have risen 187% from
million to $158.3 million  increase net margin from 8%    $0.70 in 1989 to
in 1997.                   in 1989 to 12.7% in 1997.      $2.01 in 1997.

                             LINDSAY MANUFACTURING CO.
                              *                   *
                              *  PHOTO OF COTTON  *
                              *                   *
                              *                   *
                             DEAR FELLOW SHAREHOLDERS:
                             =========================
                              *********************


Leadership and strength you can depend on today and tomorrow. It's the slogan for Lindsay's Zimmatic irrigation systems, but it applies to more than our products. Lindsay is a market leader and we have positioned ourselves for continued strength and leadership through ongoing investment in our products, our dealer network and our operations. It is with pleasure and gratitude that I share with you Lindsay's operating results for fiscal 1997 and our prospects for future growth arising from the world's need to feed its growing population.
     Fiscal 1997 was another year of strong operating performance for Lindsay Manufacturing Co. Although agricultural commodity pricing was off 1996's record highs, they remained profitable for efficient operators, and farmers continue to be in good financial shape. By continuing to employ our proven growth strategy, Lindsay was able to again capitalize on favorable market conditions. Our success is evidenced by full-year performance having exceeded each of our long-term financial goals.
     Moreover, we continued our efforts to maximize shareholder value beyond operating performance. Last February, we declared Lindsay's fourth three-for-two stock split in seven years and, on October 21, 1997, Lindsay's common stock began trading on the New York Stock Exchange (NYSE) under the symbol LNN. We expect the move to the NYSE to enhance visibility and improve liquidity through more efficient pricing, lower share price volatility and increased trading volume.

REVIEW OF RESULTS--STRENGTH TODAY
Despite challenging comparisons, Lindsay reported higher earnings and revenues for the fiscal year ended August 31, 1997, with each segment contributing to our growth.
     For fiscal 1997, revenues rose 16 percent to $158.3 million from $136.2 million reported in fiscal 1996. Net earnings grew 21 percent to $20.1 million compared with last year's $16.5 million. Earnings per share gained 23 percent, rising to $2.01 from $1.63 a year ago, adjusted for the three-for-two stock split.
     At 16 percent, Lindsay's consolidated revenue growth rate exceeded our average annual target of 5 to 10 percent and was in line with expectations of the lower end of a 15- to 20-percent range. As anticipated, each segment contributed to that growth.
     North American irrigation equipment revenues were up 8 percent year-over-year having benefited from the favorable agricultural cycle as well as from farmers' perennial need to conserve water, energy and labor while stabilizing or improving yields. Export irrigation achieved another strong showing, posting revenue growth of 41 percent compounding fiscal 1996's 79 percent gain. At 32 percent, growth in diversified products revenue was stronger than expected, with both large diameter steel tubing and outsource manufacturing services experiencing gains. Revenues from each of Lindsay's three principal outsource manufacturing customers were up, led by Deere & Company.
     We began fiscal 1998 with a 6 percent increase in our order backlog, which was $27.3 million versus $25.7 million posted a year ago, and cash and marketable securities totaling $62.1 million. At fiscal year-end, shareholders' equity stood at $87.0 million, or $9.24 per share, up from $76.8 million, or $8.08 per share, on a post-split basis. Management's effective utilization of your capital was highlighted by our 26.1 percent return on beginning equity, an increase over the 24.0 percent achieved a year ago and above our 20- to 25-percent goal.
     Lindsay used approximately $9.9 million of our balance sheet cash to repurchase 312,300 shares (split adjusted) in fiscal 1997, bringing the total number of shares repurchased during the past three years to 1.6 million (split adjusted) at a total cost of $30.0 million. We intend to continue to buy back stock during fiscal 1998 and have authorization to repurchase approximately one million additional shares.

                      [FY97 BUSINESS SEGMENTS PIE CHART]


           Domestic         Export         Diversified
          Irrigation      Irrigation      Manufacturing      Other
              63%             18%               17%            2%

Each of Lindsay's three business segments contributed to fiscal 1997's record revenue, and, more importantly, each has continued long-term growth potential.

CAPITALIZING ON GLOBAL DYNAMICS--

As beneficial as the healthy North American farm economy has been for our Company in recent years, our most compelling demand drivers are global and long-term. Since 1960, the world's population has doubled, growing to approximately six billion people. During that same period, the world's farmers tripled food production without expanding cultivated acreage. Roughly the same
5.8 million square

                              1997 Annual Report


      As a leading domestic manufacturer and the number-one exporter of one of the only pieces of capital equipment that increases yields through higher crop production, Lindsay is well positioned to benefit from global dynamics.


                         ****************************
                         *                          *
                         *  PHOTO OF GARY PARKER    *
                         *                          *
                         *                          *
                         *                          *
                         ****************************
                         Gary D. Parker
                         Chairman, President and
                         Chief Executive Officer

miles that were used to feed three billion people 40 years ago, now feed six billion and--most important--will be relied on to feed as many as 10 billion 40 years from now. This growing demand for food will challenge farmers to maximize yields on every acre of their land.
     At the same time, conservation and environmental concerns increasingly press farmers to reduce water usage and chemical inputs. Today, over 60 percent of the earth's fresh water is used for agriculture, and it is frequently provided without volume restrictions at below-market rates or even free of charge. Given demands placed on water supplies by a growing population and rapid economic expansion, I question whether that luxury will continue.
     As a leading domestic manufacturer and the number-one exporter of one of the only pieces of capital equipment that increases yields through higher crop production, Lindsay is well positioned to benefit from these global dynamics. To capitalize on both present and future opportunities, Lindsay continually invests in: 1.) our products--to provide farmers with both superior reliability and leading-edge technology, 2.) our dealer network--to help ensure first-rate sales and service worldwide, and 3.) our manufacturing facility--to optimize manufacturing efficiency and capacity and maximize margins.

SUPERIOR PRODUCTS THROUGH TECHNOLOGY LEADERSHIP
At Lindsay, we pride ourselves on being irrigation equipment technology leaders, and we have the track record to prove it. For the past 15 years, Lindsay's Zimmatic center pivot and lateral move irrigation systems have been the most energy efficient in the industry, featuring a unique drive train design that requires up to 40 percent less energy to operate than competing models. We now back our confidence with an extended drive train warranty. At eight years or 8,000 hours, it is the longest in the industry, giving Lindsay a competitive advantage over the typical six-year/6,000-hour warranty.
     We also broke new ground by now offering a 20-year guarantee on our Zimmatics' sprinkler outlets. This unprecedented promise of superior reliability was made possible by our pipeline production automation and is the culmination of a $3.5-million research, development and automation investment. Today, instead of using 30-year-old technology to individually punch a hole then weld a coupling to form each sprinkler position, Lindsay uses a robotic manufacturing cell that we designed to form the outlet and weld other components on the pipe in one automated step. Referred to as the formed outlet process, this innovation not only substantially enhances product uniformity, quality and service life, it also increases manufacturing capacity through greater efficiency.
     In addition to industry-leading reliability, we offer farmers a variety of leading-edge product features that help them save even more time and money. Rather than having to manually adjust each system, farmers can pre-program pivot functions using our Automated Irrigation Management System (AIMS) Advance control panel. Further efficiency is provided by our Remote Monitor Alarm and Control (R-MAC) feature, which enables farmers to monitor and control their Zimmatics remotely from almost any place in the world using a business band radio, cellular or land line phone.
     Most advanced of all is Lindsay's AIMS Telemetry Network. Using it, farmers can program and monitor multiple center pivot systems using their personal computer. In addition, the Network can collect, store and manipulate valuable planting, irrigation and environmental data, making their center pivots a powerful tool for overall farm management, supporting site-specific farming and helping farmers conserve their resources of soil, water, chemicals and labor. As pressure to reduce water usage and chemical inputs mounts, we believe this data collection and reporting feature will become increasingly valuable as more farmers will be required to not only document the amount of water, fertilizers and pesticides they use, but also potentially record where in their fields each was applied.

                           LINDSAY MANUFACTURING CO.



                                        ********************************
                                        *                              *
                                        *                              *
                                        *     PHOTO INSIDE OF          *
                                        *         TECH VAN             *
                                        *                              *
                                        *                              *
                                        *                              *
                                        ********************************
                                       Tech Vans are Lindsay's latest addition
                                       to its dealer-support arsenal.  These
                                       mobile training and simulation units are equipped with each of Zimmatics' advanced technology features to allow for hands-on service training as well as to promote sales of add-ons.


     By staying ahead of the technology curve, we strengthen our leadership position. The adoption of site-specific farming is accelerating as farmers are increasingly drawn to its potential for increasing efficiency and productivity. We believe precision irrigation will become a necessary and integral part of site-specific operations and can envision a future generation of Zimmatics that would be integrated with Global Positioning Systems.
     A recent product innovation offering more immediate benefits is Lindsay's redesigned and newly patented Zimmatic Pendulum Steerable Corner System. Our corner system swings in and out from the outer-most tower of a center pivot, following radio frequency transmissions from underground cable to irrigate the corners of square or rectangular fields or follow irregular boundaries.
Through the addition of corner pivots, farmers maximize the return on their investments in land and equipment by putting more acres into production.

VALUE-ADDED DEALER NETWORK THROUGH SUPPORT AND INNOVATION
Given the increasingly sophisticated nature of farming, it's no surprise that growers today prefer to do business with agri-equipment dealers who are capable of providing, not only full product support, but also advice on integrating irrigation systems into their overall operations for the best possible return on investment. Lindsay has always provided its dealers with a full range of sales and service training, marketing materials and cooperative advertising programs. Additionally, through innovative dealer support and incentive programs we seek to continually upgrade and expand the capabilities of our dealer network.
     Recently, we introduced Tech Vans into our arsenal. Tech Vans are mobile training and simulation units, fully equipped with each of Lindsay's advanced technology features for hands-on learning. Using the Tech Vans, Lindsay personnel assist dealers in getting their service and technical staff up-to-speed on AIMS, R-MAC and other Zimmatic features. Additionally, dealers are encouraged to invite their Zimmatic customers in for instruction on routine system operation, preventive maintenance and other topics designed to help growers fully utilize their Zimmatic systems.
     The Tech Vans also enable customers to simulate the operation and impact of adding an advanced feature to their existing system. Such hands-on exposure helps shorten the sales cycle for add-ons by promoting a greater comfort level with the technology. We are excited about the potential this unique and powerful resource represents. Through continued innovation, we maintain our competitive advantage, help current dealers better sell and service our systems, and expand the capabilities of our dealer network.

EFFICIENT OPERATIONS THROUGH AUTOMATION AND PROCESS IMPROVEMENT
Over the past three years, Lindsay has invested almost $10 million in manufacturing equipment upgrades, automation and process improvements. The results are dramatic. In 1979 it took 500 man-hours to produce a center pivot; in 1997 it took 140. Through continued incremental improvement, we plan to further reduce required man-hours and believe that, with continual focus and investment in automation, we can obtain an additional 15- to 20-percent reduction in the number of man-hours per unit by the year 2000.
     During the past fiscal year alone, we invested $3.8 million in capital improvements. Enhanced efficiency was evident in our fiscal 1997 gross margin, which was 25.8 percent, better than the 24.0 percent margin achieved in fiscal 1996 and above our goal of 22 to 24 percent. Lindsay's operating margin reached 16.7 percent in fiscal 1997, up from 14.2 percent in fiscal 1996 and higher than our goal of 10 to 13 percent.
     Moreover, the investment in robotics and automation helped boost Lindsay's manufacturing capacity by approximately 25 percent, allowing us to more readily meet anticipated fiscal 1998 peak-season demand. Shifting demand management to manufacturing through automation should enable Lindsay to further improve our gross margin as well as our market share.

                              1997 Annual Report


     We expect fiscal 1998 capital expenditures to approximate last year's level. Budgeted investments include completing the integration of new management information system software. This software is a key to achieving continuous operational improvements. It will enhance virtually every aspect of Lindsay's business by providing access to more timely and thorough data, which in turn will facilitate better decisions and planning. More timely information also contributes to more responsive dealer and customer relations. As of this writing, integration is 30 to 40 percent complete; full implementation is expected in the last half of fiscal 1998.

MAINTAINING EXPORT LEADERSHIP
For over a decade, Lindsay has been the leading exporter of center pivot and lateral move irrigation equipment. Our ability to succeed in the international marketplace is a result of carefully selecting our dealers and adeptly adapting our products and marketing to local customs, growing conditions and
agricultural policies.   For instance, we recently developed a high-clearance
version of our Zimmatic system to better address the needs of sugar cane growers in several Latin American and Southern African countries. Other product adaptations include configurations making center pivot irrigation systems more economical for the smaller fields typical of markets in Western Europe.
     Because the need for increased crop yields is global, the export market represents growth potential for Lindsay. As evidence of our commitment to the international market, as well as our belief in its revenue potential, we are reprogramming our AIMS systems and R-MAC feature to work with the metric system and in Spanish, French and German. In addition, we have initiated a process that will lead to ISO 9001 Quality Certification. This designation will further demonstrate that Lindsay adheres to the internationally recognized ISO standards and will be additional testimony to the exceptional quality of our products and operations.
     Another recent development, which is intended to benefit all of Lindsay's constituencies, but especially our international dealers, is the introduction of Lindsay's Website. By logging on to "www.Zimmatic.com," prospective customers from anywhere in the world can research information on Zimmatic equipment prior to visiting their local dealer or supplement information they have received from their local dealer.

OUTLOOK--FUTURE STRENGTH AND SUCCESS
Net farm income is still very healthy, land values remain strong and low interest rates continue to prevail. With the lowest debt to asset ratio since 1962, farmers are relatively liquid and in a position to invest in capital equipment, particularly equipment that will increase productivity and improve operating efficiency. This indirect evidence of a favorable market for Lindsay's irrigation equipment is supported by our North American dealers, who are indicating higher-than-expected rates of pre-season inquiries. We believe we have the product and offer the sales and service support that can turn that interest into revenue.
     We expect continued favorable demand in exports to Mexico and Latin America in fiscal 1998; however, as anticipated, we are beginning to feel the effects of a stronger U.S. dollar relative to Western European and other currencies. To leverage global opportunities while limiting our downside risk, Lindsay's product sales are always in U.S. dollars, so foreign currency translation does not impact our earnings. Rather, pricing may be an issue as our products become more expensive for our international customers. We are currently working with our international dealers to create incentives and programs to continue the progress we have made in these markets.
     We remain confident in the growth potential of our diversified products business; although we expect fiscal 1998 revenue growth to moderate from the 32 percent achieved this past year. By broadening the range of products Lindsay manufactures for our existing OEM customers, we hope to leverage the stronger product demand being experienced by Deere & Company, Caterpillar, Inc., New Holland North America, Inc. and other customers as they too benefit from a healthy farm economy and growing global agricultural demand.
     As promising as our near-term prospects are, Lindsay's long-term outlook is even more so. The world will have to find ways to feed its growing population, using less water, fewer chemicals and the same amount of farmland. Lindsay Manufacturing Co. is a leading domestic manufacturer and the number-one exporter of one of the only pieces of capital equipment that increases yields through higher crop production. We are in prime position to benefit from global dynamics, and we are continually investing in our products, dealer network and operations to maintain our leadership and ensure our future success.
     Dedicated employees, motivated dealers, loyal customers and confident shareholders continue to be the keys to realizing our potential. Once again, we thank each of you for helping to make fiscal 1997 a success and we look forward to working with you to make the most of the opportunities that lie before us.


Sincerely,




Gary D. Parker
Chairman, President and Chief Executive Officer

                           *                      *
                          LINDSAY MANUFACTURING CO.
                           *                      *
                           *                      *
                           *    PHOTO OF CORN     *
                           *                      *
                           *  OPERATIONS REVIEW   *
                          ==========================
                           ************************


                                   [GRAPH]

                              World Population/
                            Land in Ag Production

Year                 World population        Square miles
                       in billions         in Ag Production
                                              in millions

1960                   3.0 billion           5.8  million
1997                   5.9 billion           5.8  million
2040 Projected        10.0 billion           5.8  million

"If we stopped the population today, we'd still have to roughly double the world's farm output over the next 20 to 30 years as we brought all of the consumers in China, India, Indonesia, Brazil, and Nigeria up to twenty-first century living standards."

Hudson Institute
Global Food Quarterly

THE CHALLENGE

- The world population is expected to almost double over the next 40 years, adding another five billion people to feed.

- Economic expansion, particularly in Latin America, China and the rest of Southeast Asia, and Eastern and Central Europe, increases the demand, not just for food, but for better and more diverse diets.

- Yet, the amount of farmland is not projected to increase and, according to some estimates, may even shrink by 1 to 2 percent annually as acreage is lost to industrial and residential use.

- Compounding the situation is a declining per capita water supply. According to a report by the World Bank, projected world population growth will result in a 650 percent rise in the demand for water over the next 30 years. As a consumer of approximately 63 percent of the earth's fresh water supply--only about 45 percent of which is actually used by crops--agricultural use is a prime candidate for conservative measures.

A recipe for global disaster? Probably not, thanks in part to the ability of modern farming techniques to dramatically increase agricultural production. Several yield-enhancing advances will play key roles in feeding the world's growing population, including: seeds genetically engineered to resist insects and disease; farm equipment designed to customize farming based on growing conditions and optimize harvests; improved fertilizers and ag chemicals; and precision irrigation developed to conserve water, energy and labor, while allowing the precise application of chemical inputs.

THE IRRIGATION SOLUTION
According to a report by the World Bank, half the growth in food supply in the past 30 years has come from the expansion of irrigated agriculture. Moreover, an estimated half to two-thirds of future incremental food production will come from irrigated land. The majority of today's irrigated land is irrigated utilizing methods which are water inefficient. However, as water supplies are stretched ever thinner, the preferred methods of irrigation will be those that achieve higher crop yields while using less water. How can farmers increase irrigation yet reduce water use? The answer is through the use of center pivot and lateral move technology.




**************************
*                        *
*  AERIAL PHOTO OF IRRI- *
*   GATED CROP CIRCLES*  *
*                        *
**************************

Each center pivot covers approximately 135 productive acres. In many areas, center pivot irrigation improves crop yields by up to 100% over dry land farming.

                              1997 Annual Report

     Center pivot systems are comprised of sprinklers on spans of large diameter pipe that draw water from a central supply. One center pivot irrigates, on average, 135 acres in a circular pattern. The precise application of water, and optionally chemicals, creates several advantages over the oldest and most common method--traditional "surface," or "flood," irrigation. Center pivot and lateral move systems cut water usage by 40 to 60 percent, use 90 percent less labor and significantly reduce the risk of environmental contamination resulting from chemical leaching and runoff. In addition, center pivot and lateral move irrigation can double the yields realized through dry land farming. Yields are increased through uniform and timely water and chemical application. And, center pivots can be installed on a variety of terrains--an advantage that opens up millions of previously unirrigated acres. Through cost savings and better crop yields, a center pivot system, which has a useful life of 15 to 20 years, can often pay for itself in only four to six years.

LINDSAY --A LEADING SUPPLIER OF THE SOLUTION
As a domestic market leader and the number-one exporter of center pivot and lateral move irrigation systems, Lindsay is poised to benefit from market dynamics arising from the need to feed a growing world population. The Company's Zimmatic irrigation systems are sold worldwide through a network of over 350 independent dealer outlets. Currently, Lindsay and its dealers support systems operating in 86 countries irrigating over 11 million acres.

DOMESTIC MARKET EVOLUTION
While global market dynamics clearly indicate significant export opportunity, perhaps even more compelling is its effect on Lindsay's domestic sales potential. Nowhere are farmers in a better position to incorporate leading-edge farming techniques than in the United States. The U.S., with its exceptional farmland, transportation and production methods, is the world's low-cost producer of many agricultural products. Indeed, U.S. exports of agricultural commodities are expected to grow to $80 billion by 2005 from today's $60 billion.

     Fueling U.S. farming's evolution is ongoing consolidation. While the number of farms has dropped by over 40 percent since the early 1960s, the total acres cultivated has remained roughly constant while total farm output has risen over 50 percent in just the last ten years. The economies of scale inherent in larger operations not only make U.S. agricultural goods more competitive in the world market, but put U.S. growers in a better position to incorporate advanced farming techniques.

                 [NORTH AMERICAN MARKET POTENTIAL PIE CHART]

   400 Million Total      60 Million Total       15 Million Center
   Cultivated Acres       Irrigated Acres        Pivot Irrigated Acres

Conversion of an additional 20% of the 60 million irrigated acres to center pivot irrigation represents approximately $2.5 billion in domestic sales potential.

                   [SOURCE OF CENTER PIVOT SALES PIE CHART]

      Conversion of         Conversion of        Replacement
   Irrigated Land 50%       Dry Land 25%         Market 25%

Replacement sales provide further momentum as half of the over 120,000 existing center pivot and lateral move irrigation systems have been in service for more than a decade.

                          LINDSAY MANUFACTURING CO.











***************************************************************************
*                                                                         *
*                     PHOTO OF PIPELINE ROBOTIC WELDING                   *
*                                                                         *
***************************************************************************

                              1997 Annual Report

SITE-SPECIFIC FARMING FOR MAXIMUM YIELDS
The most highly publicized advanced farming technique is site-specific farming. Also called precision farming, prescription farming and variable rate technology, it refers to an information- and technology-based management system allowing growers to customize farming to conditions within each field. Site-specific farming is the marriage of several technologies, including Global Positioning Systems (GPS), Geographic Information Systems (GIS), yield monitoring devices, soil, plant and pest sensors, remote sensing and variable rate technologies for application of inputs.
     The development and adoption of site-specific farming on a large scale will be an evolutionary process. Currently, a common application entails farmers using combines equipped with a yield recording system to collect data as crops are harvested. At the same time, the combine interfaces with the satellite-based Global Positioning System to correlate yield data with field location. This data is later processed through a Geographic Information System, which renders a series of computerized maps that might include soil type, topography and crop cover. Farmers can analyze the maps and other resulting information to identify variations and determine how to improve yields throughout the field.
     Eventually, through the use of site-specific farming, growers will be able to adjust seeding rates, fertilizers, pesticides, tillage and irrigation to maximize yields on each acre of their farm. Moreover, data will be collected automatically, in real-time, and likely processed through a management information system that will track and integrate each aspect of the entire farm operation. The opportunity for precision irrigation to become an integral part of site-specific farming is obvious.


--------------------------------------------------------------------------------
Lindsay's investment in robotics and automation helped boost manufacturing capacity by approximately 25%. Moreover, thanks to Lindsay's innovative formed outlet process, benefits of the Company's pipeline automation extend beyond manufacturing efficiency to include superior product reliability.

                      ----------------------------------
                      |                                |
                      |                                |
                      |            PHOTO OF            |
                      |      CNC MACHINING CENTER      |
                      |                                |
                      |                                |
                      ----------------------------------
Process enhancements, such as this recently added CNC Machining Center, enabled Lindsay to achieve a fiscal 1997 gross margin of 25.8%, surpassing the Company's goal of 22 to 24%.

LEADERSHIP THROUGH INNOVATION
As an industry technology leader, Lindsay is again poised to benefit from market dynamics. The Company has already taken steps toward creating a precision farming product line with the development of several leading-edge product features, including Lindsay's Automated Irrigation Management System
(AIMS) Advance control panels, which allow growers to tailor application rates. In addition, the Company's AIMS Telemetry Network provides today's farmers with the type of capability that will be central to tomorrow's precision farming operations. The Network's Windows-based software, not only collects, stores and manipulates irrigation and environmental data, but also is capable of tracking a variety of other operational information for each field, such as on planting, chemical use, fertilizer use, irrigation use and crop yield.
     The type of data collection and documentation capability offered by the Network is becoming increasingly sought after as a growing number of farmers are required to report how much water, fertilizer and pesticides they use, as well as where they applied them. Lindsay's Network eases the burden of data collection and incorporates reporting functions specifically designed to meet these documentation requirements.
     The Company also continually demonstrates its ability to innovate through product enhancements, including the industry's most efficient drive train now backed by the industry's best drive train warranty. A recent innovation about which the Company is particularly enthused is its redesigned and newly patented Zimmatic Pendulum Steerable Corner System. This add-on feature allows farmers to irrigate the majority of each corner of their fields with their Zimmatic center pivots, adding valuable acres to irrigated crop land.
     Lindsay's inventiveness does not stop with its products. The Company has consistently demonstrated its ability to innovate its operations and dealer network.
     The growing sophistication of the business of farming is evidenced by the proliferation of agricultural consulting services. Always in the vanguard, Lindsay has long recognized the benefits of selling and servicing through a dealer network that is highly professional and very

                          LINDSAY MANUFACTURING CO.

value-added. Through incentives, materials, seminars and an array of marketing tools, Lindsay ensures that its dealers are kept abreast of Zimmatic technology and are experts on optimal implementation. The Company's recently deployed Tech Vans exemplify Lindsay's commitment to dealer excellence as well as the Company's creative approach to its business.
     Robotics, just-in-time inventory management, statistical process control, cellular manufacturing and employee education and involvement programs--Lindsay has harnessed and integrated each technique with impressive results. In 1979, it took 500 man-hours to produce an average center pivot; in
1997, it took 140 man-hours.   Benefits of the Company's latest engineering
feat, its formed outlet process, extend beyond manufacturing efficiency to include superior product reliability.
     Drawing on employee talent, dealer motivation and management's commitment to maintaining a leadership position, Lindsay will continue to leverage market dynamics and stay ahead of the technology curve.

EXPORT SUCCESS THROUGH LOCAL FLAVOR
Having experienced fiscal 1997 revenue growth of 41 percent, following fiscal 1996's 79 percent gain, Lindsay's export business has clearly thrived. Although year-to-year performance of this segment will be affected by exchange rates, weather, government programs, politics and other variables outside of Lindsay's control, the long-

                        -----------------------------
                        |                           |
                        |                           |
                        |                           |
                        |     PHOTO OF ZIMMATIC     |
                        |     PENDULUM STEERABLE    |
                        |       CORNER SYSTEM       |
                        |                           |
                        |                           |
                        |                           |
                        -----------------------------
Lindsay's redesigned and newly patented Zimmatic Pendulum Steerable Corner System offers farmers the opportunity to maximize the return on their investments in land and equipment by putting more acres into production.


-------------------------------------------------------------------------------
|                                                                             |
|                                                                             |
|                                             Lindsay's Zimmatic irrigation   |
|                                             systems are sold worldwide      |
|                                             through a network of over 350   |
|                                             independent dealer outlets.
                                              Lindsay and its dealers         |
|     MAP OF THE WORLD SHOWING                support systems operating in    |
|          DEALER OUTLETS                     86 countries irrigating over    |
|                                             11 million acres.               |
|                                                                             |
|                                                                             |
|                                                                             |
|                                                                             |
-------------------------------------------------------------------------------

                              1997 Annual Report


term growth trend should be favorable given the need for farmers throughout the world to maximize yields as they rise to the challenge of feeding a growing population.
     The same strategy that has worked so well for Lindsay domestically is also delivering success abroad. The Company capitalizes on its superior brand recognition, reputation for product reliability and technology leadership, as well as a well-trained, fully supported dealer network. Though the strategy is the same, tactics are adjusted to fit local customs and other variables for maximum impact.
     Key to Lindsay's adaptability and export success is its international network of dealers, which is comprised of local firms, carefully selected for their ability to give Lindsay the access it needs to each market. To gain a foothold in new international markets, Lindsay frequently works through government agencies and private groups to identify agricultural initiatives by foreign governments seeking to modernize their farm economies. By continuing to apply its proven strategy, seasoned for local flavor, Lindsay expects to maintain its status as the number-one exporter of center pivot and lateral move irrigation systems.

GLOBAL DYNAMICS STRENGTHEN DIVERSIFIED PRODUCTS
International agricultural demand also bodes well for Lindsay's diversified products segment, through which the Company produces large diameter steel tubing and provides outsourced manufacturing services. The tubing Lindsay produces is used by its customers to manufacture grain handling equipment, combine reels, conveyor rolls, pneumatic tubes, hay conditioner roll cores and other agricultural and non-agricultural equipment. The Company's outsource manufacturing operations provide sophisticated design and engineering capabilities and a full spectrum of manufacturing services for a customer base that includes leading agricultural and construction equipment manufacturers such as Deere & Company, Caterpillar Inc. and New Holland North America, Inc.
     An outgrowth of the Company's 1987 efforts to more fully utilize its manufacturing capacity, the Company's diversified products segment now constitutes approximately 17 percent of Lindsay's annual revenues. The Company's long-term goal is to expand this segment to about 25 percent of sales, primarily by broadening the range of products manufactured for its existing customer base.
     In summary, as attention-getting as the rapidly escalating demand for food is, agriculture around the world is evolving to meet the challenge. And Lindsay has the product to help farmers grow more food on their existing land and the dealer network to maximize the chances that product will bear the Zimmatic label. By continuing to anticipate market dynamics and seize the resulting opportunities, Lindsay expects to turn global challenges into long-term shareholder value.


                     -----------------------------------
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |             PHOTO OF            |
                     |           ZIMMATIC AD           |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     |                                 |
                     -----------------------------------

Through ongoing investment in its products and manufacturing facility, Lindsay is able to meet the demands of farmers requiring superior reliability as well as leading-edge irrigation technology.

Lindsay Manufacturing Co.


SELECTED FINANCIAL DATA
($ in millions, except per share amounts)                          For the years ended August 31,
====================================================================================================================================
                                                1997     1996   1995    1994    1993    1992    1991    1990    1989   1988   1987
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues........................    $158.3    $136.2  $111.8  $112.7  $102.1  $108.9   $98.7  $102.7  $92.6  $76.1  $54.1
Gross profit..............................      40.9      32.7    25.9    25.7    23.8    23.8    21.5    20.0   18.6   11.8    8.9
Selling, general and administrative,
 and engineering and research
 expenses.................................      14.4      13.4    11.9    11.6    10.7    10.9    10.5     9.6    8.2    7.0    6.7
Earnings before cumulative effect
 of accounting change.....................      20.1      16.5    11.7    11.2    10.7    11.0     8.9     8.4    7.4    3.8    1.6
Net earnings..............................      20.1      16.5    11.7    11.9    10.7    11.0     8.9     8.4    7.4    3.8    1.6
Earnings before cumulative effect
 of accounting change per share(1)........      2.01      1.63    1.10    1.03    0.98    1.01    0.85    0.80   0.70   0.35   0.15
Net earnings per share(1).................      2.01      1.63    1.10    1.09    0.98    1.01    0.85    0.80   0.70   0.35   0.15
Cash dividends per share(1)...............     0.137      0.10       0       0       0       0       0       0      0       0     0
Property, plant and equipment, net........      11.3       9.7     7.2     5.6     5.6     6.0     5.4     4.7    4.4     4.6   3.4
Total assets..............................     108.0      96.8    86.1    88.4    79.9    71.4    60.4    46.9   31.7    24.0  19.0

Long-term obligation......................    $  0.3    $    0  $    0  $    0  $    0  $    0   $   0  $    0  $   0  $    0 $   0
Return on sales...........................      12.7%     12.1%   10.5%   10.6%   10.5%   10.1%    9.0%    8.2%   8.0%    5.0%  2.9%
Return on beginning assets................      20.7%     19.2%   13.2%   14.9%   15.0%   18.2%   19.0%   26.4%  30.8%   19.9%  6.7%
====================================================================================================================================

(1) For 1997, 1996, 1995, 1994, 1993 and 1992 per share amounts are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 9,986,397, 10,150,878, 10,622,210, 10,945,139, 10,905,527 and 10,873,031. For 1991, 1990 and 1989, per
share amounts are calculated on Lindsay's 10,459,807, 10,421,157 and 10,479,609 weighted average outstanding shares, respectively. For 1988 and 1987, per share amounts are calculated based on Lindsay's 10,479,375 outstanding shares as of October 12, 1988, the date of the initial public offering, since at that time all of the outstanding shares of Lindsay were owned by DEKALB Energy Company. Per share amounts and number of shares reflect the three-for-two stock split in March 1997.


Quarterly Data
($ in thousands, except per share amounts)  For the three months ended the last day of
====================================================================================================================================
                                                                           November     February       May         August
------------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997...............................................................
 OPERATING REVENUES.......................................................  $39,467      $45,693      $41,663      $31,504
 COST OF OPERATING REVENUES...............................................   30,003       33,942       30,370       23,092
 EARNINGS BEFORE INCOME TAXES.............................................    7,073        8,963        8,902        4,991
 NET EARNINGS.............................................................    4,809        6,096        6,053        3,094
 NET EARNINGS PER SHARE...................................................     0.48         0.61         0.61         0.31
 MARKET PRICE (NASDAQ NATIONAL MARKET)(1)
  HIGH....................................................................  $    31      $    36-1/2  $    36-3/4  $    39
  LOW.....................................................................       24-13/16     26-11/16     28           29
Fiscal 1996
 Operating revenues.......................................................  $27,326      $38,140      $41,139      $29,628
 Cost of operating revenues...............................................   20,905       28,336       30,534       23,711
 Earnings before income taxes.............................................    4,322        7,523        8,170        3,925
 Net earnings.............................................................    3,026        5,265        5,719        2,508
 Net earnings per share...................................................     0.30         0.52         0.56         0.25
 Market price (Nasdaq National Market)(1)
  High....................................................................  $    16-3/16 $   21-13/16 $    26-1/2  $   29-11/16
  Low.....................................................................       14-3/8      15-13/16      19-1/2      22-11/16
====================================================================================================================================

1997: Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $1,445,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve. Additional fourth-quarter accrual adjustments decreased pre-tax earnings $440,000 for compensation costs including bonus earnouts and vacation pay. 1996: Fourth-quarter adjustments resulting in a net decrease in pre-tax earnings of $1,229,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve. Additional fourth-quarter accrual adjustments decreased pre-tax earnings $581,000 for compensation costs including bonus earnouts, vacation pay, and retirement and $200,000 for bad debt allowance. Partially offsetting this, a $278,000 accrual reduction was made for dealer related items and a $138,000 accrual reduction for insurance. During the fourth-quarter refunds received with interest resulting from state economic development tax credits increased pre-tax earnings $1,223,000 for other income and $185,000 for interest income. Per share and market price amounts reflect the three-for-two stock split in March 1997.
(1) Lindsay common stock began trading October 21, 1997 on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN.

Lindsay Manufacturing Co.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
Both the North American and export center pivot and lateral move irrigation equipment markets registered sales growth in fiscal 1997 as did Lindsay's diversified products segment. This growth in revenues lead to a 21% growth in net earnings for the year.
     Lindsay undertook a three-for-two stock split in March, 1997 -- the Company's fourth three-for-two stock split since 1989 -- and continued its share repurchase program, repurchasing 312,300 shares for $9.9 million during the year. The Company continues to have a solid balance sheet with no debt (other than a capitalized lease for computer hardware) and strong financial ratios.

RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED TO 1996
The following table provides highlights for fiscal 1997 compared with fiscal
1996.



====================================================================================================================================
                                                For the Years Ended                     Percent Increase
                                                      August 31,                           (Decrease)
                                ----------------------------------------------------------------------------------------------------
($ in thousands)                               1997                   1996
------------------------------------------------------------------------------------------------------------------------------------
Consolidated
 Operating Revenues......................... $158,327               $136,233                   16.2%
 Cost of Operating Revenues................. $117,407               $103,486                   13.5
 Gross Profit............................... $ 40,920               $ 32,747                   25.0
 Gross Margin...............................     25.8%                  24.0%
 Selling, Eng. & Research, and
  G&A Expense............................... $ 14,444               $ 13,363                    8.1
 Operating Income........................... $ 26,476               $ 19,384                   36.6
 Operating Margin...........................     16.7%                  14.2%
 Interest Income, net....................... $  2,998               $  2,936                    2.1
 Other Income, net.......................... $    455               $  1,620                  (71.9)
 Income Tax Provision....................... $  9,877               $  7,422                   33.1
 Effective Income Tax Rate..................     33.0%                  31.0%
 Net Earnings............................... $ 20,052               $ 16,518                   21.4
Irrigation Equipment Segment (See Note L)
-----------------------------------------------
 Operating Revenues......................... $131,583               $115,908                   13.5
 Operating Income........................... $ 29,895               $ 24,013                   24.5
 Operating Margin...........................     22.7%                  20.7%
Diversified Products Segment (See Note L)
-----------------------------------------------
 Operating Revenues......................... $ 26,744               $ 20,325                   31.6
 Operating Income........................... $  6,055               $  4,181                   44.8%
 Operating Margin...........................     22.6%                  20.6%
====================================================================================================================================

REVENUES
Operating revenues grew 16.2% to $158.3 million in fiscal 1997, compared to $136.2 million in fiscal 1996. Fiscal 1997 North American irrigation equipment revenues totaled $100.6 million, an 8% increase from $93.3 million in fiscal 1996. Fiscal 1997 export irrigation equipment revenues grew 41% to $27.9 million as compared to $19.8 million in fiscal 1996. Diversified products revenues also grew during the year, increasing 32% to $26.7 million compared to $20.3 million in fiscal 1996. Other revenues, primarily consisting of revenues from freight services, are included with irrigation equipment in the above table and totaled $3.1 million in fiscal 1997.
     The market for center pivot and lateral move irrigation equipment in North America continued to grow in fiscal 1997, but at a rate somewhat lower than in fiscal 1996 when Lindsay recorded a 25% increase in North American irrigation equipment revenues. Through expanded automation and process improvements, Lindsay was able to increase its manufacturing productivity and capacity. These factors along with the Company's use of creative sales and marketing programs enabled Lindsay to continue to grow the revenues and profitability of its North American irrigation equipment business.
     Fiscal 1997 export irrigation equipment revenues grew by 41% over fiscal 1996. The Mexican and Latin American, African and Australian markets each continued their growth during the year. The Company expects several of these export markets to continue to grow during fiscal 1998. However, we expect that the strong value of the U.S. dollar may negatively impact pricing and/or volume in the Western European market.
     At August 31, 1997, Lindsay had a $17.1 million order backlog for irrigation equipment, a slight increase from fiscal 1996's year end irrigation equipment order backlog of $16.6 million.
     Diversified product revenues resumed their growth during fiscal 1997. The Company recorded increased revenues from both the large diameter steel tubing and the outsource manufacturing components of its diversified products segment. Caterpillar Inc., Deere & Company, and New Holland North America, Inc. each contributed to the outsource manufacturing revenue growth. At year end fiscal 1997, Lindsay's order backlog for diversified products totaled $10.2 million, up 12% from $9.1 million at the end of fiscal 1996.

GROSS MARGIN
Fiscal 1997 gross margin of 25.8% was up from 24.0% in fiscal 1996 and 23.1% in fiscal 1995. Gross margin for fiscal 1997 was favorably impacted by continued improvements in manufacturing productivity and efficiencies and by continued strong demand in both the North American and export markets for irrigation equipment.

OPERATING EXPENSES
Selling, engineering and research, and general administrative expenses grew 8.1% in fiscal 1997, totaling $14.4 million as compared to $13.4 million in fiscal 1996. The increase is primarily due to increases in professional fees, travel, advertising and salary and benefit costs partially offset by lower bad debt expenses.

INTEREST INCOME, OTHER INCOME AND TAXES
Lindsay's interest income is primarily generated from its investments in short-term (0 to 12 months) and intermediate-term (12 to 36 months) investment grade municipal bonds, on which interest earnings are exempt from federal taxes, and short term investment grade commercial paper. Fiscal 1997 interest income of $3.0 million is up slightly from $2.9 million in fiscal 1996. Fiscal 1997 other income of $0.5 million is down significantly from $1.6 million in fiscal 1996 which included $1.4 million from the State of Nebraska for the growth of jobs and investment at the Lindsay facility during the years 1989 through 1994.
     Lindsay's fiscal 1997 effective tax rate grew to 33% from 31% for fiscal 1996. The Company currently benefits, and expects to continue to benefit from the foreign sales corporation federal tax provisions as they relate to export sales, the federal tax free status of interest earned from its municipal investments and State of Nebraska economic development tax credits.

RESULTS OF OPERATIONS

FISCAL YEAR 1996 COMPARED TO 1995
The following table provides highlights for fiscal 1996 compared with fiscal
1995.

==========================================================================================================
                                                For the Years Ended                     Percent Increase
                                                      August 31,                           (Decrease)
                                --------------------------------------------------------------------------
($ in thousands)                               1996                   1995
----------------------------------------------------------------------------------------------------------
Consolidated
 Operating Revenues......................... $136,233               $111,843                  21.8%
 Cost of Operating Revenues................. $103,486               $ 85,986                   20.4
 Gross Profit............................... $ 32,747               $ 25,857                   26.7
 Gross Margin...............................     24.0%                  23.1%
 Selling, Eng. & Research, and
  G&A Expense............................... $ 13,363               $ 11,937                   12.0
 Operating Income........................... $ 19,384               $ 13,920                   39.3
 Operating Margin...........................     14.2%                  12.5%
 Interest Income, net....................... $  2,936               $  2,728                    7.6
 Other Income, net.......................... $  1,620               $    438                  269.9
 Income Tax Provision....................... $  7,422               $  5,382                   37.9
 Effective Income Tax Rate..................     31.0%                  31.5%
 Net Earnings............................... $ 16,518               $ 11,704                   41.1
Irrigation Equipment Segment (See Note L)
 Operating Revenues......................... $115,908               $ 88,837                   30.5
 Operating Income........................... $ 24,013               $ 16,386                   46.6
 Operating Margin...........................     20.7%                  18.4%
Diversified Products Segment (See Note L)
 Operating Revenues......................... $ 20,325               $ 23,006                  (11.7)
 Operating Income........................... $  4,181               $  5,181                  (19.3)%
 Operating Margin...........................     20.6%                  22.5%
====================================================================================================================================


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

OPERATING EXPENSES
Selling, engineering and research, and general and administrative expenses increased 12% in fiscal 1996 to $13.4 million as compared to $11.9 million in fiscal 1995. The increase is primarily due to increases in advertising and salaries and benefit costs partially offset by lower office rental, professional and legal fees and insurance costs.

INTEREST INCOME, OTHER INCOME AND TAXES
Fiscal 1996 interest income of $2.9 million was up slightly from $2.7 million in fiscal 1995. Fiscal 1996 other income of $1.6 million was up significantly from $0.4 million in fiscal 1995, primarily due to the Company's receipt of $1.4 million in benefits during fiscal 1996 from the State of Nebraska for the growth of jobs and investment at Lindsay's manufacturing plant during the years 1989 through 1994.
     Lindsay's effective tax rate of 31% for fiscal 1996 compares to an effective tax rate of 31.5% for fiscal 1995.

FINANCIAL POSITION AND LIQUIDITY
The discussion of financial position and liquidity focuses on the balance sheet and statement of cash flows. Lindsay requires cash for financing its receivables, inventories, capital expenditures, stock repurchases and dividends. Over the years, Lindsay has financed its growth through funds provided by operations. Cash flows provided by operations of $21.3 million for fiscal 1997 increased from $9.8 million in fiscal 1996. The increase in cash flows provided by operating activities in fiscal 1997 was primarily due to net earnings. Fiscal 1996 cash flows provided by operating activities was principally due to net earnings partially offset by increased receivables.
     Receivables of $18.9 million at August 31, 1997, were comparable to $20.1 million at August 31, 1996. Inventories at August 31, 1997 totaled $10.0 million, higher than their $7.8 million balance at August 31, 1996. May and June 1997 North American irrigation sales did not develop to the degree anticipated, resulting in increased inventory at August 31, 1997.
     Current liabilities of $19.5 million at August 31, 1997, are higher than their $18.7 million balance at August 31, 1996. The increase from August 31, 1996, is principally due to higher accruals for payroll and vacation, insurance and current state and federal income taxes, partially offset by decreased trade payables.
     Cash flows used in investing activities of $9.2 million for fiscal 1997 increased from $3.5 million in fiscal 1996 and for both periods was primarily attributable to purchases of marketable securities and capital expenditures, partially offset by proceeds from marketable securities.

     Lindsay's cash and short-term marketable securities totaled $16.3 million at August 31, 1997, as compared to $26.3 million at August 31, 1996. At August 31, 1997, Lindsay had $45.8 million invested in long-term marketable securities which represent intermediate term (one to three and one-third year maturities) municipal debt, as compared to $28.1 million at August 31, 1996
     Cash flows used in financing activities of $10.2 million for fiscal 1997 increased from $8.5 million in fiscal 1996 and for both periods was primarily attributable to dividends paid and to purchases of treasury stock partially offset by proceeds from the issuance of common stock under the Company's stock option plan.
     Capital expenditures of $3.3 million (excluding a capitalized lease of $0.5 million) during fiscal 1997 decreased from $4.0 in fiscal 1996 and were used primarily for upgrading manufacturing plant and computer equipment. Lindsay expects its fiscal 1998 capital expenditures to be approximately $3.5 to $4.0 million which will be used primarily to improve Lindsay's existing facilities and expand its manufacturing capabilities. Depreciation totaled $2.0 million in fiscal 1997 and is expected to increase to the $2.5 million range in fiscal 1998.
     Lindsay expended $9.9 million in fiscal 1997 to repurchase 312,300 shares of its common stock. In fiscal 1996, Lindsay repurchased 413,250 shares of its common stock using $8.5 million.
     Lindsay believes its capitalization (including cash and marketable securities balances) and operating cash flow are sufficient to cover expected working capital needs, planned capital expenditures, dividends and repurchases of common stock.

FISCAL 1998 OUTLOOK

IRRIGATION EQUIPMENT
The North American market for irrigation equipment continued its growth in fiscal 1997, but at a more modest pace than the 25% growth of fiscal 1996. Lindsay believes that the desire of North American farmers to reduce variable input costs, increase or stabilize crop yields, reduce labor input and conserve water and energy will continue to drive demand for center pivot and lateral move irrigation equipment. The Company believes that these demand drivers will result in long-term growth in North American demand for its irrigation equipment to average in the 6% to 8% per annum range.
     Our current outlook for the fiscal 1998 North American center pivot and lateral move irrigation equipment market is for growth at this 6% to 8% per annum range. Grain prices, although on average lower than their peaks of last year, have stabilized at levels which still generate profits for farmers. Net cash farm income for 1997 is currently projected at $54 billion as compared to $57 billion in 1996 and $49 billion in 1995. Farmers continue to be in a strong financial condition with an average debt to asset ratio of under 15%. Additionally, prevailing interest rates are relatively low and are stable. Lindsay believes these factors will lead to continued demand growth in fiscal 1998.
     Export sales of center pivot and lateral move irrigation equipment should increase again in fiscal 1998, but at a rate less than the 41% increase recorded in fiscal 1997. The Mexican and Latin American, Australian and African markets should continue to expand during the year. Lindsay believes that the Western European market could be negatively impacted by the strength of the U.S. dollar.
     Lindsay's domestic and international irrigation equipment sales are highly dependent upon the need for irrigated agricultural production which, in turn, depends upon many factors including total worldwide crop production, the profitability of agricultural production, commodity prices, aggregate net farm income, governmental policies regarding the agricultural sector, water and energy conservation policies and the regularity of rainfall.
     Approximately 18%, 15% and 10% of Lindsay's revenues were generated from export sales in fiscal 1997, 1996 and 1995, respectively. Lindsay does not believe it has significant exposure to foreign currency translation risks because its export sales are all in U.S. dollars and are generally all shipped against prepayments or irrevocable letters of credit which are confirmed by a U.S. bank or other secured means.

DIVERSIFIED PRODUCTS
Lindsay's diversified products segment consists of two major products: large-diameter thin-wall round steel tubing and outsource manufacturing services.Diversified products customers for both products primarily consist of agricultural and industrial capital goods manufacturers. The Company expects diversified products revenue to grow in excess of 10% in fiscal 1998. Lindsay's long-term goal has been, and continues to be to build its diversified products segment to total 25% of total annual revenues.

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

OTHER FACTORS
Environmental contamination at Lindsay's manufacturing facility occurred in 1982 when a drill, operated by a sub-contractor installing groundwater monitoring wells, punctured a silt and sand lens and an underlying clay layer beneath a clay-lined waste lagoon. The 1982 puncture of the clay layer caused acid and solvent leachate to enter the sand and gravel aquifer.
     Since 1983, Lindsay has worked actively with the Nebraska Department of Environmental Control (NDEC) to remediate this contamination by purging and treating the aquifer. In October 1989, the Environmental Protection Agency
(EPA) added Lindsay to the list of priority Superfund sites. In 1988, a sampling which was performed in connection with an investigation of the extent of aquifer groundwater contamination, revealed solvent contamination (volatile organic compounds) in the soil and shallow groundwater in three locations at and in the vicinity of the plant. Under a 1988 agreement with the EPA and NDEC, Lindsay conducted a Remedial Investigation/ Feasibility Study (RI/FS). This study was completed in June 1990. Lindsay does not believe that there is any other soil or groundwater contamination at the manufacturing facility.
     In September 1990, the EPA issued its Record of Decision (ROD) selecting a plan for completing the remediation of both contaminations. The selected plan implementation was delayed until finalization of the Consent Decree in April 1992. The final remediation plans were approved in 1993 and 1994 and the remediation plans were fully implemented during fiscal 1995.
     The balance sheet reserve for this remediation was $0.3 million at August 31, 1997 and 1996.
     Lindsay believes that the current reserve is sufficient to cover the estimated cost for complete remediation of both the aquifer and soil and shallow groundwater contaminations under the final plans. Lindsay believes that its insurer should cover costs associated with the contamination of the aquifer that was caused by the puncture of the clay layer in 1982. However, Lindsay and the insurer are in litigation over the extent of the insurance coverage. In 1987, the insurer agreed to reimburse Lindsay for remediation costs incurred by Lindsay. The insurer reduced its reimbursement of remediation costs in early 1990. In late 1990, Lindsay filed suit against the insurer. The insurer completely stopped reimbursement of remediation costs in 1991 and in 1992 the insurer filed a counterclaim against Lindsay for previously reimbursed remediation costs. In December 1995, the court dismissed Lindsay's suit against the insurer and entered a judgment in the amount of $2.4 million in favor of the insurer. During July 1997 the United States Court of Appeals reversed the judgment of $2.4 million and remanded the case to the district court for further proceedings. The Company has not made a provision for the previously reimbursed remediation costs. If the EPA or NDEC require remediation which is in addition to or different from the current plan and depending on the success of Lindsay's litigation against the insurer, this reserve could increase or decrease, depending on the nature of the change in events.

RECENTLY ISSUED ACCOUNTING
PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting standards ("SFAS") No. 128, "Earnings per Share" which, when adopted, will replace the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary and fully diluted earnings per share will be replaced with basic and diluted earnings per share. The statement will be effective beginning in the Company's second quarter ending February 28, 1998, and accordingly, the financial statements for such quarter will include a restatement of historical earnings per share to conform to the requirements of SFAS No. 128. The impact of implementation of SFAS No. 128 is not expected to be material.

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

/s/ Gary D. Parker                       /s/ Bruce C. Karsk
-----------------------                  -----------------------
Gary D. Parker                           Bruce C. Karsk
Chairman, President and                  Vice President-Finance,
Chief Executive Officer                  Treasurer and Secretary


REPORT OF INDEPENDENT ACCOUNTANTS

TO the Stockholders and Board of Directors of Lindsay Manufacturing Co.:

We have audited the accompanying consolidated balance sheets of Lindsay Manufacturing Co. as of August 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lindsay Manufacturing Co. as of August 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1997 in conformity with generally accepted accounting principles.

                                              /s/ Coopers & Lybrand L.L.P.
                                              -----------------------------
Omaha, Nebraska                               Coopers & Lybrand L.L.P.
October 2, 1997

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)                                                         Years ended August 31,
====================================================================================================================================
                                                                                          1997              1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues ..................................................................   $158,327           $136,233     $111,843
Cost of operating revenues ..........................................................    117,407            103,486       85,986
                                                                                        --------           --------     --------
Gross profit ........................................................................     40,920             32,747       25,857
                                                                                        --------           --------     --------
Operating expenses:
 Selling expense ....................................................................      4,970              4,553        4,290
 General and administrative expense .................................................      7,898              7,380        6,264
 Engineering and research expense ...................................................      1,576              1,430        1,383
                                                                                        --------           --------     --------
Total operating expenses ............................................................     14,444             13,363       11,937
                                                                                        --------           --------     --------
Operating income ....................................................................     26,476             19,384       13,920
Interest income, net ................................................................      2,998              2,936        2,728
Other income, net ...................................................................        455              1,620          438
                                                                                        --------           --------     --------
Earnings before income taxes ........................................................     29,929             23,940       17,086
Income tax provision ................................................................      9,877              7,422        5,382
                                                                                        --------           --------     --------
Net earnings ........................................................................   $ 20,052           $ 16,518     $ 11,704
                                                                                        ========           ========     ========
Net earnings per share:
 Primary ............................................................................   $   2.01           $   1.63      $  1.10
                                                                                        ========           ========     ========

 Fully diluted ......................................................................   $   2.01           $   1.62      $  1.10
                                                                                        ========           ========     ========

 Cash dividends per share ...........................................................   $  0.137           $   0.10      $  0.00
                                                                                        ========           ========     ========
====================================================================================================================================



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
($ in thousands)
===================================================================================================================================
                                                    Shares of                       Capital
                                          ------------------------------           in excess                             Total
                                              Common        Treasury      Common   of stated  Retained   Treasury     stockholders'
                                               stock          stock        stock     value    earnings    stock          equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1994                   4,819,358        105,630    $  4,819    $  3,841  $ 60,743  $  (1,319)       $68,084
Net earnings                                        --             --          --          --    11,704         --         11,704
Net shares issued under stock option
 plan                                           23,447             --          24         550        --         --            574
Stock option tax benefits                           --             --          --          21        --         --             21
Acquisitions of common stock                        --        369,250          --          --        --    (11,640)       (11,640)
                                           -----------    -----------    --------    --------  --------  ---------       --------
BALANCE AT AUGUST 31, 1995                   4,842,805        474,880       4,843       4,412    72,447    (12,959)        68,743
Net earnings                                        --             --          --          --    16,518         --         16,518
Cash dividends ($.10 per share)                     --             --          --          --      (963)        --           (963)
Net shares issued under stock option
 plan                                           58,170             --          58         934        --         --            992
Stock option tax benefits                           --             --          --          35        --         --             35
Acquisitions of common stock                        --        230,200          --          --        --     (8,489)        (8,489)
Three-for-two stock split                    2,427,038        282,740       2,427      (2,427)       --         --             --
Fractional shares paid in cash in
 conjunction  with the three-for-two
 stock split                                       (52)            --          --          (2)       --         --             (2)
                                           -----------    -----------    --------    --------  --------  ---------       --------
BALANCE AT AUGUST 31, 1996                   7,327,961        987,820       7,328       2,952    88,002    (21,448)        76,834
NET EARNINGS                                        --             --          --          --    20,052         --         20,052
CASH DIVIDENDS ($0.137 PER SHARE)                   --             --          --          --    (1,298)        --         (1,298)
NET SHARES ISSUED UNDER STOCK
 OPTION PLAN                                   147,790             --         148         855        --         --          1,003
STOCK OPTION TAX BENEFITS                           --             --          --         255        --         --            255
ACQUISITIONS OF COMMON STOCK                        --        280,000          --          --        --     (9,876)        (9,876)
THREE-FOR-TWO STOCK SPLIT                    3,727,560        526,210       3,727      (3,610)     (117)        --             --
FRACTIONAL SHARES PAID IN
 CASH IN CONJUNCTION WITH
 THE THREE-FOR-TWO STOCK SPLIT                     (55)            --          --          (2)       --         --             (2)
                                           -----------    -----------    --------    --------  --------  ---------       --------
BALANCE AT AUGUST 31, 1997                  11,203,256      1,794,030    $ 11,203    $    450  $106,639  $ (31,324)       $86,968
                                           ===========    ===========    ========    ========  ========  =========        =======
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

Lindsay Manufacturing Co.
CONSOLIDATED BALANCE SHEETS


($ in thousands, except par values)                                                      At August 31,
=======================================================================================================
                                                                                       1997      1996
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents .......................................................  $  4,231   $ 2,362
 Marketable securities ...........................................................    12,077    23,926
 Receivables .....................................................................    18,900    20,128
 Inventories .....................................................................     9,995     7,800
 Deferred income taxes ...........................................................     4,547     3,369
 Other current assets ............................................................        77       270
                                                                                    --------  --------
  Total current assets ...........................................................    49,827    57,855
Long-term marketable securities ..................................................    45,802    28,146
Property, plant and equipment, net ...............................................    11,294     9,691
Other noncurrent assets ..........................................................     1,060     1,131
                                                                                    --------  --------
Total assets .....................................................................  $107,983   $96,823
                                                                                    ========   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable, trade .........................................................  $  4,993   $ 5,915
 Other current liabilities .......................................................    14,337    12,782
 Current portion of capital lease obligation .....................................       149         0
                                                                                    --------  --------
  Total current liabilities ......................................................    19,479    18,697
Other noncurrent liabilities .....................................................     1,274     1,292
Obligation under capital lease less current portion ..............................       262         0
                                                                                    --------  --------
Total liabilities ................................................................    21,015    19,989
                                                                                    --------  --------

Contingencies

Stockholders' equity:
 Preferred stock, ($1 par value, 2,000,000 shares authorized, no shares issued and outstanding in 1997 and 1996)
 Common stock, ($1 par value, 25,000,000 shares authorized, 11,203,256 and
  7,327,961 shares issued in 1997 and 1996) ......................................    11,203     7,328
 Capital in excess of stated value ...............................................       450     2,952
 Retained earnings ...............................................................   106,639    88,002
 Less treasury stock, (at cost, 1,794,030 shares in 1997 and
  987,820 shares in 1996) ........................................................   (31,324)  (21,448)
                                                                                    --------  --------
Total stockholders' equity .......................................................    86,968    76,834
                                                                                    --------  --------
Total liabilities and stockholders' equity .......................................  $107,983   $96,823
                                                                                    ========   =======
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF CASH FLOWS


($in thousands)                                                                  Years ended August 31,
================================================================================================================
                                                                            1997          1996           1995
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings ..........................................................   $20,052       $16,518        $11,704
 Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization ........................................     2,015         1,486          1,254
  Amortization of marketable securities premiums, net ..................       213           325            390
  Loss (gain) on sale of fixed assets ..................................        13           (83)          (101)
  Loss on sale of marketable securities held-to-maturity ...............         0             0              2
  Gain on maturities of marketable securities held-to-maturity .........       (14)          (14)             0
  Gain on sale of marketable securities available-for-sale .............         0            (8)             0
  Provision for uncollectible accounts receivable ......................        20           150             60
  Deferred income taxes ................................................    (1,178)         (565)           739
  Stock option tax benefits ............................................       255            35             21
 Changes in assets and liabilities:
  Receivables ..........................................................     1,208        (9,925)           667
  Inventories ..........................................................    (2,195)       (2,416)           864
  Other current assets .................................................       193         1,621            (20)
  Accounts payable .....................................................      (922)        1,620              7
  Other current liabilities ............................................     1,891         1,808         (3,192)
  Current taxes payable ................................................      (336)         (662)           131
  Other noncurrent assets and liabilities ..............................        53           (70)           (55)
                                                                           -------       -------        -------
 Net cash flows provided by operating activities .......................    21,268         9,820         12,471
                                                                           -------       -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property, plant and equipment ............................    (3,335)       (4,038)        (2,840)
 Proceeds from sale of property, plant and equipment ...................       162           108            119
 Purchases of marketable securities held-to-maturity ...................   (30,910)      (19,880)       (10,260)
 Proceeds from sale of marketable securities held-to-maturity ..........         0             0          2,998
 Proceeds from maturities of marketable securities held-to-maturity ....    24,904        16,775          7,630
 Purchases of marketable securities available-for-sale .................         0             0         (2,500)
 Proceeds from sale of marketable securities available-for-sale ........         0         3,525          3,500
 Proceeds from maturities of marketable securities available-for-sale ..         0             0          2,750
                                                                           -------       -------        -------
 Net cash flows (used in) provided by investing activities .............    (9,179)       (3,510)         1,397
                                                                           -------       -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments under capital lease obligation .....................       (47)            0              0
 Proceeds from issuance of common stock under stock option plan ........     1,003           992            574
 Three-for-two stock split fractional shares paid in cash ..............        (2)           (2)             0
 Dividends paid ........................................................    (1,298)         (963)             0
 Purchases of treasury stock ...........................................    (9,876)       (8,489)       (11,640)
                                                                           -------       -------        -------
 Net cash flows (used in) financing activities .........................   (10,220)       (8,462)       (11,066)
                                                                           -------       -------        -------
 Net increase (decrease) in cash and cash equivalents ..................     1,869        (2,152)         2,802
 Cash and cash equivalents, prior year .................................     2,362         4,514          1,712
                                                                           -------       -------        -------
 Cash and cash equivalents, current year ...............................   $ 4,231       $ 2,362        $ 4,514
                                                                           =======       =======        =======

SUPPLEMENTAL CASH FLOW INFORMATION:
 Income taxes paid .....................................................   $11,421       $ 8,649        $ 4,608
 Interest paid .........................................................   $    17           $91             $8
================================================================================================================

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

(3) WARRANTY COSTS
Cost of operating revenues included warranty costs of $796,000, $1,073,000 and $538,000 for the years ended August 31, 1997, 1996 and 1995, respectively. Provision for the estimated warranty costs is made in the period in which such costs become probable and is periodically adjusted to reflect actual experience.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND LONG-TERM MARKETABLE SECURITIES Cash equivalents are included at cost, which approximates market. At
August 31, 1997, Lindsay's cash equivalents were held primarily by one financial institution. Marketable securities and long-term marketable securities are categorized as held-to-maturity or available-for-sale. Investments in the held-to-maturity category are carried at amortized cost. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses as a separate component of stockholders' equity. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Lindsay considers all highly liquid investments with original maturities of three months or less to be cash equivalents, while those having maturities in excess of three months are classified as marketable securities or as long-term marketable securities when maturities are in excess of one year. Marketable securities and long-term marketable securities consist of investment-grade municipal bonds.
     On November 15, 1995, the Financial Accounting Standards Board
Staff issued a special report on statement 115 "Accounting for Certain Investments in Debt and Equity Securities" that includes special transition provisions for the one-time reassessment and reclassification of securities from the held-to-maturity category during the period November 15, 1995 to December 31, 1995. Lindsay transferred securities maturing July 1, 1996 and August 1, 1996 from the held-to-maturity classification to the available-for-sale classification on December 20, 1995. The total amortized cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value for the securities transferred are $3,518,687, $8,233, $0.0 and $3,526,920, respectively.
     There are no investments in the available-for-sale category included in marketable securities at August 31, 1997.
     Investments in the held-to-maturity category are included in marketable securities ($12,077,000) and long-term marketable securities ($45,802,000). The total amortized cost, gross unrealized holding gains, gross unrealized holding losses, and aggregate fair value for held-to-maturity securities are $57,879,000, $284,000, $22,000 and $58,141,000, respectively. In the held-to-maturity category, $12,077,000 in securities mature within one year and $45,802,000 have maturities ranging from one to three and one-third years.

(5) INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all inventories.

(6) PROPERTY, PLANT AND EQUIPMENT
Property, plant, equipment and capitalized lease assets are stated at cost. The Company's policy is to capitalize expenditures for major renewals and betterments and to charge to operating expenses the cost of current maintenance and repairs. Provisions for depreciation and amortization have been computed principally on the straight-line method for buildings and equipment. Rates used for depreciation are based principally on the following expected lives: buildings -- 20 to 30 years; equipment -- three to 10 years; other -- two to 20 years; and leasehold improvements -- term of lease.
     All of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.
     The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. The resultant gain or loss is included in the consolidated statements of operations.

(7) EXPORT SALES
Revenues included export sales of $27,847,000, $19,736,000, and $11,098,000 for the years ended August 31, 1997, 1996 and 1995, respectively. Lindsay's export sales are all in U.S. dollars and are essentially all shipped against prepayments or backed by irrevocable letters of credit which are confirmed by U.S. banks or other secured means.

       GEOGRAPHIC AREA EXPORT REVENUES

       ----------------------------------------------------------
                                        Mexico
                               Europe   & Latin   Other   Totals
       $ in thousands         & Africa  America
       ----------------------------------------------------------
       August 31, 1997 ....    $9,781  $15,108   $2,958   $27,847
       August 31, 1996 ....     9,364    8,168    2,204    19,736
       August 31, 1995 ....    $3,654  $ 4,470   $2,974   $11,098
       ----------------------------------------------------------


(8) EARNINGS PER SHARE
Primary earnings per share are calculated by dividing the earnings by the weighted average number of common and common equivalent (stock options) shares outstanding of 9,986,397, 10,150,878 and 10,622,210 for the years ended August 31, 1997, 1996 and 1995. The difference between shares for primary and fully diluted earnings per share was not significant in any period.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which, when adopted, will replace the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary and fully diluted earnings per share will be replaced with basic and diluted earnings per share. The statement will be effective beginning in the Company's second quarter ending February 28, 1998, and accordingly, the financial statements for such quarter will include a restatement of historical earnings per share to conform to the requirements of SFAS No. 128. The impact of implementation of SFAS No. 128 is not expected to be material.

(9) STOCK SPLIT
On February 7, 1997, the Board of Directors declared a three-for-two split of Lindsay's common stock effective March 10, 1997, to stockholders of record on March 3, 1997. Accordingly, the average number of shares outstanding, per share information and stock option data have been adjusted to reflect the stock split.

(10) USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. NON-OPERATING ITEMS

================================================================================
                                              For the years ended August 31,
                                              ------------------------------
$in thousands                                 1997        1996        1995
================================================================================
Other income, net:
  Royalty income .....................        $  0      $    0        $272
  (Loss) gain on sales of fixed assets         (13)         83         101
  State economic development
   tax credits .......................         387       1,433           0
  Finance charges ....................          24          77          45
  All other, net .....................          57          27          20
--------------------------------------------------------------------------------
Total other income, net .............         $455      $1,620        $438
================================================================================


C. INCOME TAX PROVISION

================================================================================
                                         For the years ended August 31,
                                         -------------------------------
$in thousands                               1997        1996        1995
================================================================================
  Current taxes .....................     $11,055      $7,987      $4,643
  Deferred taxes ....................      (1,178)       (565)        739
--------------------------------------------------------------------------------
  Total income tax provision ........     $ 9,877      $7,422      $5,382
================================================================================


Total tax provisions resulted in effective tax rates differing from that of the statutory federal income tax rates. The reasons for these differences are:

================================================================================
                                          For the years ended August 31,
                                     -------------------------------------------
                                     1997           1996            1995
================================================================================
$in thousands                  AMOUNT      %   Amount      %   Amount     %
================================================================================
U.S. statutory rate ........  $10,475    35.0  $8,379    35.0  $5,860   34.3
State and local taxes ......      292     1.0     157     0.7     594    3.5
Qualified export activity...     (347)   (1.2)   (195)   (0.8)    (86)  (0.5)
Municipal bonds ............     (806)   (2.7)   (793)   (3.3)   (822)  (4.8)
Other ......................      263     0.9    (126)   (0.6)   (164)  (1.0)
--------------------------------------------------------------------------------
Total ......................   $9,877    33.0  $7,422    31.0  $5,382   31.5
================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

================================================================================
                                                For the years ended August 31,
                                              ----------------------------------
$in thousands                                       1997            1996
================================================================================
Book depreciation in excess of tax .........      $  131          $   89
Employee benefits ..........................       2,092           1,412
Inventory adjustments ......................         161             158
Changes in accruals not currently deductible
  for taxes ................................       2,163           1,710
--------------------------------------------------------------------------------
Net deferred tax assets ....................      $4,547          $3,369
================================================================================

Management does not believe there are uncertainties surrounding realization of the net deferred tax assets.

D. RECEIVABLES

================================================================================
                                                                August 31,
                                                           ---------------------
$in thousands                                               1997     1996
================================================================================
Trade accounts and notes ................................  $19,643  $20,851
Less allowance for doubtful accounts ....................      743      723
--------------------------------------------------------------------------------
Net receivables .........................................  $18,900  $20,128
================================================================================


E. INVENTORIES

================================================================================
                                                     August 31,
                                              ---------------------------
$in thousands                                 1997              1996
================================================================================
First-in, first-out (FIFO) inventory ..      $14,164          $12,060
LIFO reserves ..........................      (3,500)          (3,570)
Obsolescence reserve ..................         (669)            (690)
--------------------------------------------------------------------------------
Total Inventories .....................       $9,995           $7,800
================================================================================

The estimated percentage distribution between major classes of inventory before reserves is as follows:

================================================================================
                                                       August 31,
                                                   ----------------------
                                                     1997      1996
================================================================================
Raw materials ...............................         19%       16%
Work in process .............................          6%        8%
Purchased parts .............................         30%       32%
Finished goods ..............................         45%       44%
================================================================================


F. PROPERTY, PLANT & EQUIPMENT

================================================================================
                                                      August 31,
                                             -------------------------------
$in thousands                                    1997           1996
================================================================================
Plant and equipment:
  Land .....................................   $    70          $   70
  Buildings ................................     5,033           4,756
  Equipment ................................    23,769          22,563
  Other ....................................     2,135           1,859
Capital lease:
  Equipment ................................       458               0
--------------------------------------------------------------------------------
Total plant, equipment and capital lease ...    31,465          29,248
Accumulated depreciation and amortization:
  Plant and equipment ......................   (20,145)        (19,557)
  Capital lease ............................       (26)              0
--------------------------------------------------------------------------------
Property, plant and equipment, net .........   $11,294          $9,691
================================================================================

G. OTHER CURRENT LIABILITIES

=======================================================================
                                                        August 31,
                                                  ---------------------
$in thousands                                         1997     1996
=======================================================================
Current state and federal income taxes .....      $   342     $   707
Payroll and vacation .......................        3,858       3,150
Retirement plans ...........................        1,635       1,442
Taxes, other than income ...................          238         209
Insurance ..................................        1,997       1,557
Dealer service, commission and related
 items.......................................       2,660       2,913
Export freight .............................          222         237
Warranty ...................................          607         580
Legal settlements ..........................          350         300
Environmental ..............................          322         322
Other ......................................        2,106       1,365
-----------------------------------------------------------------------
Total other current liabilities ............      $14,337     $12,782
=======================================================================

H. LEASE
During the fourth quarter of fiscal 1997, the Company recorded a three year capital lease for computer equipment in the amount of $457,850, at interest of approximately 4% with a one dollar end-of-lease purchase option.
     Future minimum lease payments at August 31, 1997, under this capital lease together with the present value of the minimum lease payments are as follows:

=======================================================================
Twelve months ending August 31                     $in thousands
=======================================================================
1998 ...............................                   $162
1999 ...............................                    162
2000 ...............................                    109
-----------------------------------------------------------------------
Total miminum payments .............                    433
Amount representing interest .......                    (22)
-----------------------------------------------------------------------
Present value of minimum payments ..                    411
Current portion ....................                   (149)
-----------------------------------------------------------------------
Total ..............................                   $262
=======================================================================

I. CONTINGENCIES
The Company and its subsidiaries are defendants in various legal actions arising in the course of their business activities. During fiscal 1996, Lindsay substantially completed certain environmental remediation efforts at its manufacturing facility. Lindsay believes that its insurer should cover the costs of remediation. The insurer reduced its reimbursement of remediation costs in early 1990. In late 1990, Lindsay filed suit against the insurer. The insurer completely stopped reimbursement of remediation costs in 1991 and in 1992, the insurer filed a counterclaim against Lindsay for previously reimbursed remediation costs. In December 1995, the district court dismissed Lindsay's suit against the insurer and entered a judgment in the amount of $2.4 million in favor of the insurer. During July 1997, the United States Court of Appeals reversed the judgment of $2.4 million and remanded the case to the district court for further proceedings. The Company has not made a provision for the previously reimbursed remediation costs. In the opinion of management, an unfavorable outcome with respect to any or all of these matters will not result in a material adverse effect on Lindsay's consolidated financial position, results of operations or cash flows.

J. RETIREMENT PLANS
During 1996, Lindsay adopted an amended and restated defined contribution profit-sharing plan to include a 401(k) provision covering all employees. Participants may voluntarily contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a matching contribution by Lindsay. Additionally, the plan provides for Lindsay to contribute a discretionary amount when warranted by results of operations. The contribution is allocated to participants based upon their respective percentage of wages to total wages of all participants in the plan. Lindsay's total contributions charged to expense under this plan were $800,000 for the year ended August 1997 and $750,000 for each of the years ended August 1996 and 1995.
     A supplementary non-qualified, non-funded retirement plan for certain key executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA.
     Cost and the assumptions for the Company's supplemental retirement plan includes the following components:

=======================================================================
                                          For the year ended August 31,
$in thousands                               1997       1996      1995
=======================================================================
Service cost ............................ $  74        $  69    $  66
Interest cost ...........................   113          101      100
Net amortization and deferral ...........    69           69       69
----------------------------------------------------------------------
Net cost ................................ $ 256        $ 239    $ 235
----------------------------------------------------------------------
Discount rate ...........................  7.00%        7.00%    7.00%
Assumed rates of compensation increases    3.50%        3.50%    3.50%
=======================================================================
The funded status and the amounts recognized in the Company's consolidated balance sheet are as follows:
=======================================================================
                                                      August 31,
                                            ---------------------------
$in thousands                                 1997      1996     1995
=======================================================================
Actuarial present value of benefit obligations
  Vested benefit obligation ..............      $1,179  $1,021   $  950
  Non-vested benefit obligation ..........         147     123      108
  Accumulated benefit obligation .........       1,326   1,144    1,058
Projected benefit obligation .............       1,820   1,612    1,438
Fair value of plan assets ................           0       0        0
Unrecognized net gain (loss) .............         (15)      6       10
Unrecognized prior year service cost .....           0       0        0
Unrecognized net obligation/(asset)
 at transition                                     857     926      995
Adjustment to recognize minimum
 liability ...............................         378     452      605
Liability recognized in the consolidated
 balance sheet ...........................      $1,326  $1,144   $1,058
=======================================================================

K. STOCK OPTIONS
The Company adopted a Long-Term Incentive Plan in October 1988, (1988 Plan) which provides for awards of stock options, stock appreciation rights, stock indemnification rights and restricted stock (collectively stock awards) to officers and key employees. Options may be granted at, above or below the fair market value of the stock at the date of the grant and are exercisable within periods specified by the Company's Compensation Committee.
     In February 1992, the shareholders approved the 1991 Long-Term Incentive Plan (1991 Plan) which is similar in most material respects to the 1988 Plan. Additionally, the 1991 Plan provides for non-qualified stock options to directors who are not officers or employees of the Company or its subsidiaries.
     Options currently vest ratably over five years and expire ten years from the grant dates.
     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No.

123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option shares. Had compensation cost for the Company's stock option shares been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the provisions of SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated below:

=======================================================================
                                                          August 31,
                                                     ------------------
$ in thousands, except per share amounts              1997       1996
=======================================================================
Net income - as reported ..............              $20,052  $16,518
Net income - pro forma ................              $19,996  $16,486
Net income per share - as reported ....                 2.01     1.63
Net income per share - pro forma ......                 2.00     1.62
=======================================================================

The pro forma effect on net income for fiscal 1997 and 1996 is not fully representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to the vesting of grants made prior to fiscal 1996.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for all grants in fiscal 1997 and 1996; dividend yield of 0.5%; expected volatility of 34.5% to 36.6%; risk-free interest rates ranging from 6.3% to 6.9%; and expected lives of the options of 8 years.
     A summary of the status of the Company's stock plans is presented below:


============================================================================
Restricted shares                             For the years ended August 31,
                                           ---------------------------------
$ in thousands, except per share amounts        1997       1996       1995
============================================================================
Number of shares issued ...................   44,850     42,750      42,750
Average price .............................   $27.87     $12.47      $13.01
Total value of shares issued ..............   $1,250     $  747      $  556
Total compensation cost recognized in the
  statements of operations ................   $1,749     $1,101      $  643
============================================================================

============================================================================
Option shares                            Number of Shares      Average Price
============================================================================
Officers, Directors and Key Employees:
Outstanding at August 31, 1994 .........        785,626              $ 7.58
  Granted ..............................         96,750               12.59
  Exercised ............................        (13,815)               4.96
Outstanding at August 31, 1995 .........        868,561                8.18
Exercisable at August 31, 1995 .........        567,398                6.70

Outstanding at August 31, 1995 .........        868,561                8.18
  Granted ..............................         30,375               15.33
  Exercised ............................        (69,897)               8.53
  Cancelled ............................        (24,187)              13.43

Outstanding at August 31, 1996 .........        804,852                8.26
Exercisable at August 31, 1996 .........        651,402                7.04
Weighted average fair value of options
 granted during fiscal 1996 ............                              17.74

Outstanding at August 31, 1996 .........        804,852                8.26
  Granted ..............................         13,500               25.83
  Exercised ............................       (216,193)               6.11
  Cancelled ............................        (10,125)              18.08
Outstanding at August 31, 1997 .........        592,034                9.28
Exercisable at August 31, 1997 .........        486,959                8.16
Weighted average fair value of options
 granted during fiscal 1997.............                             $19.96
============================================================================

The number of stock awards available for grant under the 1988 and 1991 plans are 332,472, 399,912 and 501,622 shares as of August 31, 1997, 1996 and 1995, respectively.
     The following table summarizes information about the Company's Common Stock options outstanding at August 31, 1997:


================================================================================
                                 Options Outstanding         Options Exercisable
--------------------------------------------------------------------------------
                                   Weighted
                                    Average
    Range of         Number       Remaining     Weighted       Number  Weighted
    Exercise    Outstanding    Contractural      Average  Exercisable   Average
      Prices     at 8/31/97            Life        Price   at 8/31/97     Price
================================================================================
$ 2.08- 4.37        256,554      3.01 years        $4.12   256,554        $4.12
  6.89- 9.26         55,755      3.52 years         8.25    55,755         8.25
 12.56-15.78        269,600      6.04 years        13.77   174,650        14.06
 25.83-25.83         10,125      9.01 years        25.83         0        25.83
--------------------------------------------------------------------------------
                    592,034                                486,959
================================================================================

L. INDUSTRY SEGMENT INFORMATION

================================================================================
                                                  For the years ended August 31,
                                                  ------------------------------
$ in millions                                      1997        1996        1995
================================================================================
Operating revenues:
  Irrigation ............................        $131.6       $115.9     $ 88.8
  Diversified products ..................          26.7         20.3       23.0
--------------------------------------------------------------------------------
Total operating revenues ................        $158.3       $136.2     $111.8
--------------------------------------------------------------------------------
Operating earnings:
  Irrigation ............................        $ 29.9       $ 24.0     $ 16.4
  Diversified products ..................           6.1          4.2        5.2
--------------------------------------------------------------------------------
Segment operating earnings ..............          36.0         28.2       21.6
Unallocated general & administrative and
  engineering & research expenses .......          (9.5)        (8.8)      (7.7)
Interest and other income, net ..........           3.4          4.5        3.2
--------------------------------------------------------------------------------
Earnings before income taxes.............        $ 29.9       $ 23.9     $ 17.1
--------------------------------------------------------------------------------
Identifiable assets:
  Irrigation ............................        $ 33.1       $ 32.1     $ 18.8
  Diversified products ..................           5.8          4.9        5.2
  Corporate .............................          69.0         59.8       62.1
--------------------------------------------------------------------------------
  Total identifiable assets .............        $107.9       $ 96.8     $ 86.1
================================================================================

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

DIRECTORS

VAUGHN L. BEALS, JR.
Director since 1997
Chairman - Emeritus Harley-Davidson, Inc.

HOWARD G. BUFFETT
Director since 1995
Chairman of the Board, The GSI Group;
Director: The GSI Group; Berkshire Hathaway, Inc.;
Coca-Cola Enterprises, Inc.

JOHN W. CROGHAN
Director since 1989
President of Lincoln Partners,
  A partnership of Lincoln Capital Management Company;
Director: St. Paul Bancorp, Inc.;
Morgan Stanley public closed end funds (13 funds)

GARY D. PARKER
Director since 1978
President, Chief Executive Officer and
  Chairman of the Board
Joined Lindsay in 1971; Vice President-Marketing 1975;
Executive Vice President 1978; President & CEO 1984;
Chairman of the Board 1989

GEORGE W. PLOSSL
Director since 1989
President, G.W. Plossl & Co., Inc.



OFFICERS



EDUARDO R. ENRIQUEZ
Vice President-International
Joined Lindsay in 1981; Vice President-International 1986

BRUCE C. KARSK
Vice President-Finance, Treasurer and Secretary
Joined Lindsay in 1979 as Corporate Accounting Manager;
Controller 1981; Vice President-Finance,
Treasurer and Secretary 1984

CLIFFORD P. LOSEKE
Vice President-Manufacturing
Joined Lindsay in 1971 as Plant Manager;
Vice President-Manufacturing 1975

CHARLES H. MEIS
Vice President-Engineering
Joined Lindsay in 1971 as a Product Engineer;
Director of Engineering 1972;
Vice President-Engineering 1975

ROBERT S. SNOOZY
Vice President-Sales and Marketing
Joined Lindsay in 1973 as a Research Engineer;
Vice President-Marketing 1978;
Vice President-Sales and Marketing 1986

INVESTOR INFORMATION

ANNUAL MEETING
All shareholders are invited to attend our annual meeting, which will be held on January 23, 1998, at 1:00 p.m. at The Cornhusker Hotel 333 South 13th Street, Lincoln, Nebraska. We look forward to meeting shareholders and answering questions at the meeting. Any shareholder who will be unable to attend is encouraged to send questions and comments, in writing, to Gary D. Parker, President, Chief Executive Officer and Chairman of the Board, at Lindsay's corporate offices.

QUARTERLY CALENDAR
The Company operates on a fiscal year ending August 31. Fiscal 1998 quarter-end dates are November 30, 1997, February 28, 1998, May 31, 1998 and August 31, 1998. Quarterly earnings are announced approximately three weeks after the end of each quarter and audited results are announced four to five weeks after year end.

FORM 10-K
Shareholders who wish to obtain, free of charge, a copy of Lindsay Manufacturing Co.'s annual report on Form 10-K for the year ended August 31, 1997, as filed with the Securities and Exchange Commission, may do so by writing Bruce C. Karsk, Vice President-Finance, Treasurer and Secretary, at Lindsay's corporate offices.

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota N.A.
Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
Phone: (612) 450-4064
FAX: (612) 450-4033

RESEARCH REPORTS ISSUED BY
Barrington Research Associates
George K. Baum & Company
Dain Bosworth Incorporated
Standard & Poors
Value Line Investment Survey

STOCK MARKET INFORMATION
Lindsay's common stock began trading October, 21, 1997, on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN. Prior to trading on the NYSE Lindsay common stock traded on the Nasdaq National Market. Stock price quotations are printed daily in major newspapers.
     As of August 31, 1997, there were 9,409,226 shares of common stock outstanding, held by approximately 250 shareholders of record and an estimated 2,500 shareholders for whom securities firms acted as nominees.

CONCERNING FORWARD-LOOKING STATEMENTS
This Annual Report, including the President's letter, Management's
Discussion and Analysis and other sections, contains forward-looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include the information concerning possible or assumed future results of operations of our Company and those statements preceded by, followed by or include the words "future," "position," "anticipate(s)," "expect," "believe(s)," "see," "plan," "further improve," "outlook," "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward-looking statements; availability of and price of raw materials, product pricing, competitive environment and related domestic and international market conditions, operating efficiencies and actions of domestic and foreign governments. Any changes in such factors could result in significantly different results.

INDEPENDENT AUDITORS
Coopers & Lybrand L.L.P.
Omaha, Nebraska

EMPLOYEES
Linsday had 553 employees at the end of fiscal 1997, the majority of whom work at the Company's facility in Lindsay, Nebraska.

FOR FURTHER INFORMATION
Shareholders and prospective investors are welcome to call or write Lindsay Manufacturing Co. with questions or requests for additional information. Please direct inquiries to:
 Bruce C. Karsk
 Vice President-Finance, Treasurer and Secretary
 Lindsay Manufacturing Co.
 East Highway 91
 P.O. Box 156
 Lindsay, Nebraska 68644
 (402) 428-2131

LINDSAY
LINDSAY MANUFACTURING CO.
Eash Highway 91
Lindsay, Nebraska 68644
(402) 428-2131