Form 10-K, Exhibit 13
period 1998-08-31
LINDSAY MANUFACTURING CO
filed 1998-11-30
CIK 836157

                                                                      EXHIBIT 13






                                      COVER

                             FOR 1998 ANNUAL REPORT

                                     SHOWING

                                 CENTER PIVOT IN

                                   WHEAT FIELD

                                WITH THE TAG LINE

                           LEADERSHIP AND STRENGTH YOU

                        CAN DEPEND ON TODAY AND TOMORROW

                           LINDSAY MANUFACTURING CO.

                     PASSING THE TEST, MEETING THE CHALLENGE




A leading manufacturer and worldwide marketer of center pivot and lateral move irrigation systems, Lindsay Manufacturing Co. (NYSE: LNN) is employing its proven strategy to capitalize on current conditions as well as on strong long-term prospects. Today, weak agricultural commodity prices are testing the operations of both farmers and farm equipment manufacturers. Lindsay, however, is strategically and financially positioned to pass the test, thanks to management's commitment to superior products, a first-rate dealer network and an efficient manufacturing operation. That same commitment enabled Lindsay to become an world leader in center pivot irrigation, having risen from a highly fragmented playing field of three decades ago.
         The success of Lindsay's strategy is evidenced by the company's track record of results. Over the past five fiscal years, the company has grown net earnings at a 14.1% compounded annual rate and increased revenues at an 8.8% compounded annual rate. During the same period, Lindsay raised its gross margin to 27.5% from 23.3%, while improving its net margin to 13.3% from 10.5%.

-------------------------------------------------------------------------------
         PERFORMANCE OBJECTIVES                                       5-year
                                           Goal     FY98    FY97     Average
                                           ----     ----    ----     -------
         Annual Sales Growth                5-10%  (1.7)%   16.2%      8.8%
         Gross Margin                      24-29%   27.5%   25.8%     24.9%
         Operating Margin                  12-17%   17.4%   16.7%     15.0%
         Return on Beginning Equity (1)    20-25%   23.9%   26.1%     22.6%
         (1) Excluding a 1998 $4.0 million gain ($2.7 million after tax)
             related to a litigation settlement.
-------------------------------------------------------------------------------

         Management continuously works to ensure the company's operating results are reflected in Lindsay's stock performance, as demonstrated by the company's cash dividend, history of stock splits and share repurchase program. As a result, they have achieved over a 1,400% return on original investment since the company's initial public offering in October 1988. Lindsay's performance significantly outpaced the Standard & Poor's 500 Index, which, including dividends, returned approximately 358% during that time. In fiscal 1998, the company declared its fifth three-for-two stock split in eight years and repurchased 708,743 shares.
         Even more compelling than yesterday's results are Lindsay's long term prospects for success, which arise from the necessary evolution of agriculture. In response to a growing world population and gradual economic expansion, farmers around the globe will be challenged to achieve increased productivity and crop yields. But it won't be business as usual, instead farmers will need to employ more efficient tools and technologies as they also strive to adapt to a diminishing per capita water supply and increasing environmental regulation. As a leading manufacturer and worldwide exporter of one of the only pieces of capital equipment that can increase yields through higher crop production, while conserving water and reducing the need for chemical inputs, Lindsay is in prime position to help farmers meet that challenge.
         Projected long-term demand for agricultural commodities also bodes well for Lindsay's Diversified Products segment, through which the company produces large-diameter steel tubing and provides outsource manufacturing services for a customer base that includes several leading farm and construction equipment manufacturers. In fiscal 1998, this segment contributed 16% of Lindsay's total revenues. Management is working to increase this segment to 25% of total sales, primarily by broadening the range of products Lindsay manufactures for its current customer base.
         Lindsay's unleveraged balance sheet and strong cash position provide the means for management to continue to capitalize on growth opportunities. At August 31, 1998, the company carried almost no long-term debt and had cash and marketable securities totaling $65.7 million. At fiscal year-end, shareholders' equity stood at $90.9 million, or $6.69 per share, up from $87.0 million, or $6.16 per share a year ago.

                  -------------------------------------------------------------
                  TABLE OF CONTENTS
                  Financial and Operating Highlights .........................1
                  Letter to Shareholders .....................................2
                  Operations Review ..........................................7
                  Selected Financial Data and Analysis ......................12
                  Financial Statements ......................................17
                  Notes .....................................................20
                  Directors and Officers ....................................24
                  Investor Information .......................Inside Back Cover
                  -------------------------------------------------------------

                           LINDSAY MANUFACTURING CO.

                       FINANCIAL AND OPERATING HIGHLIGHTS



($ in thousands, except per share amounts     1998          1997      % Change
-------------------------------------------------------------------------------
Income Data
for the fiscal years ended August 31
    Operating revenues.................  $   155,707    $   158,327      (1.7%)
    Gross profit.......................       42,841         40,920       4.7
    Operating expenses.................       15,713         14,444       8.8
    Operating income...................       27,128         26,476       2.5
    Interest and other income, net.....        7,504          3,453     117.3
    Pre-tax earnings...................       34,632         29,929      15.7
    Net earnings.......................  $    23,480    $    20,052      17.1
    Average shares outstanding
      assuming dilution................   14,555,794     14,979,595      (2.8%)

Balance Sheet Data
at August 31
    Current assets.....................  $    50,715    $    49,827       1.8%
    Fixed assets (net of depreciation
      and amortization)................       14,071         11,294      24.6
    Total assets.......................      108,914        107,983       0.9
    Current liabilities................       16,801         19,479     (13.7)
    Stockholders' equity...............       90,880         86,968       4.5
    Capital expenditures...............        5,091          3,335      52.7
    Depreciation and amortization......  $     2,286    $     2,015      13.4%

Per Share Data
    Net earnings.......................  $      1.61    $      1.34      20.1%
    Book value.........................  $      6.69    $      6.16       8.6%

Performance Ratios
    Operating margin...................         17.4%          16.7%
    Net margin.........................         15.1%          12.7%
    Return on beginning equity.........         27.0%          26.1%

Employee Information
    Average number of employees........          597            601      (0.7%)
    Revenue per employee...............  $       261    $       263      (0.8%)
    Number of employees at year end....          551            553      (0.4%)
-------------------------------------------------------------------------------

Share amounts and per share results for all periods are stated on a diluted basis and have been adjusted to reflect Lindsay's three-for-two stock split declared on June 15, 1998.


REVENUES BAR CHART [GRAPH]

                               REVENUES
                           ($ in millions)

                            Year  Revenues
                            1989    92.6
                            1990   102.7
                            1991    98.7
                            1992   108.9
                            1993   102.1
                            1994   112.7
                            1995   111.8
                            1996   136.2
                            1997   158.3
                            1998   155.7

Since 1989, revenues have increased 68% from $92.6 million to $155.7 million in 1998.


NET MARGIN BAR CHART [GRAPH]

                               NET MARGIN
                              (Percentage)

                            Year  Net Margin
                            1989      8.0
                            1990      8.2
                            1991      9.0
                            1992     10.1
                            1993     10.5
                            1994     10.6
                            1995     10.5
                            1996     12.1
                            1997     12.7
                            1998     15.1


Strong operating efficiencies have allowed the Company to increase net margin from 8% in 1989 to 15.1% in 1998.


NET EARNINGS PER SHARE BAR CHART [GRAPH]

                          NET EARNINGS PER SHARE
                                (Dollars)

                            Year    Per Shares
                            1989       0.47
                            1990       0.54
                            1991       0.57
                            1992       0.68
                            1993       0.66
                            1994       0.72
                            1995       0.73
                            1996       1.08
                            1997       1.34
                            1998       1.61

Earnings per share have risen 243% from $0.47 in 1989 to $1.61 in 1998.

                           LINDSAY MANUFACTURING CO.

                           DEAR FELLOW SHAREHOLDERS:



Lindsay's full-year operating performance met expectations. Through expanded automation, we made further productivity gains and increased both our gross and operating margins. However, during the fourth quarter, weak agricultural commodity pricing did begin to negatively affect all three segments of our business.
      Three years of record or near-record U.S. crop production has created an oversupply of grain; while a strong U.S. dollar, increased foreign competition and economic woes abroad diminished demand for exports of grain, as well as other farm commodities. Prices for many of the crops that use center pivot irrigation are down significantly, with some off by as much as half compared with the year-ago period. Although 1998 net cash farm income is expected to be down only moderately--falling in the $54 to $57 billion range versus $60 to $61 billion in the prior two years--there is a significant level of concern about lower net farm cash income for 1999. I believe this factor will impact Lindsay's 1999 operating performance, particularly during the first half of the year.
      Down cycles are nothing new to agriculture, however. They've happened before and most likely will happen again, testing the operations of farmers and agricultural equipment manufacturers alike. Historically, Lindsay has not only weathered the storm but made gains in challenging environments. In fact, it was during the downturn in the mid-1980s that we embarked on the remaking of our company. Since then, we have committed ourselves to sustained industry leadership through superior products, distribution and operations. As a result, we are in a better position than ever to continue to deliver shareholder value by capitalizing on current opportunities as well as strong long-term prospects.

-------------------------------------------------------------------------------
                         EXPECTATIONS MET, ACTIONS TAKEN
-------------------------------------------------------------------------------

Revenues for fiscal 1998 decreased slightly to $155.7 million from record revenues of $158.3 million reported for fiscal 1997. Excluding a $4 million litigation settlement ($2.7 million after tax) realized in the third quarter, earnings were $20.8 million, or $1.42 per share, versus $20.1 million, or $1.34 per share, a year ago. Including the one-time gain, fiscal 1998 net earnings were $23.5 million, or $1.61 per share.
      Domestic irrigation equipment revenues increased 4 percent year-over-year on flat unit sales. Export irrigation equipment sales were down 14 percent from fiscal 1997, due to lower demand in Latin America and a strong U.S. dollar which dampened demand in Western Europe and South Africa. Diversified products revenue was 6 percent lower, with both outsource manufacturing and tubing sales experiencing declines. Domestic irrigation composed 64 percent of fiscal 1998 revenue, export irrigation contributed 18 percent, diversified products contributed 16 percent and other revenues 2 percent.

[FY98 BUSINESS SEGMENTS PIE CHART]

         Domestic        Export         Diversified
        Irrigation      Irrigation        Products         Other
           64%            18%               16%             2%

Each of Lindsay's three business segments offer long-term growth potential.

      The effects of lower agricultural commodity prices and a strong U.S. dollar were evident in our order backlog, which totaled $14.1 million at year-end. Though significantly under our year-ago backlog of $27.3 million, it has begun to build modestly as of this writing. I believe that many farmers have decided to delay capital equipment purchases until after completing the harvest and fall field work when they will be better able to assess their financial condition for 1999.
      In response to lower end-user demand, we took early action in September of 1998, including reducing our work force and shortening work weeks in almost all departments, to bring Lindsay's cost structure more in line with expected lower revenues. We are closely monitoring changes in demand and will make further adjustments and cut both manufacturing overhead and sales, general and administrative costs where appropriate.
      At year-end, shareholders' equity stood at $90.9 million, or $6.69 per share, up from $87.0 million, or $6.16 per share, a year

   "GOOD PERFORMANCE UNDER FAVORABLE CONDITIONS IS EXPECTED OF ALL COMPANIES.
        HOWEVER, AN ORGANIZATION'S ABILITY TO WEATHER A MORE CHALLENGING
                  ENVIRONMENT IS A TRUER TEST OF OPERATIONS."





ago. Excluding the litigation settlement, Lindsay returned 23.9 percent on beginning shareholders equity, which was well within our goal of 20 to 25 percent, though under a particularly strong return of 26.1 percent achieved a year ago.
      In fiscal 1998, we also enhanced shareholder value through continued payment of Lindsay's quarterly cash dividend, by undertaking our fifth three-for-two stock split in eight years and through further share repurchases. Over the past year, we used $19.4 million of Lindsay's balance sheet cash to repurchase 708,743 shares. We are continuing to invest in share repurchases, having bought back 484,900 shares in the first 75 days of fiscal 1999. This activity left us with remaining authorization to repurchase an additional 545,000 shares. Since implementing the program four years ago, Lindsay has bought back 3.5 million shares at a total cost of about $56.9 million.

-------------------------------------------------------------------------------
                          THREE DECADES OF IMPROVEMENT
-------------------------------------------------------------------------------

1999 marks Lindsay's 30th year of center pivot sales. In that time, we have grown to a position of market leadership, with a worldwide distribution network of more than 350 independent dealer outlets. We have installed Zimmatic systems in almost 90 countries, irrigating over 11 million acres. When we shipped our first Zimmatic system in 1969, however, we were starting at ground zero and facing a shifting field of play. Seizing the opportunities inherent in change, we sought to differentiate Lindsay from the pack. For Lindsay, leadership was a decision, the result of a long-term strategy of continued investment and commitment to superior quality in our products, our dealer network and our manufacturing operations. In fiscal 1998, we continued to make strides in each of these areas.


                       ---------------------------------
                         "FOR LINDSAY, LEADERSHIP WAS A
                           DECISION, THE RESULT OF A
                        LONG-TERM STRATEGY OF CONTINUED
                          INVESTMENT AND COMMITMENT TO
                       SUPERIOR QUALITY IN OUR PRODUCTS,
                             OUR DEALER NETWORK AND
                                OUR OPERATIONS."
                       ---------------------------------


THE PRODUCT FARMERS NEED
For almost 30 years, Lindsay's Zimmatic systems have set the standard for efficiency, reliability and state-of-the-art irrigation technology. In fiscal 1998, we continued to demonstrate leadership by working to upgrade our Zimmatic AIMS Basic and AIMS Advance computer control panels. The redesign will provide a more user-friendly interface to give farmers quicker access to Zimmatics' feature-rich functions. The new versions will also be modular to allow for convenient future upgrading. Additionally in 1998, we continued work on adapting our systems to the needs of our export markets by programming our AIMS products and R-MAC features in the Metric System, as well as in Spanish, French and German.
      Increasingly, the world's farmers are looking for answers as they work to grow more food on the same amount of farmland using less water and fewer chemical inputs. IN AREAS WHERE IRRIGATION IMPROVES OR STABILIZES CROP PRODUCTION, CENTER PIVOT AND LATERAL MOVE IRRIGATION SYSTEMS ARE THE ONLY PIECES OF CAPITAL EQUIPMENT THAT INCREASE YIELDS, WHILE ALSO CONSERVING WATER, ENERGY AND LABOR AND REDUCING THE NEED FOR CHEMICAL INPUTS. By staying ahead of the product technology curve, Lindsay will continue to be a leading supplier of that solution.

THE SERVICE THEY REQUIRE
As a manufacturer of specialized equipment, we work hard to fully train our dealers. We are committed to providing the best, most professional dealer organization in the industry to our ultimate customers--the farmers. To accomplish that objective, we provide our dealers with a full range of sales and service training. Additionally, we strive to continually upgrade and expand the capabilities of our network through innovative dealer-support and incentive programs.
      In fiscal 1997, we introduced mobile simulation and training units, called Mobile Zimmatic Technical Training Vans, to our dealer-support arsenal. In fiscal 1998, we leveraged these unique tools by conducting seminars for farmers at 78 dealer locations. As a result, approximately 1,800 growers got hands-on training in safety, preventative maintenance, chemical application and the optimal use of

                           LINDSAY MANUFACTURING CO.




Zimmatics' advanced technology features. By providing this unique and value-added service to farmers, the seminars helped strengthen our dealers' working relationship with their customers and differentiate Lindsay's dealers from others in the market.
      To maintain a quality distribution network, we are very selective when recruiting new dealers. Frequently, we target proven performers already in the agricultural equipment or irrigation industry. Zimmatics' superior brand recognition, Lindsay's technology leadership and our comprehensive dealer-support system provide an irresistible draw for many top candidates. In fiscal 1998, 20 to 25 percent of our sales volume was attributable to dealers we recruited within the past five years.

THE OPERATIONS TO BE PROUD OF
In fiscal 1998, we invested $5.1 million in capital improvements. We expanded the use of welding robotics and further streamlined several manufacturing processes connected with center pivot production. We also began the conversion of a major fabrication process to further automate our facility. Completion of this project is targeted for mid-fiscal 1999. We expect to see benefits arising from reductions in direct labor and materials handling by the end of the fiscal year. We anticipate that this project, a new employee break room and office renovation and expansion, and other planned improvements, will require a total of $4 to $5 million in fiscal 1999 capital expenditures.
      Also in fiscal 1998, we realized targeted full-year results from Lindsay's two-year investment in pipeline automation, again demonstrating our ability to successfully identify and execute significant process improvements. As originally envisioned, we achieved a 20 plus-percent gain in overall, peak-season manufacturing capacity and, at the same time, enhanced product quality and reliability.
      In addition, automation and process improvements allowed us to shave another three man-hours off the time required to produce an average center pivot. That brings the current total to 137 man-hours--a stark contrast to the 500 man-hours it took in 1979. Through continued incremental improvement, we believe that we can attain an additional 10 to 15 percent reduction in required man-hours per unit over the next three years. Productivity gains also helped boost Lindsay's gross margin to 27.5 percent for the year, compared with 25.8 percent in fiscal 1997. Our operating margin also benefited, growing to 17.4 percent from 16.7 percent last year.
      Lindsay has been able to achieve such dramatic gains in productivity through a powerful combination of management commitment and overwhelming employee involvement--both informally and formally through Lindsay's Employee Involvement Teams. At Lindsay, every employee is encouraged to identify and communicate ways to increase productivity, enhance product quality, raise safety awareness, reduce costs and further strengthen customer and dealer support. Once an Employee Involvement Project is conceived, an Employee Involvement Team prepares and presents written proposals detailing the cost and benefits of implementation. Since the program's inception in 1990, over 600 projects have been implemented--and, the momentum continues to build. In fiscal 1998, over 40 percent of Lindsay's hourly employees participated in one of our 26 teams, winning approval for 82 projects.
      While participation in an Employee Involvement Team is voluntary and recognition and pride the reward, every hourly employee participates in Lindsay's Gainsharing program. Through it, each worker is provided financial incentives, not just to produce product more efficiently, but also to improve product quality and worker safety. Four manufacturing and customer service criteria are evaluated each quarter. Performance is rated based on customer feedback as well as the ratio of loss time to total hours worked (plant safety), the percent of warranty work required, scrap generated and other measures of efficiency. To earn 100 percent of their customer quality satisfaction rating bonus, hourly employees have to achieve an average rating of at least 90 percent. In fiscal 1998, nearly half of the quarterly Gainsharing categories resulted in full bonuses.


[CUSTOMER QUALITY SATISFACTION RATING GRAPH]

                    FAB            COMPONENT       OVERALL
                 COMPONENTS         FINISH         QUALITY
1Q98                91.9%            84.3%            91%
2Q98                92.8             89.2           91.4
3Q98                90.2             85.2             89
4Q98                92.4%            88.3%          89.5%

                           --------------------------
                              "WE SEE OPPORTUNITY
                             IN THE CURRENT CLIMATE
                                    AND OUR
                             VANTAGE POINT IS THAT
                               OF STRENGTH - BOTH
                            FINANCIAL AND STRATEGIC"
                           --------------------------

      Finally, on the topic of operations, I am pleased to report that we successfully attained both U.S. and Canadian ISO 9001 Quality Certification, having completed the process in half the expected time. We anticipate several important benefits arising from this designation, including enhanced product quality, better access to certain international markets and further leverage with which to expand our diversified products business. Additionally, the required rigorous documentation helped us capture on paper the detailed know-how that is second nature to Lindsay's many long-term employees.

-------------------------------------------------------------------------------
                           POSITIONED TO PASS THE TEST
-------------------------------------------------------------------------------

As of this writing, we expect low agricultural commodity prices to continue to pressure results in each of our businesses in fiscal 1999. Consolidated first-half revenues will likely be about 40 percent lower, and first-half earnings could fall by 60 to 65 percent. In the second half of fiscal 1999, we believe revenues will still be below 1998, but at levels more similar to those posted in the second half of fiscal 1998. We should be able to keep gross margins within our 24 to 29 percent objective, albeit at the low end of that range.
      Under current conditions, U.S. farmers are naturally being more conservative with their capital expenditures. I believe, however, that once the harvest and fall field work are complete and farmers have had a chance to review their financial status, they will find themselves in a better-than-expected cash position. Many will choose to invest in making their farms more stable and efficient operations. As they assess their options, center pivot and lateral move irrigation equipment will continue to be a very attractive choice because of its unique productivity and conservation benefits.
      I expect export sales of Lindsay's irrigation equipment to continue to be soft in fiscal 1999. Although we've begun to see some easing of exchange rates, a strong U.S. dollar in some markets will continue to make Lindsay's equipment relatively expensive. To stimulate sales, we are working with our international dealers on marketing programs and incentives as appropriate in each of our key export markets.
      Weak agricultural commodity prices, in addition to economic turmoil overseas, particularly in Asia, are also negatively affecting our largest Diversified Products customers. Lower sales to Deere & Company and New Holland North America, Inc. should be offset somewhat, however, by our business with Caterpillar, Inc., which consists mostly of outsource manufacturing services for their construction equipment segment.
      We see opportunity in the current climate and our vantage point is that of strength--both financial and strategic. Lindsay's superior product reliability and leading-edge technology features make Zimmatic the irrigation equipment of choice for a growing number of farmers. Lindsay's highly knowledgeable and professional worldwide dealer network helps us expand our market share as well as grow through add-on sales. And, Lindsay's efficient manufacturing operations and expanded capacity allow us to deliver equipment faster. Finally, current lower market valuations may make some acquisition candidates more attractive than in the past. In reviewing candidates, we will continue to apply strict criteria, including that the business be accretive within 24 months of acquisition and provide a proprietary product utilizing Lindsay's manufacturing expertise. In addition to acquisitions, we continue to explore various strategic arrangements that would give Lindsay exclusive access to certain technologies for use in irrigation. With a strong balance sheet that includes almost no long-term debt and cash and marketable receivables totaling $65.7 million as of August 31, Lindsay possesses the means to capitalize on a full range of strategic opportunities.
      Good performance under favorable conditions is expected of all companies. However, an organization's ability to weather a more challenging environment is a truer test of operations. Lindsay's past strategy laid the foundation for our current success, and it is the bedrock of our future--regardless of conditions. But a strategy is only as good as its execution is effective. We owe our effective execution to Lindsay's talented and dedicated employees, knowledgeable and motivated dealers, loyal customers and confident shareholders. Thank you all for sharing our vision. We look forward to reporting our progress over the months that lay ahead.

      Sincerely,


      /s/ Gary D. Parker
      -----------------------------------------------
      Gary D. Parker
      Chairman, President and Chief Executive Officer

PHOTO of Winter 1998 Irrigation Advances in house publication cover page with an insert briefly describing feature articles including photos related to the articles.

                                    [PHOTO]

     LINDSAY'S SEMI-ANNUAL PUBLICATION, IRRIGATION ADVANCES, IS JUST ONE OF
        THE MANY TOOLS THE COMPANY LEVERAGES TO PROVIDE FARMERS WITH THE INDUSTRY'S BEST INFORMATION ON CENTER PIVOT IRRIGATION PRACTICES.

                           LINDSAY MANUFACTURING CO.

                               OPERATIONS REVIEW:
                             MEETING THE CHALLENGE






A recently published article entitled Windows on the Future: Global Scenarios and Sustainability describes six possible resolutions to the contradiction between global growth and the Earth's finite natural resources. The scenarios vary widely, with one variation suggesting the collapse of the "economic and moral underpinnings of civilization." While some theories on how we'll manage our diminishing per capita natural resources may be based on a significant level of speculation, the conditions spurring that speculation are serious and compelling.


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

"If we stopped the population today, we still have to roughly double the world's farm output over the next 20 to 30 years as we brought all of the consumers in China, India, Indonesia, Brazil, and Nigeria up to twenty-first century living standards."

Hudson Institute
Global Food Quarterly

THE POPULATION GROWS...
It is expected that in 40 years we will have almost twice as many people to feed--nearly five billion more than we have today--but we are expected to have less water available to use for irrigation and we aren't expected to have any more farmland. In fact, some studies project a reduction in the amount of farmland as acreage is lost to industrial and residential use. Not only will the world's population be larger, it likely will be more prosperous thanks to gradual economic expansion, which will further stretch agricultural resources as farmers strive to meet the demand for better, more diverse diets.

[GRAPH]
                     Worldwide Fresh Water Use Pie Chart


                                    Basic Human
Agriculture      Industry        Health/Sanitation        Other
   63%             20%                  8%                 9%

Worldwide: 15% ag land is irrigated, producing 40% of our food supply. At 63%, agriculture is by far the largest user of the earth's fresh water, but pressure to conserve is mounting.

PER CAPITA WATER DIMINISHES...
At odds with farmers' need to increase productivity and crop yields by 50% to 100% is their need to conserve natural resources and protect the environment. Water is an obvious area of concern. At 63%, agriculture is by far the largest user of the earth's fresh water, but pressure to conserve is mounting as a growing population and rising standards of living stretch the per capita water supply ever thinner.
      Historically, irrigation has been one of the primary tools for improving agricultural productivity, but the predominant methods are water-inefficient. A report by the World Bank noted that half the growth in food supply in the past 30 years has come from the expansion of irrigated agriculture. Moreover, an estimated two-thirds of future incremental food production is projected to come from irrigated land. Generally, water has been provided to farmers without volume restrictions. As a result, many farmers who irrigate have not yet fully adopted water-efficient methods. Policy and public opinion have begun to shift, however, toward more conservation-based water use. This trend is highlighted by recent controversies in California, Texas and in other areas around the world where industrialization and urban development are competing with agriculture for both land and water.

ENVIRONMENTAL REGULATION INCREASES...
For decades U.S. farmers have been committed to conservation of the natural resources available to them. In particular, they have been vigilant stewards of their soils and water. However, farmers are increasingly having to deal with issues of water quality, as policy makers at all levels of government react to data on damage caused by the deep percolation and runoff of fertilizer, pesticides and other agricultural chemicals. At the Federal level, many farmers must comply with sections of the Federal Water Pollution Control Act, Clean Water Act, Food Quality Protection Act and other regulation. State and local governments are also beginning to impose restrictions. Yet, chemical inputs have and will continue to play an essential role in raising agricultural productivity.

SOLVING FARMERS' DILEMMA
Will we eventually have to choose between food on the table and adequate supplies of clean water? Not if agriculture continues to adopt modern farming techniques as well as develop better ways of growing and harvesting crops. To improve crop yields and minimize the need for pesticides, farmers can use seeds genetically engineered to resist insects and disease. To further boost yields while helping protect the environment, they may also apply the safest, most effective fertilizers

                           LINDSAY MANUFACTURING CO.



and herbicides. And, to enhance productivity by optimizing harvests, farmers can employ equipment with the latest precision farming features. But, if a farmer is in an area where irrigation makes a difference and he wants to increase yields through higher crop production while, at the same time, reducing chemical inputs and conserving water, energy and labor, there is only one type of capital equipment he can use, and Lindsay Manufacturing Co. is a leading producer of it -- center pivot and lateral move irrigation systems.
      First introduced over 40 years ago, center pivot systems are comprised of sprinklers on spans of four- to ten-inch diameter pipe that draw water from a central supply. One pivot irrigates, on average, 130 to 135 acres in a circular pattern. Today's pivots can adjust the application of water, as well as chemical inputs, to varying requirements within pie-shaped sections of their circular pattern. This precise application creates several advantages over the oldest and most common method--traditional "surface" or "flood" irrigation. Center pivot and lateral move systems can cut water usage by 40 to 60 percent, use 90 percent less labor and reduce the amount of fertilizers and chemicals needed, thereby significantly decreasing the risk of environmental contamination resulting from fertilizer and chemical deep percolation and runoff.
      Moreover, in areas where irrigation can make a difference, center pivot and lateral move systems can double the yields realized through dry-land farming. Yields are increased through uniform and timely water and chemical application. Unlike flood or surface irrigation alternatives, center pivots can operate in a variety of terrain, including hilly or rolling farmland. This versatility opens up millions of previously non-irrigated acres. By achieving better yields or incurring lower operating costs, farmers can generally recoup their investment in an average center pivot system in just four to six years.
      Mounting conservation pressures and environmental regulation is gradually motivating more farmers to adopt center pivot irrigation. In the U.S., only 15% of the approximately 400 million cultivated acres of farmland are irrigated and just 4% are irrigated by center pivots. Converting an additional 20% of the 60 million irrigated acres to center pivot technology would require approximately 100,000 more systems. These acres represents a potential, long-term U.S. market of $2.5 billion.
      Today's average farmer is larger and better capitalized. Since the early 1960s, the number of farms has dropped by over 40 percent, while the total acres cultivated has remained relatively constant. Because today's average farmer is larger, they are more attracted to labor-saving methods and economies of scale. The better the economies of scale, the more affordable those methods become. In areas where irrigation is important for stable, reliable crop production, further incentive is provided by lenders, who view farmers with center pivot or lateral move irrigation systems as better credit risks. Food processors and seed companies frequently go a step further by requiring the farmers with whom they contract crop production to use center pivots to help assure reliable production.

                     [DOMESTIC MARKET POTENTIAL PIE CHART]

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

-------------------------------------------------------------------------------
                      LINDSAY YESTERDAY, TODAY AND TOMORROW
-------------------------------------------------------------------------------

When Lindsay shipped its first "Zimmatic" center pivot irrigation system almost 30 years ago, domestic agriculture was entering a boom period marked by "fence-row-to-fence-row" production. As a result, close to 35 companies were vying for a share in the center pivot and lateral move irrigation market. Today, however, there are only six players, with Lindsay controlling approximately 35 percent of the U.S. market and 50 percent of the export market for center pivot and lateral move irrigation equipment. Lindsay's ability to rise to a position of dominance from such a fragmented playing field was no accident. Lindsay has achieved, and will sustain, leadership through a proven strategy of continued investment in its products, its manufacturing facility and its dealer network.

CHALLENGING ALL ASSUMPTIONS
Lindsay began applying its strategy in earnest in the mid-1980s. At that time, U.S. agriculture was in significant decline as commodity prices had fallen in response to overproduction and many farmers were over-leveraged. Seeing the glass as half full, Lindsay seized on the downturn as an opportunity to capture market share. The company recognized that its customers were becoming more sophisticated due to farm consolidation, conservation pressures and the government's changing role in agriculture. Farmers needed irrigation equipment that was more reliable and offered greater labor-saving features. A more advanced product required a more value-added sales and service organization. And, greater product complexity demanded more flexible and efficient manufacturing. To make Lindsay the company they knew it needed to be, management scrutinized every area of operations and challenged all assumptions.

FROM MANUAL ADJUSTMENT TO PRECISION FARMING TOOL
To the uninitiated, the Zimmatics of today may not look dramatically different from Lindsay's earlier models. But, in fact, they are significantly more efficient, more reliable and higher tech. The Zimmatics' evolution began with Lindsay's commitment to becoming the industry's technology leader. As a result, in 1983, Lindsay became the first irrigation equipment manufacturer to offer a modular design. It's interchangeable parts provided Zimmatics with several competitive advantages, including lower freight and installation costs, reduced dealer inventory requirements and improved operating efficiency.
      Most impressive is the range of Zimmatics' leading-edge technology options. Lindsay was the first irrigation equipment manufacturer to provide farmers with a remote monitoring and control feature, having introduced its Remote Monitor Alarm and Control (R-MAC) in 1986. In 1992, Lindsay began offering its Automated Irrigation Management System (AIMS) Advance control panel. The AIMS Advance computer control allows farmers the convenience of pre-programming pivot functions rather than having to manually adjust the operating settings each time a change is desired.
      Today's state-of-the-art Zimmatic system also features Lindsay's AIMS Telemetry Network. Using it in conjunction with the AIMS Advance, farmers can program, monitor and control multiple center pivot systems through their personal computer. The Windows(R)-based program is also capable of collecting, storing and manipulating valuable planting, irrigation and environmental data,

---------------------------------------  --------------------------------------




                PHOTO OF                                  PHOTO OF
            FLOOD IRRIGATION                          PIVOT IRRIGATION





---------------------------------------  --------------------------------------
CENTER PIVOT IRRIGATION OFFERS SEVERAL SIGNIFICANT ADVANTAGES OVER THE OLDEST AND THE MOST COMMON METHOD - TRADITIONAL "SURFACE" OR "FLOOD IRRIGATION
INCLUDING: - USERS 40%-60% LESS WATER AND 90% LESS LABOR - CAN RESULT IN LESS CHEMICAL USE THEREBY REDUCING THE RISK OF ENVIRONMENTAL CONTAMINATION - IS NOT RESTRICTED TO USE ON LEVEL FARMLAND AND CAN BE USED ON ROLLING OR HILLY FARMLAND.

making center pivots a powerful tool for overall farm management. Lindsay believes this data collection and reporting capability will become increasingly sought after as more farmers have to comply with environmental regulations requiring them to document how much water and chemical inputs are used and where in the field each was applied. Additionally, the Telemetry Network lays the foundation for the next generation of Zimmatics, which will more fully support site-specific farming, for instance, by being integrated with Global Positioning Systems.

FROM NONE TO NUMBER ONE
Lindsay's introduction of Zimmatics' modular design corresponded with growth in the export market. Lower export freight costs and easier shipping allowed the company to penetrate markets abroad with impressive results--for over a decade, Lindsay has been the number-one U.S. exporter of center pivot and lateral move irrigation equipment.
         The international marketplace is more fragmented than the U.S. market with no one country currently offering the level of stable demand management believes is necessary to cost justify building an offshore manufacturing facility. Instead, Lindsay successfully relies on its cost-efficient U.S. manufacturing facility and its extensive network of high-quality, international dealers. Dealers are carefully selected for their ability to give the company broad access to the local market. To gain a foothold in new international markets, Lindsay frequently works through government agencies and private groups to identify agricultural initiatives by foreign governments seeking to modernize their farm economies. Lindsay sells on letters of credit or other secured terms and in U.S. dollars to limit financial exposure.

                    ---------------------------------------
                        IN 30 YEARS, LINDSAY HAS RISEN TO
                         A POSITION OF WORLD LEADERSHIP
                          IN CENTER PIVOT AND LATERAL
                          MOVE IRRIGATION. THE COMPANY
                       HAS GROWN ITS DISTRIBUTION NETWORK
                            TO OVER 350 INDEPENDENT
                         DEALER OUTLETS SPANNING ALMOST
                      90 COUNTRIES AND SUPPORTING SYSTEMS
                       IRRIGATING OVER 11 MILLION ACRES.
                    ---------------------------------------



FROM SALESPEOPLE TO IRRIGATION SPECIALISTS
In the early years, the scope of dealer responsibilities was limited to straight-forward sales and service. As Lindsay's product has become more sophisticated, however, dealer quality and expertise has become a critical focus. Today, Lindsay's dealers are irrigation specialists who consult farmers on a full range of irrigation issues, including system configuration, installation and the use of advanced irrigation technology features. Dealers are taught to assist farmers in attaining maximum productivity and an optimal return on their irrigation equipment investment.

-------------------------------------------------------------------------------



                                    [PHOTO]
                Dealer consulting with Farmer at an AIMS Control
                  Panel of a center pivot installed in a Field



-------------------------------------------------------------------------------
LINDSAY'S DEALERS ARE IRRIGATION SPECIALISTS WHO CONSULT FARMERS ON A FULL RANGE OF IRRIGATION ISSUES.


      Lindsay achieved this transformation by insisting on the highest professional standards in recruiting dealers to its network. Standards are then maintained through a comprehensive, individualized training regimen. Every year, Lindsay's regional managers sit down with each dealer in their district to set annual performance goals. They also assess what type of training or other support the company can provide to help them meet those goals. Progress is then evaluated each quarter and goals are revised where necessary, helping to assure continuous improvement. Training is hands-on and focuses on enabling dealers to design the most efficient, cost-effective systems as well as how to install and service them. Recently, the curriculum was expanded to include integrating Zimmatics into overall farm operations and helping farmers become better routine troubleshooters. When necessary, Lindsay's personnel also assist dealers in the field, thereby reinforcing, through practical application, knowledge gained in the classroom.
      Without question, farming and irrigation technology will grow more sophisticated. Water conservation pressures will continue to mount. Environment regulations will increase. And, farmers will be further challenged to improve the operating and financial success of their farms. As agriculture continues its evolution, more farmers will adopt advanced farming techniques, and they will need expert advice on optimal integration and operation. Continued improvement helps ensure that it will be Lindsay's dealers to whom farmers will look for irrigation equipment and advice.

FROM ASSEMBLY TO AUTOMATION
Perhaps the most dramatic example of the success of Lindsay's strategy is the manufacturing productivity gains the company has achieved through sweeping automation and process improvements. In 1979, it took 500 man-hours to produce an average center pivot; in 1998 it took 137. Due to automation and greater efficiency, peak-period capacity has risen 20 to 30% during the past two years. To achieve such impressive gains, management challenged all assumptions and invited every employee to do the same. The company's operations were redesigned and appropriate leading-edge manufacturing techniques employed, including robotics, just-in-time inventory management, statistical process control, cellular manufacturing and employee involvement programs.


                                  [BAR CHART]

                            INCREASING PRODUCTIVITY
                         (Man Hours Per Unit Processed)

YEAR                1979    1989    1993    1995    1997    1998
MAN HOURS            500     186     169     159     140     136

Perhaps the most dramatic example of the success of Lindsay's strategy is the productivity gains the company has achieved through sweeping automation and process improvements.

      One of Lindsay's greatest operational challenges is the highly seasonal nature of irrigation equipment demand, as end-user demand in its domestic market peaks January through May. Increasing peak-season manufacturing capacity through automation has helped maintain margins by reducing reliance on Lindsay's Floor Plan Marketing Program, which uses price incentives to encourage dealers to take delivery of equipment prior to the company's peak selling season. Automation has also helped Lindsay increase market share. Dealers no longer lose sales due to non-competitive peak-season delivery constraints.
      While the most dramatic productivity gains have been realized, there is still room for improvement. In fiscal 1998, Lindsay reduced the time required to manufacture an average center pivot by an additional three man-hours. The company hopes to attain an additional 10 to 15% reduction in required man-hours over the next three years. To keep pace with its evolving product technology, Lindsay will continue to invest in state-of-the-art manufacturing processes.

FROM IRRIGATION EQUIPMENT TO DIVERSIFIED PRODUCTS
Seeking a better return on investment in its manufacturing operations, the company began in 1987 to more fully utilize off-season capacity by providing outsource manufacturing services and selling large-diameter steel tubing. Today, Lindsay's Diversified Products segment has grown to a $25 million business, composing 16 percent of fiscal 1998 revenues. Lindsay's customer base includes some of the country's most demanding industrial companies, including Caterpillar Inc., Deere & Company and New Holland North America, Inc. Each benefits from Lindsay's sophisticated design and engineering capabilities as well as the company's ability to provide a wide spectrum of manufacturing services, including welding, machining, painting, punching, forming, galvanizing and hydraulic, electrical and mechanical assembly. Management's goal is to grow this segment to 25% of total sales, primarily by broadening the range of services Lindsay provides for its existing customer base. As irrigation equipment manufacturing becomes even more sophisticated, so too will Lindsay's outsource manufacturing capabilities.


As stated in Windows on the Future: Global Scenarios and Sustainability, "the contradiction between the modern world's imperative toward growth and the Earth's finite resources will ultimately be resolved in some way. The only question is how that will come about--whether through enlightened management, economic and environmental catastrophe, or some other means." Through the broader adoption of advanced farming techniques--including center pivot and lateral move irrigation--farmers can be enlightened managers of the world's land, water and energy. At the same time, they can be more profitable by being more productive. Lindsay Manufacturing Co. is committed to being the irrigation equipment provider of choice. By continuing to capitalize on change through its proven strategy, the company believes it will deliver further value to its customers, its dealers and its shareholders.

Lindsay Manufacturing Co.
SELECTED FINANCIAL DATA

($in millions, except per share amounts)                          For the years ended August 31,
----------------------------------------------------------------------------------------------------------------------------------
                                           1998    1997    1996    1995    1994    1993    1992    1991   1990    1989   1988
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues.....................   $155.7  $158.3  $136.2  $111.8  $112.7  $102.1  $108.9   $98.7  $102.7  $92.6  $76.1
Gross profit...........................     42.8    40.9    32.7    25.9    25.7    23.8    23.8    21.5    20.0   18.6   11.8
Selling, general and administrative,
 and engineering and research
 expenses..............................     15.7    14.4    13.4    11.9    11.6    10.7    10.9    10.5     9.6    8.2    7.0
Earnings before cumulative effect
 of accounting change..................     23.5    20.1    16.5    11.7    11.2    10.7    11.0     8.9     8.4    7.4    3.8
Net earnings...........................     23.5    20.1    16.5    11.7    11.9    10.7    11.0     8.9     8.4    7.4    3.8
Earnings before cumulative effect
of accounting change per share(1)......     1.61    1.34    1.08    0.73    0.68    0.66    0.68    0.57    0.54   0.47   0.24
Net earnings per share(1)..............     1.61    1.34    1.08    0.73    0.72    0.66    0.68    0.57    0.54   0.47   0.24
Cash dividends per share(1)............    0.125   0.091   0.067       0       0       0       0       0       0      0
Property, plant and equipment, net.....     14.1    11.3     9.7     7.2     5.6     5.6     6.0     5.4     4.7    4.4    4.6
Total assets...........................    108.9   108.0    96.8    86.1    88.4    79.9    71.4    60.4    46.9   31.7   24.0

Long-term obligation...................   $  0.1  $  0.3  $    0  $    0  $    0  $    0  $    0   $   0  $    0  $   0  $   0
Return on sales........................     15.1%   12.7%   12.1%   10.5%   10.6%   10.5%   10.1%    9.0%    8.2%   8.0%   5.0%
Return on beginning assets.............     21.7%   20.7%   19.2%   13.2%   14.9%   15.0%   18.2%   19.0%   26.4%  30.8%  19.9%
----------------------------------------------------------------------------------------------------------------------------------

(1) For 1998, 1997, 1996, 1995, 1994, 1993, 1992, 1991, 1990 and 1989 per share amounts are calculated using diluted average shares outstanding, 14,555,794, 14,979,595, 15,226,317, 15,933,315, 16,417,708, 16,358,291, 16,309,546,
15,689,710, 15,631,736 and 15,719,414. For 1988, per share amounts are calculated based on Lindsay's 15,719,063 outstanding shares as of October 12, 1988, the date of the initial public offering, since at that time all of the outstanding shares of Lindsay were owned by DEKALB Energy Company. Per share amounts and number of shares reflect the three-for-two stock split in June 1998.


QUARTERLY DATA

($in thousands, except per share amounts)      For the three months ended the last day of
----------------------------------------------------------------------------------------------
                                             November     February        May         August
----------------------------------------------------------------------------------------------
FISCAL 1998
 OPERATING REVENUES........................  $  37,448     $ 49,708     $ 43,904    $  24,647
 COST OF OPERATING REVENUES................     27,891       35,853       31,711       17,411
 EARNINGS BEFORE INCOME TAXES..............      6,952       10,611       13,034        4,035
 NET EARNINGS..............................      4,692        7,163        8,797        2,828
 NET EARNINGS PER SHARE....................       0.32         0.49         0.60         0.21
 MARKET PRICE (NYSE)(1)
  HIGH.....................................  $  33 1/2     $     29     $32 9/16    $30 15/16
  LOW......................................    25 5/16      25 7/16      26 3/16           20
Fiscal 1997
 Operating revenues........................  $  39,467     $ 45,693     $ 41,663    $  31,504
 Cost of operating revenues................     30,003       33,942       30,370       23,092
 Earnings before income taxes..............      7,073        8,963        8,902        4,991
 Net earnings..............................      4,809        6,096        6,053        3,094
 Net earnings per share....................       0.32         0.40         0.41         0.21
 Market price (Nasdaq National Market)(1)
  High.....................................  $20 11/16     $24 5/16     $ 24 1/2    $      26
  Low......................................    16 9/16     17 13/16     18 11/16      19 5/16
----------------------------------------------------------------------------------------------

1998: During the third quarter the Company reached an agreement to settle litigation for $4.0 million (post tax $2.7 million/$0.18 per share) which is included in other income. Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $1,673,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve. Additional fourth-quarter accrual adjustments increased pre-tax earnings $410,000 for compensation costs including bonus earnouts and vacation pay. 1997: Fourth-quarter adjustments resulting in a net increase in pre-tax earnings of $1,445,000 were made to inventory accounts (due to physical inventory), the LIFO inventory reserve and the obsolete inventory reserve. Additional fourth-quarter accrual adjustments decreased pre-tax earnings $440,000 for compensation costs including bonus earnouts and vacation pay. Share amounts and per share results for all periods are stated on a diluted basis and have been adjusted to reflect Lindsay's three-for-two stock split declared on June, 15 1998.
(1) Lindsay common stock began trading October 21, 1997, on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN.

Lindsay Manufacturing Co.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
Revenue growth from the U.S. market for center pivot and lateral move irrigation equipment was more than offset by lower revenues from both the export market for irrigation equipment and the Company's diversified products business. In total, Lindsay's revenues for fiscal 1998 were 1.7% lower than in 1997. Net earnings, however, grew 17.1% during the year (3.6% before a $4.0 million pretax gain from the settlement of litigation).
     Lindsay undertook a three-for-two stock split in June 1998 -- the Company's fifth three-for-two stock split since 1989 -- and continued its share repurchase program, repurchasing 708,743 shares for $19.4 million during the year. The Company continues to have a solid balance sheet with no debt (other than a capitalized lease for computer hardware) and strong financial ratios.

RESULTS OF OPERATIONS

FISCAL YEAR 1998 COMPARED TO 1997
The following table provides highlights for fiscal 1998 compared with fiscal
1997.

================================================================================
                                            For the Years Ended Percent Increase
                                                   August 31,          (Decrease)
                                            ------------------------------------
($in thousands)                                1998          1997
--------------------------------------------------------------------------------
Consolidated
  Operating Revenues.....................    $155,707      $158,327     (1.7%)
  Cost of Operating Revenues.............    $112,866      $117,407     (3.9)
  Gross Profit...........................    $ 42,841      $ 40,920      4.7
  Gross Margin...........................        27.5%         25.8%
  Selling, Eng. & Research, and
   G&A Expense...........................    $ 15,713      $ 14,444      8.8
  Operating Income.......................    $ 27,128      $ 26,476      2.5
  Operating Margin.......................        17.4%         16.7%
  Interest Income, net...................    $  3,197      $  2,998      6.6
  Other Income, net......................    $  4,307      $    455      N/A
  Income Tax Provision...................    $ 11,152      $  9,877     12.9
  Effective Income Tax Rate..............        32.2%         33.0%
  Net Earnings...........................    $ 23,480      $ 20,052     17.1

Irrigation Equipment Segment (See Note L)
  Operating Revenues.....................    $130,461      $131,583     (0.9)
  Operating Income.......................    $ 31,840      $ 29,895      6.5
  Operating Margin.......................        24.4%         22.7%
Diversified Products Segment (See Note L)
  Operating Revenues.....................    $ 25,246      $ 26,744     (5.6)
  Operating Income.......................    $  5,216      $  6,055    (13.9%)
  Operating Margin.......................        20.7%         22.6%

================================================================================

REVENUES
Operating revenues fell 1.7% to $155.7 million in fiscal 1998, compared to record revenues of $158.3 million in fiscal 1997. Domestic irrigation equipment revenues increased 4% to $99.6 million from $96.2 million in fiscal 1997. Fiscal 1998 export irrigation equipment revenues at $27.8 million were down 14% from $32.3 million in fiscal 1997. Diversified product revenues totaled $25.2 million in fiscal 1998, 6% under fiscal 1997's $26.7 million. Other revenues, primarily consisting of revenues from freight services, are included with irrigation equipment in the above table and totaled $3.1 million in each of fiscal 1998 and 1997.
     The U.S. market for center pivot and lateral move irrigation equipment continued to grow during the first three quarters of fiscal 1998. During the fourth quarter, however lower crop and other agricultural commodity prices raised farmer concern about farm income and demand slowed.
     Fiscal 1998 export irrigation equipment revenues were negatively impacted by a strong U.S. dollar throughout most of the year, particularly in our Western European and South African markets. Additionally, an abnormally wet spring in our primary Latin American market reduced sales activity.
     Fiscal 1998's 6% reduction in diversified products revenues was the result of lower sales of both Lindsay's large diameter steel tubing and outsource manufacturing components. Major outsource manufacturing customers continue to be Caterpillar Inc., Deere & Company, and New Holland North America,Inc.
     At August 31, 1998, Lindsay's order backlog for irrigation equipment was $6.9 million, down significantly from $17.1 million at August 31, 1997. Lindsay's August 31, 1998, order backlog for diversified products was $7.2 million as compared to $10.2 million at August 31, 1997.

GROSS MARGIN
Fiscal 1998 gross margin of 27.5% was up from 25.8% in fiscal 1997 and 24.0% in fiscal 1996. Gross margin for fiscal 1998 was favorably impacted by increased automation resulting in improved productivity and efficiencies and by continued strong demand during most of the year in the U.S. market for irrigation equipment which yielded a continued favorable pricing environment. Raw material costs, in total, continued to be relatively stable.

OPERATING EXPENSES
Selling, engineering and research, and general and administrative expenses grew 8.8% in fiscal 1998, totaling $15.7 million as compared to $14.4 million in fiscal 1997. The increase is primarily due to increases in wage, salary and benefit costs (including group health insurance) and increased advertising and dealer promotion expenditures partially offset by lower legal fee costs.

INTEREST INCOME, OTHER INCOME AND TAXES
Lindsay's interest income is primarily generated from its investments in short-term (0 to 12 months) and intermediate-term (12 to 36 months) investment grade municipal bonds, on which interest earnings are exempt from federal taxes, and short-term investment grade commercial paper. Fiscal 1998 interest income of $3.2 million is up slightly from $3.0 million in fiscal 1997. Fiscal 1998 other income of $4.3 million includes income of $4.0 million due to an agreement the Company reached with an insurer to settle litigation which Lindsay initiated in 1990.
     Lindsay's fiscal 1998 effective tax rate decreased to 32.2% from 33% for fiscal 1997. The Company currently benefits, and expects to continue to benefit from the foreign sales corporation federal tax provisions as they relate to export sales, the federal tax free status of interest earned from its municipal investments and State of Nebraska economic development tax credits.

RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED TO 1996
The following table provides highlights for fiscal 1997 compared with fiscal
1996.


====================================================================================
                                               For the Years Ended  Percent Increase
                                                   August 31,          (Decrease)
                                             ---------------------------------------
($in thousands)                                1997          1996
------------------------------------------------------------------------------------
Consolidated
  Operating Revenues......................   $158,327      $136,233        16.2%
  Cost of Operating Revenues..............   $117,407      $103,486        13.5
  Gross Profit............................   $ 40,920      $ 32,747        25.0
  Gross Margin............................       25.8%         24.0%
  Selling, Eng. & Research, and
   G&A Expense............................   $ 14,444      $ 13,363         8.1
  Operating Income........................   $ 26,476      $ 19,384        36.6
  Operating Margin........................       16.7%         14.2%
  Interest Income, net....................   $  2,998      $  2,936         2.1
  Other Income, net.......................   $    455      $  1,620       (71.9)
  Income Tax Provision....................   $  9,877      $  7,422        33.1
  Effective Income Tax Rate...............       33.0%         31.0%
  Net Earnings............................   $ 20,052      $ 16,518        21.4
Irrigation Equipment Segment (See Note L)
  Operating Revenues......................   $131,583      $115,908        13.5
  Operating Income........................   $ 29,895      $ 24,013        24.5
  Operating Margin........................       22.7%         20.7%
Diversified Products Segment (See Note L)
  Operating Revenues......................   $ 26,744      $ 20,325        31.6
  Operating Income........................   $  6,055      $  4,181        44.8%
  Operating Margin........................       22.6%         20.6%
====================================================================================

REVENUES
Operating revenues grew 16.2% to $158.3 million in fiscal 1997, compared to $136.2 million in fiscal 1996. Fiscal 1997 U.S. irrigation equipment revenues totaled $96.2 million, a 7% increase from $90.0 million in fiscal 1996. Fiscal 1997 export irrigation equipment revenues grew 40% to $32.3 million as compared to $23.1 million in fiscal 1996. Diversified products revenues also grew during the year, increasing 32% to $26.7 million compared to $20.3 million in fiscal 1996. Other revenues, primarily consisting of revenues from freight services, are included with irrigation equipment in the above table and totaled $3.1 million in fiscal 1997.
     The market for center pivot and lateral move irrigation equipment in the U.S. continued to grow in fiscal 1997, but at a rate somewhat lower than in fiscal 1996 when Lindsay recorded a 25% increase in U.S. irrigation equipment revenues. Through expanded automation and process improvements, Lindsay was able to increase its manufacturing productivity and capacity. These factors along with the Company's use of creative sales and marketing programs enabled Lindsay to continue to grow the revenues and profitability of its domestic irrigation equipment business.
     Fiscal 1997 export irrigation equipment revenues grew by 40% over fiscal 1996. The Mexican and Latin American, Canadian, African and Australian markets each continued their growth during the year.
     Diversified products revenues resumed their growth during fiscal 1997. The Company recorded increased revenues from both the large diameter steel tubing and the outsource manufacturing components of its diversified products segment. Caterpillar Inc., Deere & Company, and New Holland North America, Inc. each contributed to the outsource manufacturing revenue growth.
     At August 31, 1997, Lindsay had a $17.1 million order backlog for irrigation equipment, a slight increase from fiscal 1996's year-end irrigation equipment order backlog of $16.6 million. At August 31, 1997, Lindsay's order backlog for diversified products totaled $10.2 million, up 12% from $9.1 million at the end of fiscal 1996.

GROSS MARGIN
Fiscal 1997 gross margin of 25.8% was up from 24.0% in fiscal 1996 and 23.1% in fiscal 1995. Gross margin for fiscal 1997 was favorably impacted by continued improvements in manufacturing productivity and efficiencies and by continued strong demand in both the U.S. and export markets for irrigation equipment.

OPERATING EXPENSES
Selling, engineering and research, and general and administrative expenses grew 8.1% in fiscal 1997, totaling $14.4 million as compared to $13.4 million in fiscal 1996. The increase is primarily due to increases in professional fees, travel, advertising and salary and benefit costs partially offset by lower bad debt expenses.

INTEREST INCOME, OTHER INCOME AND TAXES
Fiscal 1997 interest income of $3.0 million is up slightly from $2.9 million in fiscal 1996. Fiscal 1997 other income of $0.5 million is down significantly from $1.6 million in fiscal 1996 which included $1.4 million from the State of Nebraska for the growth of jobs and investment at the Lindsay facility during the years 1989 through 1994. Lindsay's fiscal 1997 effective tax rate grew to 33% compared to an effective tax rate of 31% for fiscal 1996.

FINANCIAL POSITION AND LIQUIDITY
The discussion of financial position and liquidity focuses on the balance sheet and statement of cash flows. Lindsay requires cash for financing its receivables, inventories, capital expenditures, stock repurchases and dividends. Over the years, Lindsay has financed its growth through funds provided by operations. Cash flows provided by operations of $29.0 million for fiscal 1998 increased from $21.3 million in fiscal 1997. The increase in cash flows provided by operating activities in fiscal 1998 was primarily due to net earnings and a reduction in receivables. Fiscal 1997 cash flows provided by operating activities was principally due to net earnings.
     Receivables at August 31, 1998, decreased $4.8 million to $14.1 million from $18.9 million, which was primarily due to reduced sales activity during the last month of the fiscal year. Inventories of $10.2 million at August 31, 1998, were comparable to $10.0 million at August 31, 1997.
     Current liabilities of $16.8 million at August 31, 1998, are lower than their $19.5 million balance at August 31, 1997. The decrease from August 31, 1997, is principally due to lower accruals for environmental remediation costs, insurance and current state and federal income taxes.
     Cash flows used in investing activities of $9.1 million for fiscal 1998 were comparable to $9.2 million in fiscal 1997 and for both periods was primarily attributable to purchases of marketable securities and capital expenditures, partially offset by proceeds from marketable securities.
     Lindsay's cash and short-term marketable securities totaled $22.5 million at August 31, 1998 as compared to $16.3 million at August 31, 1998. At August 31, 1998, Lindsay had $43.2 million invested in long-term marketable securities which represent intermediate-term (one to three year maturities) municipal debt, as compared to $45.8 million at August 31, 1997.
     Cash flows used in financing activities of $20.3 million for fiscal 1998 increased from $10.2 million in fiscal 1997 and for both periods was primarily attributable to dividends paid and to purchases of treasury stock partially offset by proceeds from the issuance of common stock under the Company's stock option Plan.

     Capital expenditures of $5.1 million during fiscal 1998 increased from $3.3 million in fiscal 1997 and were used primarily for upgrading manufacturing plant and computer equipment. Lindsay expects its fiscal 1999 capital expenditures to be approximately $4.0 to $5.0 million which will be used to complete the conversion of a major fabrication process started in fiscal year 1998 to further automate Lindsay's facility, a new employee break-room and office renovation and expansion, and other planned improvements.
     Depreciation totaled $2.3 million in fiscal 1998 and is expected to increase to approximately $2.7 million in fiscal year 1999.
     Lindsay expended $19.4 million in fiscal 1998 to repurchase 708,743 shares of its common stock. In fiscal 1997, Lindsay repurchased 312,300 shares of its common stock using $9.9 million.
     Lindsay believes its capitalization (including cash and marketable securities balances) and operating cash flow are sufficient to cover expected working capital needs, planned capital expenditures, dividends and repurchases of common stock.

     FISCAL 1999 OUTLOOK

IRRIGATION EQUIPMENT
The market for center pivot and lateral move irrigation equipment in the U.S. softened during Lindsay's fourth quarter of fiscal 1998. Lower crop and other agricultural commodity prices caused by an expectation of a near-record sized U.S. crop harvest (an increase in supply) occurring at the same time that economic turmoil in Asia and other developing countries reduced worldwide demand for these same crops and commodities. We expect these low agricultural commodity prices to continue to result in reduced demand for center pivot and lateral move irrigation equipment throughout fiscal 1999. However, we believe that the first half of fiscal 1999 will be impacted to a greater degree than the second half of the year, with first half revenue falling about 40 percent and earnings possibly falling 60 to 65 percent. For the second half of the year, we believe revenues, although still lower, will be in a range more similar to those posted during the second half of fiscal 1998. Net cash farm income for calender 1998 is currently projected at $56 billion as compared to $60 to $61 billion in both 1997 and 1996, which were record highs. Farmers continue to be in a strong financial condition with an average debt to equity ratio estimated at 17.5% in 1997 as compared to 29.8% in 1985. Additionally, current interest rates are relatively low and are stable. These factors mitigate, to a certain extent, the lower commodity prices and the prospects for lower net cash farm income in 1999.
     Longer-term, Lindsay believes that the desire of U.S. farmers to reduce variable input costs, increase or stabilize crop yields, reduce labor input and conserve water and energy will continue to drive demand for center pivot and lateral move irrigation equipment. The Company believes that these demand drivers will result in long-term growth in demand for its irrigation equipment to average in the 6% to 8% per annum range.
     Export sales of center pivot and lateral move irrigation equipment in fiscal 1999 are expected to be roughly flat with fiscal 1998's $27.8 million. Lindsay expects the majority of its 1999 export sales to come from Canada, Mexico and Latin America, Australia, Western Europe and South and Central Africa.
     Lindsay's domestic and international irrigation equipment sales are highly dependent upon the need for irrigated agricultural production which, in turn, depends upon many factors including total worldwide crop production, the profitability of agricultural production, commodity prices, aggregate net cash farm income, governmental policies regarding the agricultural sector, water and energy conservation policies and the regularity of rainfall.
     Approximately 18%, 20% and 17% of Lindsay's revenues were generated from export sales in fiscal 1998, 1997 and 1996, respectively. Lindsay does not believe it has significant exposure to foreign currency translation risks because its export sales are all in U.S. dollars and are generally all shipped against prepayments or irrevocable letters of credit which are confirmed by a U.S. bank or other secured means.

DIVERSIFIED PRODUCTS
Lindsay's diversified products segment consists of two major products: large-diameter thin-wall round steel tubing and outsource manufacturing services. Diversified products customers for both products primarily consist of agricultural and industrial capital goods manufacturers. Because of the ag-related component, Lindsay believes that its diversified product revenues will most likely decline slightly in fiscal 1999 compared to fiscal 1998. Lindsay's long-term goal has been, and continues to be, to build its diversified products segment to total 25% of total annual revenues.

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

OTHER FACTORS
Environmental contamination at Lindsay's manufacturing facility occurred in 1982 when a drill, operated by a sub-contractor installing groundwater monitoring wells, punctured a silt and sand lens and an underlying clay layer beneath a clay-lined waste lagoon. The 1982 puncture of the clay layer caused acid and solvent leachate to enter the sand and gravel aquifer.
     Since 1983, Lindsay has worked actively with the Nebraska Department of Environmental Control (NDEC) to remediate this contamination by purging and treating the aquifer. In October 1989, the Environmental Protection Agency (EPA) added Lindsay to the list of priority Superfund sites. In 1988, a sampling which was performed in connection with an investigation of the extent of aquifer groundwater contamination, revealed solvent contamination (volatile organic compounds) in the soil and shallow groundwater in three locations at and in the vicinity of the plant. Under a 1988 agreement with the EPA and NDEC, Lindsay conducted a Remedial Investigation/Feasibility Study (RI/FS). This study was completed in June 1990. Lindsay does not believe that there is any other soil or groundwater contamination at the manufacturing facility.
     In September 1990, the EPA issued its Record of Decision (ROD) selecting a plan for completing the remediation of both contaminations. The selected plan implementation was delayed until finalization of the Consent Decree in April 1992. The final remediation plans were approved in 1993 and 1994 and the remediation plans were fully implemented during fiscal 1995.
     The balance sheet reserve for this remediation was $0.1 million and $0.3 million at August 31, 1998 and 1997 respectively. Lindsay believes that this is sufficient to cover the estimated cost for complete remediation of both the aquifer and soil and shallow groundwater contaminations under the final plans. If the EPA or NDEC require remediation which is in addition to or different from the current plan, this reserve could increase or decrease, depending on the nature of the change in events.
     Lindsay believed that its insurer should cover costs associated with the contamination of the aquifer that was caused by the puncture of the clay layer in 1982. In May, 1998, the Company reached an agreement to settle this claim with the insurer for $4.0 million which is included in other income.

YEAR 2000 ISSUES
The Company, in late fiscal 1996, began to informally address Year 2000 issues with its Information Technology ("IT") systems with a decision to replace its in-house-developed manufacturing and financial software with Year 2000 compliant standardized Enterprise Resource Planning ("ERP") software. Management selected Software Systems Associates, Inc.'s ("BPCS") ERP software in early 1997. Hardware procurement and BPCS ERP software implementation progressed during fiscal 1997 and fiscal 1998. Implementation of this BPCS ERP software is expected to be 70 to 80% complete as of November 30, 1998.
     Additionally, the Company, in March 1998, commenced a more comprehensive review of its Year 2000 issues with the formation of a Year 2000 Task Force, This task force has inventoried and assessed both its IT and non-IT systems (embedded technology such as microcontrollers or programmable logic controllers in manufacturing equipment or in the products Lindsay sells). The task force is in the process of inventorying, assessing and confirming the Year 2000 compliance status of the Company's critical suppliers and third-party providers.
     The Company believes that 75 to 85% of the remediation work to become Year 2000 compliant has been completed, however little final testing has been performed. Lindsay believes that it will be fully Year 2000 compliant in the June 1999, through October 1999, timeframe.
     Lindsay believes that it's costs for becoming Year 2000 compliant are expected to total approximately $2.5 million of which 75% has been incurred to date (approximately $0.9 million in both fiscal 1997 and 1998). These costs include hardware costs, software costs and outside consulting costs but do not include the costs for time that its employees have or are expected to spend on Year 2000 issues.
     The Company believes that its most reasonable likely worst case Year 2000 scenario includes a short-term interruption in its ability to manufacture and ship product because: (1) one or more of the company's suppliers or third-party providers are unable to provide the material or services expected, and (2) one or more parts of the Company's IT system software or non-IT systems operate incorrectly.
     Because of the progress which has been made toward achieving Year 2000 compliance, the Company has not made specific formal contingency plans. However, informal contingency plans have been made. If knowledge of outside providers' noncompliance becomes evident or events occur that are adverse to the Company's plan for compliance, the Company will develop and implement specific formal contingency plans as required. Despite the Company's efforts to address its Year 2000 issues, there can be no assurances that Year 2000 related failures of the Company's IT systems software or non-IT systems, or that Year 2000 related IT systems software or non-IT systems, or that Year 2000 related failures by suppliers or third parties with which the Company interacts, will not have a material adverse effect on the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on the Company's consolidated financial position, results of operations or cash flows.
     Lindsay adopted SFAS No. 128, "Earnings per Share," in 1998. In accordance with SFAS No. 128, the Company has presented both basic net earnings per share and diluted net earnings per share in its financial statements.

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

/s/ Gary D. Parker                                  /s/ Bruce C. Karsk

Gary D. Parker                                      Bruce C. Karsk
Chairman, President and                             Vice President-Finance,
Chief Executive Officer                             Treasurer and Secretary


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lindsay Manufacturing Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and shareholders equity and cash flows present fairly, in all material respects, the financial position of Lindsay Manufacturing Co. and its subsidiaries at August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Omaha, Nebraska                                       PricewaterhouseCoopers LLP
October 8, 1998

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     Years ended August 31,
==================================================================================================================
(in thousands, except per share amounts)                                          1998        1997        1996
------------------------------------------------------------------------------------------------------------------
Operating revenues ........................................................... $155,707    $158,327      $136,233
Cost of operating revenues ...................................................  112,866     117,407       103,486
                                                                               --------    --------      --------
Gross profit .................................................................   42,841      40,920        32,747
                                                                               --------    --------      --------
Operating expenses:
 Selling expense .............................................................    5,785       4,970         4,553
 General and administrative expense ..........................................    8,102       7,898         7,380
 Engineering and research expense ............................................    1,826       1,576         1,430
                                                                               --------    --------      --------
Total operating expenses .....................................................   15,713      14,444        13,363
                                                                               --------    --------      --------
Operating income .............................................................   27,128      26,476        19,384
Interest income, net .........................................................    3,197       2,998         2,936
Other income, net ............................................................    4,307         455         1,620
                                                                               --------    --------      --------
Earnings before income taxes .................................................   34,632      29,929        23,940
Income tax provision .........................................................   11,152       9,877         7,422
                                                                               --------    --------      --------
Net earnings ................................................................. $ 23,480    $ 20,052      $ 16,518
                                                                               ========    ========      ========
Basic net earnings per share ................................................. $   1.68    $   1.41      $   1.14
                                                                               ========    ========      ========
Diluted net earnings per share ............................................... $   1.61    $   1.34      $   1.08
                                                                               ========    ========      ========
Average shares outstanding ...................................................   13,936      14,244        14,497
Diluted effect of stock options ..............................................      620         736           729
                                                                               --------    --------      --------
Average shares outstanding assuming dilution .................................   14,556      14,980        15,226
                                                                               ========    ========      ========
Cash dividends per share ..................................................... $  0.125    $  0.091      $  0.067
                                                                               ========    ========      ========

===============================================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

===============================================================================================================================
                                                         Shares of                 Capital
                                                                                 in excess                               Total
                                                     Common   Treasury   Common  of stated  Retained   Treasury  shareholders'
($in thousands)                                       stock      stock    stock      value  earnings      stock         equity
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 31, 1995                        4,842,805    474,880  $ 4,843    $ 4,412  $ 72,447  $(12,959)      $  68,743
Net earnings                                             --         --       --         --    16,518        --          16,518
Cash dividends ($0.067 per share)                        --         --       --         --      (963)       --            (963)
Net shares issued under stock option plan            58,170         --       58        934        --        --             992
Stock option tax benefits                                --         --       --         35        --        --              35
Acquisitions of common stock                             --    230,200       --         --        --    (8,489)         (8,489)
Three-for-two stock split                         2,427,038    282,740    2,427     (2,427)       --        --              --
Fractional shares paid from stock split                 (52)        --       --         (2)       --        --              (2)
                                                 ----------  ---------  -------    -------  --------  --------       ---------
BALANCE AT AUGUST 31, 1996                        7,327,961    987,820    7,328      2,952    88,002   (21,448)         76,834
Net earnings                                             --         --       --         --    20,052        --          20,052
Cash dividends ($0.091 per share)                        --         --       --         --    (1,298)       --          (1,298)
Net shares issued under stock option plan           147,790         --      148        855        --        --           1,003
Stock option tax benefits                                --         --       --        255        --        --             255
Acquisitions of common stock                             --    280,000       --         --        --    (9,876)         (9,876)
Three-for-two stock split                         3,727,560    526,210    3,727     (3,610)     (117)       --              --
Fractional shares paid from stock split                 (55)        --       --         (2)       --        --             (2)
                                                 ----------  ---------  -------    -------  --------  --------       ---------
BALANCE AT AUGUST 31, 1997                       11,203,256  1,794,030   11,203        450   106,639   (31,324)         86,968
NET EARNINGS                                             --         --       --         --    23,480        --          23,480
CASH DIVIDENDS ($0.125 PER SHARE)                        --         --       --         --    (1,734)       --          (1,734)
NET SHARES ISSUED UNDER STOCK OPTION PLAN           126,273         --      126        860        --        --             986
STOCK OPTION TAX BENEFITS                                --         --       --        591        --        --             591
ACQUISITIONS OF COMMON STOCK                             --    607,743       --         --        --   (19,409)        (19,409)
THREE-FOR-TWO STOCK SPLIT                         5,664,514    998,015    5,665     (1,044)   (4,621)       --              --
FRACTIONAL SHARES PAID FROM STOCK SPLIT                 (94)        --       --         (2)       --        --              (2)
                                                 ----------  ---------  -------    -------  --------  --------       ---------
BALANCE AT AUGUST 31, 1998                       16,993,949  3,399,788  $16,994    $   855  $123,764  $(50,733)      $  90,880
                                                 ==========  =========  =======    =======  ========  ========       =========
===============================================================================================================================

The accompanying notes are an integral part of the financial statements.

Lindsay Manufacturing Co.
CONSOLIDATED BALANCE SHEETS

                                                                                                    At August 31,
=======================================================================================================================
($in thousands, except par values)                                                               1998           1997
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents ...............................................................     $  3,794       $  4,231
 Marketable securities ...................................................................       18,704         12,077
 Receivables .............................................................................       14,066         18,900
 Inventories .............................................................................       10,198          9,995
 Deferred income taxes ...................................................................        3,861          4,547
 Other current assets ....................................................................           92             77
                                                                                               --------       --------
  Total current assets ...................................................................       50,715         49,827
Long-term marketable securities ..........................................................       43,164         45,802
Property, plant and equipment, net .......................................................       14,071         11,294
Other noncurrent assets ..................................................................          964          1,060
                                                                                               --------       --------
Total assets .............................................................................     $108,914       $107,983
                                                                                               ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable, trade .................................................................     $  4,936         $4,993
 Other current liabilities ...............................................................       11,723         14,337
 Current portion of capital lease obligation .............................................          142            149
                                                                                               --------       --------
  Total current liabilities ..............................................................       16,801         19,479
Other noncurrent liabilities .............................................................        1,125          1,274
Obligation under capital lease less current portion ......................................          108            262
                                                                                               --------       --------
Total liabilities ........................................................................       18,034         21,015
                                                                                               --------       --------
Contingencies

Shareholders' equity:
 Preferred stock, ($1 par value, 2,000,000 shares authorized, no shares issued and outstanding in 1998 and 1997) .........................................................
 Common stock, ($1 par value, 25,000,000 shares authorized, 16,993,949 and
   11,203,256 shares issued in 1998 and 1997) ............................................       16,994         11,203
 Capital in excess of stated value .......................................................          855            450
 Retained earnings .......................................................................      123,764        106,639
 Less treasury stock, (at cost, 3,399,788 shares in 1998 and
  1,794,030 shares in 1997) ..............................................................      (50,733)       (31,324)
                                                                                               --------       --------
Total shareholders' equity ...............................................................       90,880         86,968
                                                                                               --------       --------
Total liabilities and shareholders' equity ...............................................     $108,914       $107,983
                                                                                               ========       ========
=======================================================================================================================

The accompanying notes are an integral part of the financial statements.

Lindsay Manufacturing Co.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years ended August 31,
==================================================================================================================
($ in thousands)                                                                  1998        1997          1996
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings................................................................   $23,480     $20,052       $16,518
 Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization..............................................     2,286       2,015         1,486
  Amortization of marketable securities premiums, net........................       187         213           325
  (Gain) loss on sale of fixed assets........................................      (152)         13           (83)
  Gain on maturities of marketable securities held-to-maturity...............        (1)        (14)          (14)
  Gain on sale of marketable securities available-for-sale...................         0           0            (8)
  Provision for uncollectible accounts receivable............................         0          20           150
  Deferred income taxes......................................................       686      (1,178)         (565)
  Stock option tax benefits..................................................       591         255            35

 Changes in assets and liabilities:
  Receivables................................................................     4,834       1,208        (9,925)
  Inventories................................................................      (203)     (2,195)       (2,416)
  Other current assets.......................................................       (15)        193         1,621
  Accounts payable...........................................................       (57)       (922)        1,620
  Other current liabilities..................................................    (1,735)      1,891         1,808
  Current taxes payable......................................................      (879)       (336)         (662)
  Other noncurrent assets and liabilities....................................       (53)         53           (70)
                                                                               --------     -------       -------
 Net cash provided by operating activities...................................    28,969      21,268         9,820
                                                                               --------     -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property, plant and equipment..................................    (5,091)     (3,335)       (4,038)
 Proceeds from sale of property, plant and equipment.........................       180         162           108
 Purchases of marketable securities held-to-maturity.........................   (17,085)    (30,910)      (19,880)
 Proceeds from maturities of marketable securities held-to-maturity..........    12,910      24,904        16,775
 Proceeds from sale of marketable securities available-for-sale..............         0           0         3,525
                                                                               --------     -------       -------
 Net cash used in investing activities.......................................    (9,086)     (9,179)       (3,510)
                                                                               --------     -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments under capital lease obligation...........................      (161)        (47)            0
 Proceeds from issuance of common stock under stock option plan..............       986       1,003           992
 Three-for-two stock split fractional shares paid in cash....................        (2)         (2)           (2)
 Dividends paid..............................................................    (1,734)     (1,298)         (963)
 Purchases of treasury stock.................................................   (19,409)     (9,876)       (8,489)
                                                                               --------     -------       -------
 Net cash used in financing activities.......................................   (20,320)    (10,220)       (8,462)
                                                                               --------     -------       -------
 Net increase (decrease) in cash and cash equivalents........................      (437)      1,869        (2,152)
 Cash and cash equivalents, prior year.......................................     4,231       2,362         4,514
                                                                               --------     -------       -------
 Cash and cash equivalents, current year.....................................   $ 3,794     $ 4,231       $ 2,362
                                                                               ========     =======       =======
SUPPLEMENTAL CASH FLOW INFORMATION:
 Income taxes paid...........................................................   $11,344     $11,421       $ 8,649
 Interest paid...............................................................   $    44     $    17       $    91
==================================================================================================================

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

(3) WARRANTY COSTS
Cost of operating revenues included warranty costs of $774,000, $796,000 and $1,073,000 for the years ended August 31, 1998, 1997 and 1996, respectively. Provision for the estimated warranty costs is made in the period in which such costs become probable and is periodically adjusted to reflect actual experience.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND
LONG-TERM MARKETABLE SECURITIES
Cash equivalents are included at cost, which approximates market. At August 31, 1998, Lindsay's cash equivalents were held primarily by one financial institution. Marketable securities and long-term marketable securities are categorized as held-to-maturity or available-for-sale. Investments in the held-to-maturity category are carried at amortized cost. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses as a separate component of shareholders' equity. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Lindsay considers all highly liquid investments with original maturities of three months or less to be cash equivalents, while those having maturities in excess of three months are classified as marketable securities or as long-term marketable securities when maturities are in excess of one year. Marketable securities and long-term marketable securities consist of investment-grade municipal bonds.

     On November 15, 1995, the Financial Accounting Standards Board Staff issued a special report on statement 115 "Accounting for Certain Investments in Debt and Equity Securities" that includes special transition provisions for the one-time reassessment and reclassification of securities from the held-to-maturity category during the period November 15, 1995 to December 31, 1995. Lindsay transferred securities maturing July 1, 1996 and August 1, 1996 from the held-to-maturity classification to the available-for-sale classification on December 20, 1995. The total amortized cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value for the securities transferred are $3,518,687, $8,233, $0.0 and $3,526,920, respectively.
     There are no investments in the available-for-sale category included in marketable securities at August 31, 1998.
     At August 31, 1998, investments in the held-to-maturity category are included in marketable securities ($18,704,000) and long-term marketable securities ($43,164,000). The total amortized cost, gross unrealized holding gains, gross unrealized holding losses, and aggregate fair value for held-to-maturity securities are $61,868,000, $527,000, $5,000 and $62,390,000,
respectively. In the held-to-maturity category, $18,704,000 in securities mature within one year and $43,164,000 have maturities ranging from one to three years.
     The Company is not subject to material market risks with respect to its marketable securities.

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

(7) EXPORT SALES
Revenues included export sales of $27,774,000, $32,275,000, and $23,099,000 for the years ended August 31, 1998, 1997 and 1996, respectively. Lindsay's export sales are all in U.S. dollars and are essentially all shipped against prepayments or backed by irrevocable letters of credit which are confirmed by U.S. banks or other secured means.

GEOGRAPHIC AREA EXPORT REVENUES

-------------------------------------------------------------------------
                                        Mexico
                            Europe      & Latin      Other      Totals
$ in thousands            & Africa      America
-------------------------------------------------------------------------
August 31, 1998 ..........  $7,753      $ 8,235      $11,786    $27,774
August 31, 1997 ..........  $9,781      $15,108      $ 7,386    $32,275
August 31, 1996 ..........  $9,364      $ 8,168      $ 5,567    $23,099
-------------------------------------------------------------------------

(8) EARNINGS PER SHARE
Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding. Diluted net earnings per share includes the dilutive effect of stock options.

(9) STOCK SPLIT
On May 6, 1998, the Board of Directors declared a three-for-two split of Lindsay's common stock effective June 15, 1998, to shareholders of record on June 5, 1998. Accordingly, the average number of shares outstanding, per share information and stock option data have been adjusted to reflect the stock split.

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

(11) RECLASSIFICATIONS
Certain reclassifications have been made to prior financial statements amounts to conform to the current-year presentation.


B. NON-OPERATING ITEMS
============================================================================
                                             For the years ended August 31,
                                            --------------------------------
$ in thousands                                1998        1997        1996
============================================================================
Other income, net:
 Litigation settlement ..............       $4,000        $  0      $    0
 (Loss) gain on sales of fixed assets          152         (13)         83
 State economic development
  tax credits .......................          165         387       1,433
 Finance charges ....................           41          24          77
 All other, net .....................          (51)         57          27
----------------------------------------------------------------------------
Total other income, net .............       $4,307        $455      $1,620
============================================================================
C. INCOME TAX PROVISION
============================================================================
                                             For the years ended August 31,
                                            --------------------------------
$ in thousands                                1998        1997        1996
============================================================================
Current taxes ........................     $10,466      $11,055      $7,987
Deferred taxes .......................         686       (1,178)       (565)
----------------------------------------------------------------------------
Total income tax provision ...........     $11,152       $9,877      $7,422
============================================================================

Total tax provisions resulted in effective tax rates differing from that of the statutory federal income tax rates. The reasons for these differences are:

============================================================================
                                       For the years ended August 31,
                                 -------------------------------------------
                                     1998              1997          1996
============================================================================
$ in thousands                  Amount  %       Amount  %      Amount  %
============================================================================
U.S. statutory rate ........   $12,121   35.0  $10,475   35.0  $8,379   35.0
State and local taxes ......       262    0.8      292    1.0     157    0.7
Qualified export activity ..      (236)  (0.7)    (347)  (1.2)   (195)  (0.8)
Municipal bonds ............      (930)  (2.7)    (806)  (2.7)   (793)  (3.3)
Other ......................       (65)  (0.2)     263    0.9    (126)  (0.6)
----------------------------------------------------------------------------
Total ......................   $11,152   32.2   $9,877   33.0  $7,422   31.0
============================================================================


Significant components of the Company's deferred tax assets and liabilities are as follows:
============================================================================
                                             For the years ended August 31,
                                            --------------------------------
$ in thousands                                      1998              1997
============================================================================
Book depreciation in excess of tax .............. $   52            $  131
Employee benefits ...............................  2,560             2,092
Inventory adjustments ...........................    261               161
Accruals not currently deductible for taxes......    988             2,163
----------------------------------------------------------------------------
Net deferred tax assets ......................... $3,861            $4,547
============================================================================

Management does not believe there are uncertainties surrounding realization of the net deferred tax assets.


D. RECEIVABLES
============================================================================
                                                            August 31,
                                                     -----------------------
$ in thousands                                           1998        1997
============================================================================
Trade accounts and notes ........................       $14,809    $19,643
Less allowance for doubtful accounts ............           743        743
----------------------------------------------------------------------------
Net receivables .................................       $14,066    $18,900
============================================================================

E. INVENTORIES

============================================================================
                                                            August 31,
                                                     -----------------------
$ in thousands                                       1998              1997
============================================================================
First-in, first-out (FIFO) inventory ............  $14,361          $ 14,164
LIFO reserves ...................................   (3,228)           (3,500)
Obsolescence reserve ............................     (935)             (669)
----------------------------------------------------------------------------
Total Inventories ...............................  $10,198          $  9,995
============================================================================

The estimated percentage distribution between major classes of inventory before reserves is as follows:

============================================================================
                                                             August 31,
                                                     -----------------------
                                                       1998            1997
============================================================================
Raw materials ...................................       18%             19%
Work in process .................................        6%              6%
Purchased parts .................................       35%             30%
Finished goods ..................................       41%             45%
============================================================================


F. PROPERTY, PLANT & EQUIPMENT
============================================================================
                                                             August 31,
                                                     -----------------------
$ in thousands                                         1998          1997
============================================================================
Plant and equipment:
 Land .....................................        $    70         $    70
 Buildings ................................          5,043           5,033
 Equipment ................................         25,023          23,769
 Other ....................................          5,280           2,135
Capital lease:
 Equipment ................................            458             458
----------------------------------------------------------------------------
Total plant, equipment and capital lease ..         35,874          31,465
Accumulated depreciation and amortization:
 Plant and equipment ......................        (21,690)        (20,145)
 Capital lease ............................           (113)            (26)
----------------------------------------------------------------------------
Property, plant and equipment, net ........        $14,071         $11,294
============================================================================

G. OTHER CURRENT LIABILITIES

====================================================================
                                                     August 31,
                                               ---------------------
$ in thousands                                    1998        1997
====================================================================
Current state and federal income taxes .....   $  (524)    $   342
Payroll and vacation .......................     3,882       3,858
Retirement plans ...........................     1,846       1,635
Taxes, other than income ...................       225         238
Insurance ..................................     1,595       1,997
Dealer service, commission and related items     2,310       2,660
Export freight .............................       174         222
Warranty ...................................       607         607
Legal settlements ..........................       572         350
Environmental ..............................       116         322
Other ......................................       920       2,106
--------------------------------------------------------------------
Total other current liabilities ............   $11,723     $14,337
====================================================================

H. LEASE
During the fourth quarter of fiscal 1997, the Company recorded a three-year capital lease for computer equipment in the amount of $457,850, at interest of approximately 4% with a one-dollar end-of-lease purchase option.
     Future minimum lease payments at August 31, 1998, under this capital lease together with the present value of the minimum lease payments are as follows:

====================================================================
Twelve months ending August 31                        $in thousands
====================================================================
 1999 .........................................           $ 149
 2000 .........................................             109
--------------------------------------------------------------------
 Total minimum payments .......................             258
 Amount representing interest .................              (8)
--------------------------------------------------------------------
 Present value of minimum payments ............             250
 Current portion ..............................            (142)
--------------------------------------------------------------------
 Total ........................................           $ 108
====================================================================


I. CONTINGENCIES
The Company and its subsidiaries are defendants in various legal actions arising in the course of their business activities. In the opinion of management, an unfavorable outcome with respect to any existing legal action will not result in a material adverse effect on Lindsay's consolidated financial position, results of operations or cash flows. Lindsay has substantially completed the environmental remediation efforts at its manufacturing facility. Lindsay believed that its insurer should cover the costs of certain remediation costs. In May 1998, the Company reached an agreement to settle this claim with the insurer for $4.0 million which is included in other income.

J. RETIREMENT PLANS
During 1996, Lindsay adopted an amended and restated defined contribution profit-sharing plan to include a 401(k) provision covering all employees. Participants may voluntarily contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a matching contribution by Lindsay. Additionally, the plan provides for Lindsay to contribute a discretionary amount when warranted by results of operations. The contribution is allocated to participants based upon their respective percentage of wages to total wages of all participants in the plan. Lindsay's total contributions charged to expense under this plan were $800,000 for each of the years ended August 1998 and 1997 and $750,000 for the year ended August 1996.
     A supplementary non-qualified, non-funded retirement plan for certain key executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA.

     Cost and the assumptions for the Company's supplemental retirement plan includes the following components:

==========================================================================
                                            For the years ended August 31,
                                            ------------------------------
$ in thousands                               1998       1997        1996
==========================================================================
Service cost ..........................      $ 80       $ 74        $ 69
Interest cost .........................       128        113         101
Net amortization and deferral .........        69         69          69
--------------------------------------------------------------------------
Net cost ..............................      $277       $256        $239
--------------------------------------------------------------------------
Discount rate .........................      7.00%      7.00%       7.00%
Assumed rates of compensation increases      3.50%      3.50%       3.50%
==========================================================================

The funded status and the amounts recognized in the Company's consolidated balance sheet are as follows:

===========================================================================================
                                                                    August 31,
                                                       ------------------------------------
$ in thousands                                          1998          1997           1996
===========================================================================================
Actuarial present value of benefit obligations
 Vested benefit obligation .........................   $1,271        $1,179         $1,021
 Non-vested benefit obligation .....................      153           147            123
 Accumulated benefit obligation ....................    1,424         1,326          1,144
Projected benefit obligation .......................    1,937         1,820          1,612
Fair value of plan assets ..........................        0             0              0
Unrecognized net gain (loss) .......................       75           (15)             6
Unrecognized prior year service cost ...............        0             0              0
Unrecognized net obligation/(asset) at transition...      787           857            926
Adjustment to recognize minimum liability...........      199           378            452
Liability recognized in the consolidated
 balance sheet .....................................   $1,424        $1,326         $1,144
===========================================================================================

K. STOCK OPTIONS
The Company adopted a Long-Term Incentive Plan in October 1988, (1988 Plan) which provides for awards of stock options, stock appreciation rights, stock indemnification rights and restricted stock (collectively stock awards) to officers and key employees. Options may be granted at, above or below the fair market value of the stock at the date of the grant and are exercisable within periods specified by the Company's Compensation Committee.
     In February 1992, the shareholders approved the 1991 Long-Term Incentive Plan (1991 Plan) which is similar in most material respects to the 1988 Plan. Additionally, the 1991 Plan provides for non-qualified stock options to directors who are not officers or employees of the Company or its subsidiaries.
     Options currently vest ratably over five years and expire ten years from the grant dates.
     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option shares. Had compensation cost for the Company's stock option shares been determined based on the fair value at the grant date for awards in fiscal 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

=========================================================================
                                                         August 31,
                                                -------------------------
$ in thousands, except per share amounts           1998     1997     1996
=========================================================================
Net earnings - as reported..................... $23,480  $20,052  $16,518
Net earnings - pro forma....................... $23,321  $19,996  $16,486
Net earnings per share - as reported........... $  1.61  $  1.34  $  1.08
Net earnings per share - pro forma............. $  1.60  $  1.33  $  1.08
=========================================================================

The pro forma effect on net earnings for fiscal 1998, 1997 and 1996 is not fully representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to the vesting of grants made prior to fiscal 1996.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for all grants in fiscal 1998, 1997 and 1996, dividend yield of 0.5%, expected volatility of 31.2% to 36.6%, risk-free interest rates ranging from 5.0% to 6.9%, and expected lives of the options of 7 to 8 years.

A summary of the status of the Company's stock plans is presented below:

=========================================================================
Restricted shares                         For the years ended August 31,
                                          -------------------------------
$ in thousands, except per share amounts        1998      1997     1996
=========================================================================
Number of shares issued......................  66,375    67,275    64,125
Average price................................  $26.97    $18.58    $11.65
Total value of shares issued.................  $1,790    $1,250    $  747
Total compensation cost recognized in the
statements of operations.....................  $1,543    $1,749    $1,101
=========================================================================

=========================================================================
Option shares                         Number of Shares     Average Price
=========================================================================
Officers, Directors and Key Employees:
Outstanding at August 31, 1995.............  1,302,842            $ 5.45
 Granted...................................     45,562             10.22
 Exercised.................................   (104,846)             5.69
 Cancelled.................................    (36,280)             8.95
Outstanding at August 31, 1996.............  1,207,278              5.51
Exercisable at August 31, 1996.............    977,103              4.69
Weighted average fair value of options
 granted during fiscal 1996................                        11.83
Outstanding at August 31, 1996.............  1,207,278              5.51
 Granted...................................     20,250             17.22
 Exercised.................................   (324,289)             4.07
 Cancelled.................................    (15,188)            12.05
Outstanding at August 31, 1997.............    888,051              6.19
Exercisable at August 31, 1997.............    730,439              5.44
Weighted average fair value of options
 granted during fiscal 1997................                        13.31
Outstanding at August 31, 1997.............    888,051              6.19
 Granted...................................    120,000             27.49
 Exercised.................................   (169,827)             3.01
 Cancelled.................................     (4,725)             8.72
Outstanding at August 31, 1998.............    833,499              9.89
Exercisable at August 31, 1998                 625,412              6.48
Weighted average fair value of options
granted during fiscal 1998.................                       $ 6.36
=========================================================================

The number of stock awards available for grant under the 1988 and 1991 plans are 265,562, 498,708 and 599,868 shares as of August 31, 1998,
1997 and 1996, respectively.

     The following table summarizes information about the Company's Common Stock options outstanding at August 31, 1998:

===========================================================================
                               Options Outstanding    Options Exercisable
---------------------------------------------------------------------------
                             Weighted
                              Average
        Range of       Number    Remaining  Weighted       Number  Weighted
        Exercise  Outstanding  Contractual   Average  Exercisable   Average
          Prices   at 8/31/98         Life     Price   at 8/31/98     Price
===========================================================================
     $2.91- 6.17      309,138   2.33 years     $3.56      309,138     $3.56
      8.37-10.52      389,174   5.04 years      9.19      313,236      9.26
     17.22-17.22       15,187   8.01 years     17.22        3,038     17.22
     26.17-28.17      120,000   9.12 years     27.50            0     27.50
---------------------------------------------------------------------------
                      833,499                             625,412
===========================================================================

L. INDUSTRY SEGMENT INFORMATION
===========================================================================

                                           For the years ended August 31,
                                           ------------------------------
$ in millions                                  1998      1997      1996
===========================================================================
Operating revenues:
 Irrigation ............................     $130.5    $131.6    $115.9
 Diversified products ..................       25.2      26.7      20.3
-----------------------------------------------------------------------
Total operating revenues ...............     $155.7    $158.3    $136.2
-----------------------------------------------------------------------
Operating earnings:
 Irrigation ............................      $31.8     $29.9     $24.0
 Diversified products ..................        5.2       6.1       4.2
-----------------------------------------------------------------------
Segment operating earnings .............       37.0      36.0      28.2
Unallocated general & administrative and
 engineering & research expenses .......      (9.9)     (9.5)     (8.8)
Interest and other income, net .........        7.5       3.4       4.5
-----------------------------------------------------------------------
Earnings before income taxes ...........      $34.6     $29.9     $23.9
-----------------------------------------------------------------------
Identifiable assets:
 Irrigation ............................      $31.4     $33.1     $32.1
 Diversified products ..................        5.6       5.8       4.9
 Corporate .............................       71.9      69.0      59.8
-----------------------------------------------------------------------
Total identifiable assets ..............     $108.9    $107.9     $96.8
===========================================================================

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

DIRECTORS                                                             OFFICERS




VAUGHN L. BEALS, JR.                                                  EDUARDO R. ENRIQUEZ
Director since 1997                                                   Vice President-International
Chairman - Emeritus Harley-Davidson, Inc.                             Joined Lindsay in 1981; Vice President-International 1986

HOWARD G. BUFFETT                                                     BRUCE C. KARSK
Director since 1995                                                   Vice President-Finance, Treasurer and Secretary
Chairman of the Board, The GSI Group;                                 Joined Lindsay in 1979 as Corporate Accounting Manager;
Director: The GSI Group; Berkshire Hathaway, Inc.;                    Controller 1981; Vice President-Finance,
Coca-Cola Enterprises, Inc.                                           Treasurer and Secretary 1984

JOHN W. CROGHAN                                                       CLIFFORD P. LOSEKE
Director since 1989                                                   Vice President-Manufacturing
President of Lincoln Partners,                                        Joined Lindsay in 1971 as Plant Manager;
A partnership of Lincoln Capital Management Company;                  Vice President-Manufacturing 1975
Director: St. Paul Bancorp, Inc.; Republic Services, Inc.;
Morgan Stanley public closed end funds (13 funds)                     CHARLES H. MEIS
                                                                      Vice President-Engineering
GARY D. PARKER                                                        Joined Lindsay in 1971 as a Product Engineer;
Director since 1978                                                   Director of Engineering 1972;
President, Chief Executive Officer and                                Vice President-Engineering 1975
  Chairman of the Board
Joined Lindsay in 1971; Vice President-Marketing 1975;                ROBERT S. SNOOZY
Executive Vice President 1978; President & CEO 1984;                  Vice President-Domestic Sales
Chairman of the Board 1989                                            Joined Lindsay in 1973 as a Research Engineer;
                                                                      Vice President-Marketing 1978;
GEORGE W. PLOSSL                                                      Vice President-Sales and Marketing 1986;
Director since 1989                                                   Vice President-Domestic Sales 1997
President, G.W. Plossl & Co., Inc.

INVESTOR INFORMATION

ANNUAL MEETING
All shareholders are invited to attend our annual meeting, which will be held on January 26, 1999, at 1:00 p.m. at The Cornhusker Hotel 333 South 13th Street, Lincoln, Nebraska. We look forward to meeting shareholders and answering questions at the meeting. Any shareholder who will be unable to attend is encouraged to send questions and comments, in writing, to Gary D. Parker, President, Chief Executive Officer and Chairman of the Board, at Lindsay's corporate offices.

QUARTERLY CALENDAR
The Company operates on a fiscal year ending August 31. Fiscal 1999 quarter-end dates are November 30, 1998, February 28, 1999, May 31, 1999 and August 31, 1999. Quarterly earnings are announced approximately three weeks after the end of each quarter and audited results are announced four to five weeks after year-end. Quarterly earnings releases are posted on Lindsay's web pages at www.zimmatic.com.

FORM 10-K
Shareholders who wish to obtain, free of charge, a copy of Lindsay Manufacturing Co.'s annual report on Form 10-K for the year ended August 31, 1998, as filed with the Securities and Exchange Commission, may do so by writing Bruce C. Karsk, Vice President-Finance, Treasurer and Secretary, at Lindsay's corporate offices.

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
Phone: (612) 450-4064
FAX: (612) 450-4033

RESEARCH REPORTS ISSUED BY
Barrington Research Associates, Inc.
George K. Baum & Company
Select Equity Group, Inc.
Standard & Poors
Value Line Investment Survey

STOCK MARKET INFORMATION
Lindsay's common stock is traded on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN. Prior to October 21, 1997, Lindsay common stock traded on the Nasdaq National Market. Stock price quotations are printed daily in major newspapers.
     As of August 31, 1998, there were 13,594,161 shares of common stock outstanding, held by approximately 250 shareholders of record and an estimated 4,800 shareholders for whom securities firms acted as nominees.

CONCERNING FORWARD-LOOKING STATEMENTS
This Annual Report, including the President's letter, Management's Discussion and Analysis, Year 2000 and other sections, contains forward-looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include the information concerning possible or assumed future results of operations of our Company and those statements preceded by, followed by or include the words "future," "position," "anticipate(s)," "expect," "believe(s)," "see," "plan," "further improve," "outlook," "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward-looking statements: availability of and price of raw materials, product pricing, competitive environment and related domestic and international market conditions, operating efficiencies and actions of domestic and foreign governments. Any changes in such factors could result in significantly different results.

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Omaha, Nebraska

FOR FURTHER INFORMATION
Shareholders and prospective investors are welcome to call or write Lindsay Manufacturing Co. with questions or requests for additional information. Please direct inquiries to:
 Bruce C. Karsk
 Vice President-Finance, Treasurer and Secretary
 Lindsay Manufacturing Co.
 East Highway 91
 P.O. Box 156
 Lindsay, Nebraska 68644
 (402) 428-2131

[LINDSAY LOGO]
LINDSAY MANUFACURING CO.
East Highway 91
Lindsay, Nebraska 68644
(402) 428-2131